UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
(Amendment No. 2)

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

PERFORMANCE HEALTH TECHNOLOGIES, INC.
(Name of Small Business Issuer in its charter)

Delaware	841474432
(State or Other Jurisdiction of	(IRS Employer Identification No.)
Incorporation or Organization)

427 Riverview Plaza
Trenton, New Jersey 08611
609-656-0800
 (Address and Telephone Number of Principal Executive Offices)

Copies to:

Robert Prunetti President & Chief Executive Officer Performance Health Technologies, Inc. 427 Riverview Plaza Trenton, New Jersey 08611 Telephone: 609-656-0800	Thomas P. Gallagher, Esq. Barbara J. Comly, Esq. Gallagher, Briody & Butler 155 Village Boulevard Princeton, NJ 08540 Telephone: (609) 452-6000 Fax: (609) 452-0090

Securities to be registered pursuant to Section 12(b) of the Act:

NONE
(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share
 (Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1.	Description of Business	2
Item 2.	Management’s Discussion and Analysis or Plan of Operation	21
Item 3.	Description of Property	38
Item 4.	Security Ownership of Certain Beneficial Owners and Management	38
Item 5.	Directors, Executive Officers, Promoters and Control Persons	42
Item 6.	Executive Compensation	47
Item 7.	Certain Relationships and Related Transactions	56
Item 8.	Description of Securities	57

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	60
Item 2.	Legal Proceedings	64
Item 3.	Changes in and Disagreements with Accountants	65
Item 4.	Recent Sales of Unregistered Securities	65
Item 5.	Indemnification of Directors and Officers	76

PART F/S

	Financial Statements	F-1

PART III

Item 1.	Index To Exhibits	III-1

Signatures		III-6

Exhibits

EXPLANATORY NOTE

(a)(1)  On May 14, 2007, the Company filed a Registration Statement on Form 10-SB (the “Form 10-SB”) to register its common stock, par value $0.01, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Form 10-SB included the Company’s audited financial statements for the years ended December 31, 2006 and 2005 (the “Year End Financial Statements”).

(a)(2)  On June 13, 2007, the Company received comments from the Staff of the Securities and Exchange Commission (the “SEC”) on the Company’s Form 10-SB including comments on the accounting treatment of certain items contained in the Year End Financial Statements.

(a)(3)  On July 3, 2007, the Company filed Amendment No. 1 to the Form 10-SB (“Amendment No. 1”).  Amendment No. 1 included revised and updated information regarding the Company and a restatement of certain aspects of the Year End Financial Statements.  Amendment No. 1 also included unaudited financial statements for the quarters ended March 31, 2006 and 2007.  In Amendment No. 1 the Company inadvertently omitted labeling the Year End Financial Statements as “restated”.

(a)(4)  On July 13, 2007, the Company’s Form 10-SB, as amended, became effective under the Exchange Act.  As a result, the Company is subject to the requirements of Regulation 13A under the Exchange Act, which requires the Company to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and the Company is required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

(a)(5)  On July 23, 2007, the Company received comments from the Staff of the SEC on Amendment No. 1.  One of the SEC’s comments was to revise the Year End Financials to label the restated financial statements “restated”.  Another SEC comment related to revising the notes to the financial statements to include certain disclosures relating to the restatement and revising other notes.  Another SEC comment was to have the Company’s auditor revise its report to include an explanatory paragraph describing the restatement.

(a)(6)  In this Amendment No. 2 the Company has labeled the restated Year End Financial Statements as “restated”.  In the Year End Financial Statements, the Company has revised notes 1 and 4 and included as note 17 a description of the restatement.  Amendment No. 2 also includes a revised audit opinion.

(a)(7)  Note 17 to the Year End Financials included in this Amendment No. 2 includes the following description of the restatement:

“During 2007, the Company discovered errors made in the financial statements issued for the years ending December 31, 2006 and 2005. The Company adjusted prior period financials statements to reflect the following:

The Company reclassified costs associated with the Company’s registration with the SEC, costs directly associated with the Company entering the SEDA agreement with Cornell Capital, and stock warrants issued in accordance with an investment banking advisory agreement from stock issuance costs and debt issuance costs to prepaid expenses and deferred offering costs. These costs were incurred during 2005 and 2006. The reclassification had a $31,360 effect on net loss and a $.01 impact on earnings per share in 2006 and an $885 effect on net loss and a $.00 impact on earnings per share in 2005.

The Company reclassified a $100,000 short term bridge loan from long term debt on the 2006 balance sheet. The reclassification had no effect on net loss or earnings per share.

The Company performed a new expected volatility study for the years ended 2005 and 2006, and concluded that the expected volatility needed to be increased from 25% to 97.6% during the year ended December 31, 2005 and an increase from 25% to 93.5% during the year ended December 31, 2006. This change in expected volatility impacted the derivative liability, debt discount on the derivative liability, stock option valuation and the associated interest expense, gain on conversion liability, and conversion to additional paid in capital. This change in estimate resulted in an ($1.5M) change to net loss and a $(.04) impact on earnings per share during 2006, and a ($0.1M) change to net loss and a $(.01) impact on earnings per share during 2005.”

(a)(8) In this Amendment No. 2 the Company has revised notes 3, 4 and 10 to the unaudited financial statements for the quarters ended March 31, 2006 and 2007.

(a)(9)  This Amendment No. 2 to the Form 10-SB also amends, restates and updates certain information about the Company.

(a)(10)  This Amendment No. 2 supersedes the information and financial statements contained in the Form 10-SB and Amendment No. 1 in its entirety.

(b)(1)  Moore Stephens, P.C., the Company’s independent accountant, discussed with the Company’s officers the above-referenced matters.

(c)(1)   In this registration statement references to “we,” “us,” “Company,” and “our” refer to Performance Health Technologies, Inc.

TRADEMARKS

The following terms used in this registration statement are our trademarks: MotionTrack™, Core:Tx® and SportsRAC®.

PART I

ITEM 1.       DESCRIPTION OF BUSINESS

THIS SECTION AND OTHER PARTS OF THIS FORM 10-SB CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” COMMENCING ON PAGE 11.

OVERVIEW

We develop and market performance evaluation and rehabilitation products that monitor and guide exercise and give real-time motivational feedback. Over the past nine years, our medical and computer experts have brought together advanced software and medical technology in order to create MotionTrack, our versatile proprietary technology platform. Our goal is to transform the way individuals exercise, train, and rehab from injuries by creating innovative products using MotionTrack that merges technology with exercise for more accurate and controlled therapy, injury recovery, and personal training and fitness.

Our products have been tested, accepted, and endorsed by leaders in the medical, rehabilitation and athletic communities. Our SportsRAC Shoulder, Knee and Forearm systems are installed in physical therapy clinics, and university athletic departments and with professional sports teams throughout the United States and Canada.

In January 2005, we released Core:Tx for Physical Therapists (Core:Tx PT), the first product to incorporate MotionTrack technology, a wireless motion and position sensing system. This system is the culmination of several years of development effort, including three new patent applications. Core:Tx PT is being sold to the clinical physical therapy market. An enhanced and targeted version of the product for stroke survivors was released directly to consumers in the fourth quarter of 2005. Since the launch of the Core:Tx for Stroke Survivors product, we have been evaluating other rehabilitation markets, as well as potential new market segments and plan to begin an intensive effort of marketing Core:Tx products to athletes, health and fitness enthusiasts, fitness centers, rehabilitation patients and rehabilitation clinics. We expect to use a broad range of distribution networks designed to target specific categories of sport sat differing skill levels and differing rehabilitation needs.

The inherent versatility designed into the MotionTrack technology affords the opportunity to explore numerous additional markets, including personal fitness, athletic training, and occupational health and safety. Accordingly, we intend to develop and market additional PC-based products that will function with an upgraded MotionTrack technology system and communicate with a higher performing Core:Tx device. This new family of Core:Tx products will focus on training for the health & fitness consumer market, designed to be especially easy to understand and use, and will be manufactured at a lower price point. These products will be Internet ready, and include the ability to collect and distribute human motion data among multiple users.

Future development and successful brand identity will be linked to our ability to create high-performance exercise evaluation and monitoring products based on our MotionTrack technology platform. We intend to produce and market rehabilitation and fitness aids for both a clinical (rehabilitation or therapy)setting as well as for use in the home and at the gym. Additionally, we seek to license and distribute our MotionTrack technology in pre-existing fitness and rehabilitation products that currently lack the ability to track and monitor motion and position in real-time.

In February 2006 Robert Prunetti was appointed by the Board of Directors as our Chief Executive Officer. One of Mr. Prunetti’s immediate goals was to significantly reduce our expenses in order to conserve rapidly diminishing resources. At the same time, Mr. Prunetti focused on raising funds and conserving and developing a marketing plan for our products. As a result, our full time staff was reduced either by lay off or resignation and key personnel were retained on a consultant basis and our headquarters were moved from Colorado to New Jersey. This reduction in full time employees allowed the move from Colorado to New Jersey to be conducted with a minimum of disruption. As resources became available, essential personnel (marketing and fulfillment) were hired and offices were established in New Jersey, where the new Chief Executive Officer is based.

We were incorporated as a Delaware corporation in 1998 under the name Applied Sports Technologies, Inc. In December 1998 its name was changed toSportstrac.com, Inc.; in May 1999 its name was changed to SportsTrac Systems, Inc.; and in September 2002 its name was changed to Performance Health Technologies, Inc. In March 1999 we acquired all of the assets of SportsTrac, Inc.

PRODUCTS

We design systems that are intuitive, stimulating, and gratifying. Our products provide varied exercise modes and assessment tools. Our clinical products allow clinicians to print reports for record keeping and compliance. Our systems encourage a user’s active participation and do not provide resistance, but maybe used in conjunction with resistive elements such as weights or resistive exercise bands. Our policy is to build systems compatible with existing equipment, protocols, and exercise patterns.

o CORE:TX FOR PHYSICAL THERAPISTS

Core:Tx PT was sold to the clinical physical therapy market. The key hardware in the Core:Tx family of products is a small soap bar-sized device that can be attached anywhere on the body with adjustable straps. This device, utilizing MotionTrack technology, senses limb motion relative to the joint and continuously transmits that information wirelessly to personal computer software. The software provides motivating and informational feedback to the user by providing an entertaining and game-like interface. At the end of each session, the user is provided with a score. The system is particularly aimed at neuromuscular reeducation while strengthening muscles throughout an adjustable range of motion. Core:Tx PT is a versatile tool that is compatible with and enhances existing rehabilitative, preventative fitness and strengthening protocols and equipment.

o CORE:TX FOR STROKE SURVIVORS

The Core:Tx for Stroke Survivors product is an enhanced and targeted version of Core:Tx PT focused on a specific type of user and intended for home use. It was launched in the fourth quarter of 2005. For stroke survivors, the benefits are:

•	Provides guidance for exercises specifically designed for stroke survivors
•	Tracks progress and helps users recognize improvements
•	Can be used at home, making beneficial exercise more convenient, less expensive, and more time-efficient
•	Helps users feel empowered to continue making progress, even without direct clinical guidance
•	Encourages users to continue therapy at home well beyond prescribed sessions and insurance limitations
•	Assists at-home caregivers by providing the tools necessary to easily continue therapeutic sessions

o CORE:TX PRO

Core:Tx Pro is an update to Core:Tx for Physical Therapists that is currently being tested in the clinical market. New software was developed to better serve the rehabilitation industry. Based on the sales experiences of Core:Tx PT, the Pro unit will be distributed among a network of physical therapy hospitals and out-patient facilities, and training and certification will be provided for use of the device. Improvements to this product are:

•	Separate database functionality for storing a large quantity of patient data
•	Clinical database for customization of rehab routine based on each individual patient’s needs
•	Secure patient-login
•	Smoother game that responds more accurately to human movement and interfaces more cleanly with the computer and hardware

o OTHER CORE:TX DERIVATIVES: FOR ATHLETES, REHABILITATION, AND HEALTH & FITNESS

Our broader product rollout to select consumers groups will evolve from the latest Core:Tx for Stroke Survivors product. These products will be marketed to athletes and health & fitness enthusiasts that will benefit from a customized rehabilitation program. The benefits of these products are:

•	Provides guidance for exercises specifically designed for rehabilitation, strength, etc.
•	Tracks progress and provides immediate feedback
•	Can be used in training rooms or at home without direct guidance
•	Can be used at home, making beneficial exercise more convenient, less expensive, and more time-efficient
•	Helps users feel empowered to continue making progress, even without direct guidance
•	Encourages users to continue rehabilitation well beyond prescribed sessions and insurance limitations

Our computer software is built on a platform that allows for easy upgrades, updates, and additional applications. In this case, development is simply adding a layer to the existing framework that adds a new application to the product. These applications are born from market need. Just as we have redeveloped our Core:Tx PT software into Core:Tx Pro, we can easily develop new software applications that work cleanly with our existing device.

Additional future product development includes an internet enabled version of CoreTx Pro which can be used for continued in home rehabilitation under the supervision of a professional therapist, post clinical visits. Other development projects include the creation of Core:Tx FiT, which would be used in a fitness center such as a gym or health club. The vision for this product is for use at the gym or at home, and regardless of where individuals perform their exercises they will be able to access this software via the web. Certain diagnostics can be collected, including the users range-of-motion. If certain deficiencies exist, a health club trainer can then prescribe a program or routine that will help this member increase their range-of-motion. Internet enabling allows for the health club to monitor the exercise of their member, and for club trainers to “train” the member by adjusting the routine being performed with the device. Because of the systems capability to record results over time, the trainer can decide when the user should move to more advanced movements. The main hurdle to this development is financial. Once we have the finances to perform these enhancements, we can assemble the proper team and move toward a time and cost effective product launch schedule.

MARKET OPPORTUNITY

Our strategy for accessing the consumer market is built on a foundation of credibility established within clinical, medical, and professional sports environments. We first penetrated the professional sports market, selling SportsRAC to professional sports teams, university athletic departments, and physical therapy clinics throughout the United States and Canada. Building on the credibility that our success with professional teams afforded us in the clinical market, we followed with Core:Tx PT for physical therapists, shipping our first systems in January of 2005. We seek to continue this success with Core:Tx Pro, as we further penetrate the rehabilitation market with this new and updated product.

Core:Tx for Stroke Survivors has further established us in the clinical market while helping us reach the at-home consumer market. The product represents the creation of a new business opportunity for us. This product is an enhanced and targeted Core:Tx PT product. It was launched on schedule in December of 2005 as a pilot. This innovative product guides stroke survivors through a rehabilitation program for hemiplegia (one sided muscular weakness) in the comfort of their own home.

Many stroke survivors continue to suffer from neuromuscular deficits after their formal therapy has ended. This product is targeted at stroke survivors who want to proactively continue to do things that will improve their quality of daily life even after their formal rehabilitation has been discontinued.

In 2007 we are seeking partnerships that will include our MotionTrack technology in products launched by reputable companies, which will aid both; rehabilitation and general fitness. These products include upgraded technology and devices that allow users to have a more rewarding experience through internet-enabling, advanced data-mining, and the ability to model pre-programmed movements and exercises. Potential new markets include occupational health and safety, and fitness training, both at the gym and in the home. We will also penetrate further into existing markets such as neuromuscular rehabilitation, and physical and occupational safety with upgraded products that also include the previously mentioned key features.

Our vision is to leverage our MotionTrack platform and transform the way individuals exercise, train, and rehab from injuries. Our ability to use PHT software in conjunction with gyro-technology and other technologies that wirelessly track and monitor motion and position in real-time, is unique and can serve multiple industries. Our strategy is to first greatly impact the physical health and fitness market. Current and future development will work toward this goal.

SALES AND MARKETING

Our core brand is built upon our ability to use gyro-technology to wirelessly monitor and track motion and position in real-time. Our strategy was initially built upon our success in the athletic training and rehabilitation market with our SportsRAC product. We will continue to build relationships in this area, and utilize the expertise of our Board of Directors and Advisory Board members to forge partnerships with key doctors, athletic and personal trainers, physical and occupational therapists, chiropractors and other clinicians and professionals to serve as our knowledge network. This network will help us establish our Company among the key influencers for the purchase and distribution of our products. We have begun with a clinical market, and while we will continue to penetrate and build our brand in this market, we will concurrently seek entry opportunities for the consumer market.

We have entered into a distribution agreement with StayHealthy, Inc., a distributor of diagnostic health and wellness products, to market and introduce two of our products, Core:Tx for Stroke Survivors and Core:Tx for Physical Therapists, to their line of health/wellness products. We have also entered into an agreement with StayHealthy to include our proprietary MotionTrack technology platform in the health and fitness kiosks that are being manufactured, marketed and maintained through StayHealthy’s partnership with International Business Machines. We believe these arrangements will give our products exposure to a very large and growing network of health conscious-consumers. We also entered into a sales and marketing agreement with Interactive Metronome, Inc. which markets the Interactive Metronome(R) therapy product to the health care industry for patients who suffer from neurological and motor impairments such as traumatic brain injury, Parkinson’s Disease, amputation, multiple sclerosis and balance disorders. Pursuant to the agreement, Interactive Metronome will market our “Pro Products” and the Stroke Survivor (Home) Products, which use our proprietary MotionTrack technology for measuring a person’s range of motion.

STAYHEALTHY DISTRIBUTION AGREEMENT

StayHealthy, Inc. (“StayHealthy”), a distributor of diagnostic health and wellness products, has been marketing and selling two of our products, Core:Tx for Stroke Survivors and Core:Tx for Physical Therapists, since October 2005 pursuant to a non-binding distribution arrangement. In April 2007 we entered into a definitive distribution agreement with StayHealthy pursuant to which StayHealthy has been appointed a non-exclusive distributor of products, related parts and accessories manufactured and sold by us for rehabilitation associated with recovery from stroke injury.

Pursuant to the agreement we sell the products to StayHealthy at wholesale prices depending on the number of units ordered per month.

We are responsible for shipping orders for our products received by StayHealthy.  The agreement will expire April 20, 2008 unless extended by the parties. Notwithstanding the foregoing, either party can terminate the agreement, without cause, on 30 days written notice to the other party and immediately in the event of breach of the agreement.

STAYHEALTHY KIOSK AGREEMENT

In February 2007 we entered into an agreement with StayHealthy pursuant to which StayHealthy may include our proprietary MotionTrack technology platform in the health and fitness kiosks (the “Kiosks”) that are being manufactured, marketed and maintained by StayHealthy through StayHealthy’s partnership with International Business

Machines (“IBM”). StayHealthy and IBM have created a versatile, customizable Kiosk to replace the blood pressure station found in many retail stores. Instead of simply taking blood pressure, the Kiosk supports a variety of applications including measurement of blood pressure, pulse, weight and body fat percentage. Additional optional components can be added to the base Kiosk. Units of our Core:Tx system incorporating the MotionTrack technology (the “Core:Tx Units”) may be installed and incorporated into certain of the Kiosks as one of those optional components. StayHealthy expects to place the Kiosks in health clubs, schools, retail stores nursing homes and other clinical settings.

Subject to the terms of the agreement, we granted to StayHealthy and, to the extent necessary to manufacture, market and maintain the Kiosks, to StayHealthy’s licensee IBM, a non-transferable and non-exclusive license within the United States of America to use the MotionTrack software and the Core:Tx Units in the Kiosks for the purpose of measuring a user’s range of motion (the “Field of Use”) and for therapeutic exercise. We agreed that during the term of the agreement, we will not license the MotionTrack software to any other person or entity that markets or plans to market a device that is similar to, and may reasonably be considered to be competing with, the Kiosks. We will retain sole ownership and all other intellectual property rights in the MotionTrack software and related technology, including any modifications, enhancements and updates, and any new version developed by us during the term of the agreement.

During the term of the agreement we will provide StayHealthy and IBM with technical support as set forth in the agreement and we will be responsible, at our sole cost and expense, for all initial modifications to the MotionTrack software necessary to ensure that it is compatible with the software currently used in the Kiosks and the operating systems currently used by StayHealthy. If we determine that such integration is not technically feasible or that it cannot be accomplished without undue cost or delay, then we have the right to terminate the agreement and neither party will have any further liability to the other. Except as set forth above, we are not obligated to make any modifications during the term of the agreement, provided, however, that StayHealthy has the right to terminate the agreement upon notice to us if we are not able to perform a requested modification on a basis acceptable to StayHealthy. For any such modification, we and StayHealthy are required to jointly determine a budget and StayHealthy is responsible for payment for the costs of any such modification.

We are not obligated to develop any new version of the MotionTrack software containing significant new functionality. If StayHealthy desires to have us develop a new version of the MotionTrack Software, then it is required to pay us for development of the new version on a time and materials basis, and must reimburse us for the costs of installation of the new version. If we develop anew version independently of StayHealthy, then we are required to offer it to StayHealthy at a price to be determined by negotiation (but on at least as favorable terms as we offer the new version to any other licensee).

If StayHealthy desires to develop a modification that will allow the MotionTrack software to be used for an application that is outside of the Field of Use (the “StayHealthy Modification”), it is required to obtain our written consent. If we permit the StayHealthy Modification, then the agreement provides that (i) StayHealthy must develop the StayHealthy Modification at its sole cost and expense, (ii) StayHealthy and we will jointly own all right, title and interest in and to the StayHealthy Modification and (iii) all license fees and other revenues (net of expenses, including development costs) derived from the applications that use the StayHealthy Modification will be shared equally by StayHealthy and us. We will retain all ownership rights in and to the MotionTrack software; provided, however, that we must permit the MotionTrack software to be licensed with the StayHealthy Modification for so long as the applications using the StayHealthy Modification are licensed to third parties.

In consideration for the license and for the other undertakings by us under the agreement, StayHealthy is obligated to pay us (i) a per Unit fee equal to a percentage of our actual manufacturing costs based on the number of Core:Tx Units covered by each purchase order as set forth below and (ii) a fee equal to 50% of all gross revenues related to use of the Core:Tx Units within the Kiosks. We anticipate that the revenues related to the Core:Tx Units will derive primarily from advertising and promotional materials targeted to Core:Tx Unit users as well as certain license fee arrangements. However, our ability to derive revenues from this agreement will be largely dependent on the ability of StayHealthy to sell advertising and promotions targeted to individuals using the Core:Tx Units within the Kiosks.

For each Kiosk equipped with a Core:Tx Unit, StayHealthy will pay us a per Unit fee equal to a percentage of our actual manufacturing costs based on the number of Units covered by the purchase order.

The agreement has a term of three years commencing February 1, 2007 and will continue thereafter on a year to year basis, unless either party terminates by notice given to the other at least sixty days before the end of the then current term.

INTERACTIVE METRONOME SALES AND MARKETING AGREEMENT

In March 2007, we entered into a Sales and Marketing Agreement with Interactive Metronome, Inc. (“Interactive Metronome”). Interactive Metronome markets its Interactive Metronome(R) therapy product (“IM”) to the health care industry for patients who suffer from neurological and motor impairments such as traumatic brain injury, Parkinson’s Disease, amputation, multiple sclerosis and balance disorders. Pursuant to the agreement, Interactive Metronome will market our “Pro Products” and the Stroke Survivor (Home) Products, which use our proprietary Core:Tx technology for measuring a person’s range of motion (the “Products”).

Pursuant to the agreement, Interactive Metronome has been appointed the exclusive distributor of the Products with respect to the United States and Canada (the “Territory”) for the following markets:

•
NEUROLOGICAL REHABILITATION MARKET. Facilities that provide neurological and motor therapy to adults who have suffered stroke, brain injury and other neuro-muscular disorders provided that sales  efforts are directed to Interactive Metronome’s contacts in the areas of the rehabilitation facilities that treat the individuals referenced above regardless of whether they are Interactive Metronome customers.

•
PEDIATRIC AND DEVELOPMENTAL MARKET. Clinics and hospitals that currently offer the IM for individuals, typically children, diagnosed with cognitive and motor discrepancies such as Autism Spectrum  Disorders, sensory integration disorders and a range of speech and language disabilities, provided that sales efforts are directed to Interactive Metronome’s contacts in the areas of the clinics and hospitals that treat the individuals referenced above; and

•	SPECIALISTS. Physical therapists, occupational therapists and speech therapists who enroll and participate in IM’s Certification or CEU programs.

Pursuant to the agreement, Interactive Metronome has been appointed anon-exclusive distributor for the Products with respect to all other markets within the Territory; provided however, if we appoint an exclusive distributor for any or all such markets during the term of the agreement, Interactive Metronome is obligated to respect that exclusivity.

The parties are required to agree upon suggested retail selling prices for the Products. The purchase price to be paid by Interactive Metronome for the Products is a percentage of the suggested retail selling price for Products.

The agreement has an initial term of one year. During the first year, the agreement may be terminated by us immediately upon Interactive Metronome’s material breach of the agreement or Interactive Metronome’s inability to perform its obligations for financial reasons or otherwise. After the first year, the agreement may be terminated for any reason or for no reason by either party upon 30 days advance written notice.

During the term of the agreement and for a period of two years after termination of the agreement, Interactive Metronome may not, without our prior written consent, in any manner, directly or indirectly contact or solicit the trade or patronage of any of our customers for itself or any other person or entity with respect to any products that are designed for or may be used to measure a person’s range of motion, or solicit, induce or attempt to induce any or our employees to leave our employ to become connected in any way with, or employ or utilize any such employee in, any other business engaged in the sale or distribution of products similar to our Products.

RESEARCH AND DEVELOPMENT

Development of Core:Tx PT began with a need to create a versatile platform technology (MotionTrack) that would carry us beyond the clinical market, and an evaluation of SportsRAC sales objections experienced by our sales partners.(SportsRAC is our flagship system for precise evaluation and exercise of neuromuscular reeducation.) Based on the voice of the customer, we developed a concept for a product that built upon the benefits of SportsRAC while also avoiding those identified objections. We mocked-up our concept and created illustrations of our vision for the finished product. Armed with these tools, we interviewed several representative potential customers, including clinicians, coaches, trainers, athletes, and parents of young athletes. We also engaged researchers from Colorado State University as an objective third party to verify our basic market research.

Based on feedback from these sources, functional prototypes were built. Using these Core:Tx prototypes, we demonstrated to and interviewed representative potential customers. We also placed a Core:Tx prototype with a physical therapist at the Santa Monica Orthopedic and Sports Medicine Research Foundation, a prestigious clinic engaged in knee injury prevention research and clinical practice. After further refinement, we specified and built pre-production samples--functional and aesthetic prototypes based on a design ready for manufacturing. Beta testing of these samples in clinics began in July 2004. Initial manufacturing began in December 2004, with product launch following in January 2005.

Future product development is following much the same process. In addition to understanding SportsRAC and Core:Tx sales objections, we have conducted - and will continue to conduct - quantitative and qualitative market research initiatives that use industry standard methodologies. This research will help us understand the voice of the customer, which will be a key force in identifying market needs and delivering product benefits.

We ceased selling our SportsRAC systems in 2005, since the SportsRAC device did not reach as wide of a market as we expected. The design and size of the device made it difficult to sell since the unit was a large apparatus with various attachments, as well as a computer stand which interfaced with a laptop. The product was discontinued in order to create a demand for our new product, Core:Tx. The main difference between SportsRAC and Core:Tx is the size of the device and the functionality with the computer. Core:Tx is smaller and streamlined and is also wireless, enabling a user to wear the device on any extremity with human motion data being sent wirelessly to the computer.  SportsRAC was less versatile and required users to place their arm or leg into apiece of equipment, with the motion data being sent via a hard-wired connection to the computer.

We commissioned a market research effort in May 2005 with respect to a potential training focused product called Annapurna and determined not to proceed with Annapurna as a product at this time.

MANUFACTURE OF PRODUCTS

Our Core:Tx products are manufactured by a Colorado based company. We entered into a non-exclusive manufacturing contract with this company in November 2006.  The manufacturing price paid by us to the manufacturer is dependent on the number of products ordered in production runs of 100, 250 or 500 units. Products are manufactured within approximately six to eight weeks after an order is placed by us. The manufacturing contract expires December 30, 2007. We do not have any other contracts with this manufacturer. This manufacturer is an ISO 9001:2000 certified and FDA registered contract manufacturing and services company. We are not dependent on this manufacturer and may in the future have our products by another manufacturer.

Our inventory consisting of units and their accessories is currently stored at our headquarters in Trenton, New Jersey. The inventory will continue to be stored in house until we reach our maximum capacity.

PROPRIETARY TECHNOLOGY

THE CORE:TX. Core:Tx is a patent-pending wireless system built on our innovative MotionTrack platform. It combines hardware and software operating on a personal computer (PC). Its key hardware is a small soap bar-sized device that can be attached anywhere on a user’s body with adjustable straps. This device, based on MotionTrack technology, uses a gyroscope to sense the user’s limb motion relative to the user’s joint and continuously transmits that information wirelessly to the PC software. The software provides motivating and informational feedback to the user utilizing an entertaining and game-like interface. At the end of each session, the user is provided with a score. The system is particularly aimed at aiding neuromuscular reeducation while strengthening muscles throughout an adjustable range of motion. Core:Tx is a versatile tool that is compatible with and enhances existing rehabilitative, preventative, and strengthening protocols and equipment.

THE MOTIONTRACK PLATFORM. MotionTrack technology is the platform technology designed to leverage the unique features of our proprietary software and algorithms. MotionTrack combines these algorithms with wireless inertial sensor technology to capture and output human motion data creating a broad spectrum of potential applications.

INTELLECTUAL PROPERTY

Our Core:Tx system, which uses MotionTrack technology, utilizes patent-pending innovative hardware and software products designed to leverage the unique features of our proprietary algorithms. In an effort to protect the market for the Core:Tx system and MotionTrack technology, we have filed three patent applications covering various features of these technologies. These patent applications cover, among other concepts, the idea of using wireless inertial sensor technology to monitor user movement, process information about that movement and provide feedback to the user in order to enhance exercise and rehabilitation. Although we generally seek patent protection when possible, we do not consider patent protection to be a significant competitive advantage in the marketplace for our products.

Patents based on these patent applications may not be granted, however, and even if granted, such patents may not effectively protect us from competitive products or otherwise give us a competitive advantage. Further, it is possible that our patent applications or any patents granted could become the subject of interference proceedings that result in the loss of the associated patent rights or that any patents granted could be circumvented or invalidated. In addition, our non-patented proprietary technology and information or substantially equivalent technology or information may become known to, or be independently developed by, our competitors, or our proprietary rights in intellectual property may be challenged. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We own the registered trademark Core:Tx in the U.S. and have filed an application to register the trademark in Canada. We have also filed applications to register the MotionTrack trademark with the USPTO and in Canada.

COMPETITION

Our industry consists of major domestic and international companies, many of which have financial, technical, marketing, sales, manufacturing, distribution and other resources substantially greater than ours. We believe that we compete based upon the effectiveness of our products and upon price. We minimize our product prices by minimizing our expenses. We intend to operate with minimal overhead costs by outsourcing our shipping, receiving, purchasing, and production functions.

The products described below constitute the closest known competitors to our Core:Tx product. Management believes, however, that these products do not provide the innovation or benefits offered by the Core:Tx system.

Flex Monitor is sold by CDM Sport. Flex Monitor senses a patient’s single-plane angular motion and transmits information over a cable connection to a personal computer. It is aimed at stretching exercises, which have not historically contained what we call a “Fun Factor.” We believe a Fun Factor is essential to progressing towards consumer sales. Flex Monitor also has a “techy” PC display and hardware that looks like a prototype rather than a finished product.

Monitored Rehab Systems are also sold by CDM Sport. The systems available are Functional Squat, Back Extension, Leg Extension, and Cable Column equipment. They are weight machines integrated with sensors and PCs that provide agame-like interface for NMR, strengthening exercises and evaluation. They are very expensive (the Functional Squat system retails for about $17,000). They are not portable or wireless. And in spite of their user interface complexity, they are not versatile--for example, the Leg Extension machine is for leg extensions only.

Balance System is made and sold by Biodex Medical Systems. It “evaluates neuromuscular control by quantifying the ability to maintain dynamic postural stability on an unstable surface.” It is neither versatile nor portable.

Mentor is made by Kinetic Muscles Inc. It is Kinetic Muscles’ first device and is aimed at hand rehabilitation for stroke patients and similar users. Mentor is an active range of motion device that engages a pneumatic actuator at the patient’s maximum self extension, thereafter assisting the patient’s motion to full extension. Described as a “very rigorous regimen”, the Mentor does not appear to have a Fun Factor. It is quite clinical in appearance, lacks versatility, and is not wireless.

GOVERNMENT REGULATION

Our products and operations are subject to regulation by the Food and Drug Administration, or FDA, and state authorities. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, promotion, distribution and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended and indicated uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

Under the Federal Food, Drug, and Cosmetic Act, or FFDCA, medical devices are classified into one of three classes--Class I, Class II or Class III--depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the type of premarketing submission and application process required for FDA clearance to market the device. Class I includes devices with the lowest risk to the patient (and subject to the least regulatory control),while Class III includes devices with the greatest risk to the patient (and strictest regulatory control).

Our currently marketed products are Class I medical devices. Class I devices are low-risk devices subject to the least regulatory control. In general, a company can market a Class I device as long as it adheres to a set of guidelines called “General Controls,” which sufficiently assure the safety and effectiveness of the device. General Control are the baseline requirements of the Food, Drug and Cosmetic Act, or FD&C, that apply to all classes of medical devices and include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, establishment registration, product listing, reporting of adverse medical events and certain product malfunctions, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process, although we believe that our products do not.

The FDA may disagree with our classification of our products, change its policies, adopt additional regulations, or revise existing regulations, any of which could impact our ability to market our products.

The FDA has broad regulatory and enforcement powers. If the FDA determines that we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions from public warning letters, fines, injunctions, consent decrees and civil penalties to suspension or delayed issuance of approvals, seizure or recall of our products, total or partial shutdown of production, withdrawal of approvals or clearances already granted, and criminal prosecution. The FDA can also require us to repair, replace or refund the cost of devices that we manufactured or distributed. If any of these events were to occur, it could materially adversely affect our business, financial condition and results of operations.

EMPLOYEES

We currently employ two full-time employees and one part-time employee. We contract with consultants to assist in certain areas of our operations. Additionally, we outsource key functions to control costs and keep our overhead low.

We intend to hire additional full-time employees on an as needed basis. This will depend upon our receiving additional capital funding pursuant to the standby equity distribution agreement or otherwise.

RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DISCUSSED BELOW AS WELL AS OTHER INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT ON FORM 10-SB. THE RISKS DISCUSSED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION IN THIS REGISTRATION STATEMENT ON FORM 10-SB, INCLUDING THE FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING HEREIN, ANY OF WHICH COULD MATERIALLY AFFECT OUR BUSINESS, FINANCIAL CONDITIONS OR RESULTS OF OPERATIONS, ARE NOT THE ONLY RISKS WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE DEEM TO BE IMMATERIAL COULD ALSO MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

WE HAVE HAD LIMITED PRODUCT SALES, A HISTORY OF OPERATING LOSSES AND HAVE BEEN UNPROFITABLE SINCE INCEPTION.

We have had limited sales of our products to date. We incurred net losses of approximately $5.3 million during the year ended December 31, 2006 and approximately $1.3 million for the three months ended March 31, 2007. We expect to incur substantial additional operating losses in the future. During the year ended December 31, 2006 and the three months ended March 31, 2007, we generated revenues from product sales in the amounts of approximately $5,278 and $589, respectively. We cannot assure you that we will continue to generate revenues from operations or achieve profitability in the near future or at all.

WE HAVE A WORKING CAPITAL LOSS, WHICH MEANS THAT OUR CURRENT ASSETS ON MARCH 31, 2007 WERE NOT SUFFICIENT TO SATISFY OUR CURRENT LIABILITIES.

We had a working capital deficit of $4,605,830 at March 31, 2007, which means that our current liabilities exceeded our current assets on March 31, 2007 by $4,605,830. Current assets are assets that are expected to be converted to cash or otherwise utilized within one year and, therefore, may be used to pay current liabilities as they become due. Our working capital deficit means that our current assets on March 31, 2007 were not sufficient to satisfy all of our current liabilities on that date.

THE REPORT OF OUR INDEPENDENT AUDITORS CONTAINS AN EXPLANATORY PARAGRAPH RELATING TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

In its report dated June 27, 2007, our auditors, Moore Stephens, P.C., explained that there is substantial doubt about our ability to continue as a going concern. Our accompanying financial statements have been prepared on a going concern basis, which contemplates our continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Since inception, we have incurred substantial operating losses and expect to incur additional operating losses over the next several years. As of December 31, 2006, we had an accumulated deficit of approximately $20.4 million. Our accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have financed our operations since inception primarily through equity financings and we will continue to depend on external financing to fund our operations over the next several years. No assurances can be given that the additional capital necessary to meet our working capital needs or to sustain or expand our operations will be available in sufficient amounts or at all under the standby equity distribution agreement described below or otherwise. Continuing our operations over the next twelve months is dependent upon obtaining such further financing. These conditions raise substantial doubt about our ability to continue as a going concern.

WE MAY NOT BE ABLE TO OBTAIN THE SIGNIFICANT FINANCING THAT WE NEED TO CONTINUE TO OPERATE.

We may not be able to obtain sufficient funds to continue to operate or implement our business plan. We estimate that we will need approximately $3.4 million to continue to operate over the next 12 months in order to implement our business plan in addition to the remaining proceeds provided from privately placed bridge loans of approximately $2.2 million that closed from April 2006 to July 31, 2007. These remaining bridge loan proceeds may not be sufficient to meet our needs until the standby equity distribution agreement is available for us to draw on.

Our long-term financing needs are expected to be provided from the standby equity distribution agreement we entered into in January 2006 with Cornell Capital. Pursuant to the standby equity distribution agreement we may, at our discretion, periodically sell to Cornell Capital shares of our common stock for a total purchase price of up to $10 million. We will need to register the shares to be issued under the standby equity distribution agreement before such shares can be issued to Cornell Capital in the future. We have not yet registered such shares with the Securities and Exchange Commission and there can be no assurance that we will register such shares or draw down funds under the standby equity distribution agreement.

In addition, we will not be in a position to access the capital under the standby equity distribution agreement until our securities are quoted on the Over-the-Counter Bulletin Board. Our common stock is presently not traded on any public market or securities exchange. There can be no assurance that we will successfully list our securities for quotation on the Over-the-Counter Bulletin Board. The amount available under the standby equity distribution agreement, once conditions for accessing such capital have been met, will not be dependent on the price or volume of our common stock.

RESTRICTIONS UNDER THE STANDBY EQUITY DISTRIBUTION AGREEMENT COULD SIGNIFICANTLY LIMIT OUR ABILITY TO ACCESS FUNDS UNDER THE STANDBY EQUITY DISTRIBUTION AGREEMENT.

We may not request advances under the standby equity distribution agreement if the shares to be issued in connection with such advances would result in Cornell Capital owning more than 9.9% of our then outstanding common stock. As of July 31, 2007, we had 48,493,352 shares outstanding so Cornell Capital could not own in excess of 4,800,841 shares. Giving effect to the 2,000,000 shares of our common stock currently held by Cornell Capital it could purchase 2,800,841 additional shares for approximately $665,200 under the standby equity distribution agreement (at an assumed purchase price of $0.2375 per share based upon 95% of an assumed lowest trading price of $0.25). We will be unable to sell additional shares of our common stock under the standby equity distribution agreement if Cornell Capital is unable to reduce its holdings so as to remain below the 9.9% threshold.

CORNELL CAPITAL WILL PAY FIVE PERCENT LESS THAN THE THEN-PREVAILING MARKET PRICE OF OUR COMMON STOCK WHICH MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS, DOWNWARD PRESSURE ON OUR STOCK AND A DECREASE IN OUR STOCK PRICE.

For each share of common stock purchased under the standby equity distribution agreement, Cornell Capital will pay us 95% of the lowest volume weighted average price of our common stock as quoted by on the Over-the-Counter Bulletin Board or other principal market on which our common stock is traded for the five days immediately following the date we deliver a notice requiring Cornell Capital to purchase our shares under the standby equity distribution agreement. There is no minimum price for shares to be issued pursuant to the standby equity distribution agreement. Cornell Capital will retain a cash fee of 5% from the proceeds received by us for each advance under the standby equity distribution agreement for an effective total discount to the market price of our common stock of 10%. This 10% discount is an underwriting discount. $500 must also be paid to Yorkville Advisors, LLC, an affiliate of Cornell Capital, as a structuring fee upon each cash advance.

These discounted sales could cause the price of our common stock to decline. The sale of shares sold pursuant to the standby equity distribution agreement will have a dilutive impact on our stockholders. As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price is, the more shares of common stock we will have to issue under the standby equity distribution agreement to draw down the full amount. If our stock price is lower, then our existing stockholders would experience greater dilution.

THE SALE OF OUR STOCK UNDER OUR STANDBY EQUITY DISTRIBUTION AGREEMENT COULD ENCOURAGE SHORT SALES BY THIRD PARTIES, WHICH COULD CONTRIBUTE TO THE FUTURE DECLINE OF OUR STOCK PRICE.

The significant downward pressure on the price of our common stock caused by the sale of material amounts of common stock under the standby equity distribution agreement could encourage short sales by third parties. In a short sale, a prospective seller borrows stock from a shareholder or broker and sells the borrowed stock. The prospective seller hopes that the stock price will decline, at which time the seller can purchase shares at a lower price to repay the lender. The seller profits when the stock price declines because it is purchasing shares at a price lower than the sale price of the borrowed stock. Such sales could place further downward pressure on the price of our common stock by increasing the number of shares being sold.

THE STANDBY EQUITY DISTRIBUTION AGREEMENT CONTAINS CERTAIN COVENANTS PROHIBITING US FROM RAISING CAPITAL AT LESS THAN THE MARKET PRICE.

The standby equity distribution agreement contains a covenant that restricts us from raising capital from the sale of stock or other securities convertible into stock at a price less than the market price of our common stock on the date of issuance. The existence of this covenant may limit our ability to borrow money or raise capital from the sale of stock or convertible securities because purchasers of our stock or convertible securities may want to pay a discount to the market price of our stock.

WE CURRENTLY MARKET ONLY A LIMITED LINE OF PRODUCTS IN AN EMERGING MARKET.

We currently market only our Core:Tx system. We ceased marketing our SportsRAC System in 2005. To date we have had only limited sales of our SportsRAC System. If the Core:Tx system fails to achieve market acceptance and significant sales, we will not be able to generate revenue from the sale of this or other products and may not continue in business.

IF THE MARKET DOES NOT ACCEPT THE CORE:TX SYSTEM, WE WILL NOT GENERATE REVENUES NECESSARY TO CONTINUE IN BUSINESS.

The Core:Tx system is being offered in an emerging market. Under our current marketing plan, the Core:Tx system is being marketed to physicians and physical therapists. We believe acceptance by physicians and physical therapists will benefit our marketing in the health and fitness club market and the fitness and recreation consumer market. To date, there is no widespread market acceptance by physicians and physical therapists or in any other market. We intend to redirect our marketing efforts and are currently developing a marketing plan for the health and fitness club market and the fitness and recreation consumer market. Once finalized, the marketing plan will be our first attempt to sell products in the consumer market with the inherent risks in any first time entry into a new market. We may be unable to produce or adapt our products to other uses, and even if we are able to successfully adapt Core:Tx (Motion Track) to other formats, the adaptations might not achieve market acceptance. Absent adequate sales of these products, we may not be able to continue in business.

THERE IS CURRENTLY LIMITED COMPETITION FOR OUR PRODUCTS, BUT FUTURE COMPETITION MAY IMPACT SALES OF OUR PRODUCTS.

At present, the competition for our products is limited. In the future and if markets develop, competition may also develop. Potential competitors may have greater financial, marketing, and technical resources than we will have. To the extent that competitors achieve a performance or price advantage, we will be at a competitive disadvantage and our sales may decline.

THERE IS NO LONG TERM TESTING OF THE CORE:TX SYSTEM AND THE ABSENCE OF TESTING MAY ADVERSELY IMPACT SALES.

There is no long term testing of the Core:Tx system. Although we have initiated studies of the Core:Tx system, at this time there are no studies or tests relating to the Core:Tx system for use in neuromuscular rehabilitation. The final results will not be available in the near future. The absence of any testing may adversely impact sales of the Core:Tx system.

OUR PRODUCTS ARE BASED UPON OUR NON-PATENTED PROPRIETARY TECHNOLOGY AND OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE LOSE OUR INTELLECTUAL PROPERTY RIGHTS.

Our products utilize non-patented proprietary hardware, software and data, and other proprietary technology and information which we developed over several years. We employ various methods to protect our proprietary technology and information, including confidentiality and proprietary information agreements with vendors, employees, consultants and others. Despite these precautions, our or substantially equivalent technology or information may become known to, or be independently developed by, our competitors, or our proprietary rights in intellectual property may be challenged. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We have three patents applications pending covering our MotionTrack motion sensing and position system technology, and our Core:Tx device and modes of operation. Patents based on these applications may not be granted and, even if granted, such patents may not effectively protect us from competitive products or otherwise give us a competitive advantage. Further, it is possible that our patent applications or any patents granted could become the subject of interference proceedings (i.e. proceedings declared by the U.S. Patent and Trademark Office, or USPTO, to determine the priority of inventions) that result in the loss of the associated patent rights or that any patents granted could be circumvented or invalidated. We may apply for additional patents in the course of our business as we deem appropriate. Although we generally seek patent protection when possible, we do not consider patent protection to be a significant competitive advantage in the marketplace for our products.

OUR OPERATING RESULTS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED IF WE BECOME INVOLVED IN LITIGATION REGARDING OUR INTELLECTUAL PROPERTY RIGHTS.

We, our products, our patent applications or any patents ultimately granted may become subject to infringement claims, litigation or interference proceedings declared by the U.S. Patent and Trademark Office, or USPTO, to determine the priority of inventions, either with or without merit. The defense and prosecution of intellectual property suits or USPTO interference proceedings can be both costly and time consuming. An adverse determination in any litigation or interference proceeding to which we may become a party could:

•	subject us to significant liabilities to third parties in the case of litigation;
•	require us to license disputed intellectual property rights from a third party for royalties that may be substantial; or
•	require us to cease using such intellectual property.

Any of these outcomes could have a material adverse effect on us. We are currently not aware of any intellectual property infringement claims that may be brought against us.

PRODUCT LIABILITY CLAIMS MAY HARM OUR BUSINESS.

We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in adverse effects. We currently do not carry product liability insurance and have no plans to purchase such insurance. In the event of any products liability claim, we would have to pay any amount awarded by a court which could have a material adverse effect on us. Even a merit less or unsuccessful product liability claim would be time consuming and expensive to defend and could result in the diversion of management’s attention from business. In addition, if we ever elect to purchase product liability insurance, any product liability claim brought, with or without merit, could result in the increase of product liability insurance rates or the inability to secure coverage in the future.

REGULATION OF OUR PRODUCTS COULD INCREASE THE COST AND ADVERSELY AFFECT SALES.

Our products and operations are subject to regulation by the Food and Drug Administration, or FDA, and state authorities. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, promotion, distribution and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended and indicated uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

Under the Federal Food, Drug, and Cosmetic Act, or FFDCA, medical devices are classified into one of three classes--Class I, Class II or Class III--depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the type of premarketing submission and application process required for FDA clearance to market the device. Class I includes devices with the lowest risk to the patient (and subject to the least regulatory control), while Class III includes devices with the greatest risk to the patient (and strictest regulatory control).

Our currently marketed products are Class I medical devices. Class I devices are low-risk devices subject to the least regulatory control. In general, a company can market a Class I device as long as it adheres to a set of guidelines called “General Controls,” which sufficiently assure the safety and effectiveness of the device. General Control are the baseline requirements of the Food, Drug and Cosmetic Act, or FD&C, that apply to all classes of medical devices and include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, establishment registration, product listing, reporting of adverse medical events and certain product malfunctions, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process, although we believe that our products do not.

The FDA may disagree with our classification of our products, change its policies, adopt additional regulations, or revise existing regulations, any of which could impact our ability to market our products.

The FDA has broad regulatory and enforcement powers. If the FDA determines that we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions from public warning letters, fines, injunctions, consent decrees and civil penalties to suspension or delayed issuance of approvals, seizure or recall of our products, total or partial shutdown of production, withdrawal of approvals or clearances already granted, and criminal prosecution. The FDA can also require us to repair, replace or refund the cost of devices that we manufactured or distributed. If any of these events were to occur, it could materially adversely affect our business, financial condition and results of operations.

WE MAY BE UNABLE TO MANAGE GROWTH AND HIRE AND RETAIN EMPLOYEES AS CONTEMPLATED IN OUR BUSINESS PLAN.

It is anticipated that our business plan will require us to expand services, hire additional employees, and expand our operational systems. We may not be able to effectively and cost-efficiently control our planned expansion. We may not be able to attract and retain qualified personnel required under our business plan.

THE INABILITY OF OUR EXECUTIVE OFFICERS TO DEVOTE SUFFICIENT TIME TO THE OPERATION OF THE BUSINESS MAY LIMIT OUR COMPANY’S SUCCESS.

James Bartolomei, our Chief Financial Officer, serves as the managing partner of Bartolomei Pucciarelli, LLC, an accounting firm located in Lawrenceville, New Jersey, and provides accounting, tax and consulting services to other companies. Mr. Bartolomei divides his time between managing the day to day operations of Bartolomei Pucciarelli and working with clients. Mr. Bartolomei and his staff currently devote approximately 100 hours per month to the operation of our business. Mr. Bartolomei’s duties at Bartolomei Pucciarelli, LLC may create conflicts of interests and may detract from the time Mr. Bartolomei can spend on our business. Robert Prunetti, our Chief Executive Officer, is also the President of Phoenix Ventures, LLC, a business development and public relations consulting firm controlled by Robert Prunetti. Phoenix Ventures, LLC, provides business management services to us including daily administrative operations, strategic planning assistance, finance and accounting assistance and general management services. For such services, we pay Phoenix Ventures, LLC, a monthly fee. While Mr. Prunetti currently devotes substantially all of his time to our business, his role with Phoenix Ventures may create conflicts of interests and may detract from the time Mr. Prunetti can spend on our business. If our business requires more time for operations than anticipated, our Chief Executive Officer and Chief Financial Officer may not be able to devote sufficient time to the operation of the business to ensure that it continues as a going concern. Even if this lack of sufficient time of our Chief Executive Officer and Chief Financial Officer is not fatal to our existence, it may result in limited growth and success of the  business.

WE HAVE NOT BEEN SUBJECT TO THE PERIODIC FILING AND REPORTING REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934.

Prior to July 13, 2007, we were not subject to the periodic filing and reporting requirements of the Securities Exchange Act of 1934, as amended. We do not have experience as a reporting company and may encounter difficulty meeting the various obligations imposed on us by the public reporting system.

OUR COMMON STOCK MAY BE AFFECTED BY LIMITED TRADING VOLUME AND MAY FLUCTUATE SIGNIFICANTLY.

We intend to file, through a market maker, an information statement pursuant to Section 15c-211 with the National Association of Securities Dealers, Inc. for quotation of our common stock on the Over-the-Counter Bulletin Board. Once a trading market is established, there can be no assurance that it will be active. An absence of an active trading market could adversely affect our stockholders’ ability to sell our common stock in short time periods, or possibly at all. Our common stock is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate  substantially.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE, WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE.

The market price of shares of our common stock is likely to be highly volatile. Factors that may have a significant effect on the market price of our common stock include the following:

•	sales of large numbers of shares of our common stocks in the open market, including shares issuable at a fluctuating conversion price at a discount to the market price of our common stock;
•	our operating results;
•	our need for additional financing;
•	announcements of technological innovations or new commercial products by us or our competitors;
•	developments in our patent or other proprietary rights or our competitors’ developments;
•	governmental regulation; and
•	other factors and events beyond our control.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

As a result of potential stock price volatility, investors may be unable to resell their shares of our common stock at or above the cost of their purchase prices. In addition, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, this could result in substantial costs, a diversion of our management’s attention and resources and harm to our business and financial condition.

FUTURE SALES OF SHARES OF OUR COMMON STOCK BY EXISTING SECURITY HOLDERS IN THE PUBLIC MARKET, OR THE POSSIBILITY OR PERCEPTION OF SUCH FUTURE SALES, COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERS.

To date there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding convertible notes, warrants and options, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

As of July 31, 2007, there were 48,493,352 shares of our common stock outstanding of which 41,049,344 shares have been outstanding for more than two years and are eligible for sale under Rule 144k under the Securities Act of 1933, as amended, or the Securities Act, in the public market without restriction or registration (other than shares held by affiliates) and 7,444,008 shares have been outstanding for more than one year but less than two years and will be eligible for sale in the public market for sale commencing October 11, 2007 under Rule 144.

In addition, as of July 31, 2007, 19,200,000 shares issuable upon conversion of $4,800,000 in principal of convertible notes sold in 2003 and 2004 are eligible for sale under Rule 144k in the public market without restriction or registration (other than shares held by affiliates) and shares issuable upon the conversion of our convertible notes issued in 2006 will be eligible in the public market for sale commencing October 11, 2007  under Rule 144 once the one year holding period has been satisfied.

In addition, as of July 31, 2007, we had warrants outstanding to purchase up to 28,161,563 shares of our common stock. Of such warrants, shares issuable upon the cashless exercise of 2,363,263 warrants are eligible for sale under Rule 144k in the public market without restriction or registration (other than shares held by affiliates) and shares issuable upon the cashless exercise of 5,111,850 warrants will be eligible in the public market for sale commencing October 11, 2007 under Rule 144.

All of the shares available for sale under Rule 144k may be immediately resold in the public market, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations of Rule 144k. Shares eligible for sale under Rule 144 may be sold commencing October 11, 2007.

Upon vesting, 11,755,332 shares will also be issuable upon the exercise of presently outstanding stock options and 9,244,668 additional shares have been reserved for future issuance under our existing stock option plans. Pursuant to Rule 701 of the Securities Act, as currently in effect, any of our employees, directors, consultants or advisors who purchase shares of our common stock from us pursuant to options granted prior to the under our existing stock option plans or other written agreement is eligible to resell those shares commencing October 11, 2007 in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. Additionally, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares issued or issuable upon the exercise of all these stock options.

In the future, we may issue our securities in connection with financings, acquisitions or other investments. The amount of our common stock issued in connection with any financing, acquisition or other investment could constitute a material portion of our then outstanding common stock. Such issuances could result in dilution of our common shareholders.

THE HOLDERS OF OUR OUTSTANDING CONVERTIBLE NOTES HAVE THE OPTION OF CONVERTING THE CONVERTIBLE NOTES INTO SHARES OF OUR COMMON STOCK. THE HOLDERS OF OUR WARRANTS MAY ALSO EXERCISE THEIR COMMON SHARE PURCHASE WARRANTS. IF THE CONVERTIBLE NOTES ARE CONVERTED OR THE SHARE PURCHASE WARRANTS ARE EXERCISED, THERE WILL BE DILUTION OF YOUR SHARES OF OUR COMMON STOCK.

There are a large number of shares underlying our convertible debentures and warrants that may be available for future sale and the sale of these shares may depress the market price of our common stock.

As of July 31, 2007, we had 48,493,352 shares of common stock issued and outstanding, $6,817,000 in principal of all outstanding convertible notes that may be converted into approximately 28,000,000 shares of common stock and outstanding warrants to purchase 30,349,063 shares of common stock. The issuance of shares upon conversion of the convertible notes and exercise of warrants may result in substantial dilution to the interests of other stockholders since the holders may ultimately convert and sell the full amount issuable on conversion.

Of our outstanding $6,817,000 in principal of convertible notes and 30,349,063 warrants, $4,800,000 in principal of our convertible notes sold in 2003 and 2004 which currently have a conversion price of $0.25 per share and 9,825,113 of our outstanding warrants which currently have exercise prices of $0.25 to $0.30, are subject to anti-dilution protection upon the occurrence of certain events. If, among other things, we offer, sell or otherwise dispose of or issue any of our common stock (or any equity, debt or other instrument that is at any time over its life convertible into or exchangeable for our common stock) at an effective price per share that is less than the conversion price of the convertible note or the exercise price of the warrant, the conversion price of the convertible note or the exercise price of the warrants will be reduced, depending on the number of shares of common stock that we issue at that lower price, to a price which is less than the current conversion price or the exercise price.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR CERTAIN OF OUR CONVERTIBLE NOTES MAY ENCOURAGE INVESTORS TO MAKE SHORT SALES IN OUR COMMON STOCK, WHICH COULD HAVE A DEPRESSIVE EFFECT ON THE PRICE OF OUR COMMON STOCK.

Of our outstanding $6,817,000 in principal of all outstanding convertible notes, $1,000,000 in principal of convertible notes sold in 2006 are convertible into shares of our common stock at the lesser of fixed prices ranging from $0.30 to $0.60 and a 30% discount to the trading price of the common stock prior to the conversion. The downward pressure on the price of the common stock as these selling stockholders convert and sell material amounts of common stock could encourage short sales by investors. Short sales by investors could place further downward pressure on the price of the common stock. The selling stockholders could sell common stock into the market in anticipation of covering the short sale by converting their securities, which could cause the further downward pressure on the stock price. In addition, not only the sale of shares issued upon conversion of these convertible notes, but also the mere perception that these sales could occur, may adversely affect the market price of the common stock.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF CERTAIN OF OUR CONVERTIBLE NOTES COULD REQUIRE US TO ISSUE A SUBSTANTIALLY GREATER NUMBER OF SHARES, WHICH WILL CAUSE DILUTION TO OUR EXISTING STOCKHOLDERS.

Our obligation to issue shares upon conversion of $1,000,000 of principal of outstanding convertible notes sold in 2006 which have a continuously adjustable conversion price is essentially limitless. These notes are convertible at the lesser of fixed prices ranging from $0.30 to $0.60 and 70% of the closing price of our common stock prior to the conversion. We have assumed throughout this registration statement on Form 10-SB a trading price of our common stock $0.25, which means these notes would convert into 5,714,286 shares of common stock at an assumed conversion price of $0.175 (70% of $0.25). The number of shares of common stock issuable upon conversion of these notes will be substantially higher if the market price of our stock is below $0.25, which will cause dilution to our existing stockholders.

The following is an example of the amount of shares of our common stock that are issuable upon conversion of $1,000,000 of principal of outstanding convertible notes sold in 2006 which have a continuously adjustable conversion price (excluding accrued interest), based on 70% of assumed market prices of $0.25, $0.15 and $0.10.

MARKET PRICE $0.25	MARKET PRICE $0.15	MARKET PRICE $0.10
CONVERSION PRICE $0.175	CONVERSION PRICE $0.105	CONVERSION PRICE $0.07

NUMBER OF SHARES: 5,714,286	9,523,810	14,285,715

OUR 2003 CONVERTIBLE NOTE HOLDERS HAVE A VETO RIGHT OVER CERTAIN ACTIONS WHETHER OR NOT SUCH ACTIONS WOULD BE ADVANTAGEOUS FOR OUR STOCKHOLDERS AND THE RIGHT TO ACQUIRE PREFERRED SHARES OFFERED BY US.

Pursuant to the terms of our convertible notes sold in 2003 and 2004 (which we call our 2003 convertible notes), before we may amend our Certificate of Incorporation (other than a certificate setting forth designations and preferences with respect to any preferred stock) or bylaws or we may merge or consolidate with any other company where following such merger or consolidation we will be the survivor, we must give notice of such action to each holder of an 2003 convertible note, containing, among other things, a summary of the action to be taken, the date on which the action will be taken, which will not be sooner than 30 days following the date the notice is given and a statement that the proposed action will be taken unless there is a convertible note veto. If, prior to the effective date, we receive a convertible note veto, we may not take the action described in the notice. A convertible note veto is deemed to occur if, prior to the effective date of the action, we receive in writing an objection to the action from holders of 2003 convertible notes representing 66-2/3% of the principal of all 2003 convertible notes then outstanding. This provision may significantly impact our ability to take certain actions whether or not such actions would be advantageous for our stockholders.

Pursuant to the terms of our 2003 convertible notes, each holder of such convertible note has the right to purchase a pro rata portion of any preferred stock issued by us at any time while any portion of the principal of the 2003 convertible note is outstanding. This provision may impact our ability to enter into a preferred stock financing or may reduce the price that investors might be willing to pay for shares of our preferred stock in the future.

OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW MAY INHIBIT A TAKEOVER THAT STOCKHOLDERS CONSIDER FAVORABLE AND COULD ALSO LIMIT THE MARKET PRICE OF YOUR STOCK.

Our Certificate of Incorporation permits us to issue shares of preferred stock, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our Certificate of Incorporation authorizes our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without shareholder approval, may create and issue a series of shares with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have anti-takeover effects. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our Certificate of Incorporation and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

BECAUSE WE DO NOT INTEND TO PAY DIVIDENDS, SHAREHOLDERS WILL BENEFIT FROM AN INVESTMENT IN OUR COMMON STOCK ONLY IF IT APPRECIATES IN VALUE.

We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which shareholders have purchased their shares.

OUR COMMON STOCK HAS NEVER TRADED, AND WE CANNOT PREDICT THE EXTENT TO WHICH A TRADING MARKET WILL DEVELOP.

We intend to file, through a market maker, an information statement pursuant to Section 15c-211 with the National Association of Securities Dealers, Inc. in order to obtain approval for quotation of our common stock on the Over-the-Counter Bulletin Board. There is no assurance that the National Association of Securities Dealers, Inc. will approve our application. Since our common stock has not traded on any public market before, we cannot predict the extent to which an active public market for the common stock will develop.

OUR COMMON STOCK IS SUBJECT TO THE “PENNY STOCK” RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Legal remedies, which may be available to an investor in a penny stock, are as follows:

•
If penny stocks are sold in violation of the investor’s rights listed above, or other federal or state securities laws, the investor may be able to cancel the purchase and get such investor’s money back.

•	If the stocks are sold in a fraudulent manner, the investor may be able to sue the persons and firms that caused the fraud for damages.

•
If the investor has signed an arbitration agreement the investor may have to pursue a claim through arbitration, however, the signing of an arbitration agreement does not preclude the investor from suing the issuer in court.

These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

ITEM 2.        MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Information included in this registration statement on Form 10-SB may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This registration statement on Form 10-SB contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. These statements may be found under “Description of Business” and “Risk Factors,” as well as in this registration statement on Form 10-SB generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this registration statement on Form 10-SB generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this registration statement on Form 10-SB will in fact occur.

The following discussion and analysis should be read together with the financial statements and the accompanying notes thereto included elsewhere in this registration statement on Form 10-SB.

GENERAL

We develop and market performance evaluation and rehabilitation products that monitor and guide exercise and give real-time motivational feedback. Over the past nine years, our medical and computer experts have brought together advanced software and medical technology in order to create MotionTrack, our versatile proprietary technology platform. Our goal is to enter into an emerging category of electronic personal training and therapeutic products using MotionTrack technology, developed initially for injury prevention and rehabilitation products.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO
THREE MONTHS ENDED MARCH 31, 2006

Revenues during the three months ended on March 31, 2007 of $589 decreased by $1,689, or 74%, from $2,278 in the corresponding three months ended March 31, 2006 primarily resulting from a decrease in rental income of $1,689 under the SportsRAC product, a system designed to aid shoulder, forearm, and knee injury rehabilitation, which was discontinued during the first quarter of 2005, but the Company continued to receive rental payments under existing contracts throughout 2005 and during the first quarter of 2006.  Management completed the Core: TX PT enhancements in the second quarter of 2007.  The product has been available for sale since the Core:TX PT enhancements were completed.  The new product is being field tested and marketed through the Company’s contract with Interactive Metronome.  While there has been no sales of the enhanced product to date, the Company plans to increase its marketing efforts for the product beginning in September 2007.

During the three months ended on March 31, 2007, the Company sold approximately 2 Core:TX units and 2 Core:TX units during the three months ended on March 31, 2006.

Cost of goods sold in the three months ended March 31, 2007 of $0 decreased by $500, or 100%, from $500 in the corresponding three months ended March 31, 2006. During management’s transition in 2006, the Company moved primary locations from Colorado to New Jersey.  During this process, management was unable to account for products that the previous management team provided to potential sales distribution channels as demonstration products (the costs of which were expensed).  Products sold during 2007 were assembled from pieces of recovered demo units. Accordingly, the cost of goods sold for 2007 is significantly lower than it would be had the units sold been manufactured under normal circumstances.

Research and Development Expenses during the three months ended March 31, 2007 of $21,861 decreased by $38,461, or 64%, from $60,322 in the corresponding three months ended March 31, 2006. The decrease in research and development expenses is primarily attributable management’s move from salaried employees to outside contractors.  Research and development salaries during the first quarter of 2006 were $52,971 and corresponding payroll taxes in the amount of $5,297 as compared to no research and development salaries during the first quarter 2007.  Management engaged outside contractors for research and development needs during the first quarter of 2007 in the amount of $21,300.

General and Administrative Expenses during the three months ended March 31, 2007 of $764,792 increased by $554,593, or 264%, from $210,199 in the corresponding three months ended March 31, 2006.  This increase was primarily attributable to the adoption of FASB 123(R) which requires stock based payments to be valued at fair market and recorded in operations.  Compensation expense in the form of stock options was $224,489 for the three months ended March 31, 2007 as compared to $28,055 for the three months ended March 31, 2006.  The increase is also attributable to expenses for consulting and outside services relating to the registration of the companies securities with the Securities Exchange Commission.  Consulting expenses increased by $295,140 and legal and accounting fees increased by $67,369 for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006.

Sales and Marketing Expenses during the three months ended March 31, 2007 of $25,382 decreased by $22,529, or 47%, from $47,911 in the corresponding three months ended March 31, 2006. The decrease is primarily attributable to the Company’s focus on product enhancements and registering the Company with the Securities Exchange Commission.  The Company lowered its marketing salaries and related payroll expenses by $14,640 during the three months ended March 31, 2007 as compared to the comparable period ended March 31, 2006.  Advertising and marketing supply expenses decreased by $13,398 during the three months ended March 31, 2007 as compared to the comparable period ended March 31, 2006.  The decreases were offset by an increase in trade show expenses in the amount of $6,420.

Amortization during the three months ended March 31, 2007 of $152,262 decreased by $5,324, or 3%, from $157,586 during the corresponding three months ended March 31, 2006.  The decrease is primarily attributable to amortization expense on the debt issuance costs associated with the 2005 bridge loans that were fully amortized during 2006.  No amortization expense was recorded on these issuances during the three months ended March 31, 2007.

Interest expense, net of interest income and interest expense related to beneficial conversion during the three months ended March 31, 2007 of $741,871 increased by $135,253, or 22%, from $606,618 during the corresponding three months ended March 31, 2006.  The increase is primarily attributable to an increase in the debt discount on the conversion features and warrant liabilities embedded in the 2006 private placement offerings in the amount of $1,590,276, an increase in the debt discount on the conversion feature and warrant liabilities embedded in the 2007 private placement offerings in the amount of $67,046, offset by a decrease in interest expense on debt instruments in the amount of $6,058 for the three months ended March 31, 2007 as compared to the comparable period ended March 31, 2006 .

Gain on Conversion Liability during the three months ended March 31, 2007 of $368,034 increased by $178,375, or 94% from $189,659 during the corresponding three months ended March 31, 2006.  The increase is primarily attributable to the valuation of the derivative liability at the end of the reporting period in accordance with SFAS 133, which requires embedded derivatives to be marked to market at each balance sheet date.

Net loss to common shareholders was $(1,338,345) or $(0.03) per share for the three months ended March 31, 2007 as compared to a net loss of $(891,199) or $(0.02) per share for the corresponding three months ended March 31, 2006. The increase in net loss is primarily attributable to an increase in interest expense, gain on conversion liabilities, and amortization expense associated with the Company’s convertible debt outstanding.

Accumulated Deficit. Since inception, we have incurred substantial operating losses and expect to incur substantial additional operating losses over the next few years unless the sales from our products and licensing efforts yield a sustainable income stream. As of March 31, 2007 our accumulated deficit was $(21,739,335).

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

REVENUES during the year ended in 2006 of $5,278 decreased by $21,532, or 80%, from $26,810 in 2005 as a result of management's effort to reconfigure the Core: TX PT product while continuing to sell the Core: TX Stroke product. Both products were previously brought to market during 2005. However, during the first quarter of 2006 management determined that the Core: TX PT product needed additional programming enhancements and ceased shipping this product. The Company decided to stop sales of the CoreTx PT product due to problems with software. The design of the software platform did not allow the device to operate efficiently, resulting in “drift”, errors in data/graphic synchronization and the inability to perform effectively to specifications. A new platform was developed which corrected these problems and enhanced the functional capabilities of the product (renamed Core:Tx for Professionals). Core:Tx  “Pro”  now operates efficiently and provides software with networking capabilities allowing professionals to  work with and store data in a centralized manner. The new product is being field tested and marketed through the Company’s contract with Interactive Metronome.  The SportsRAC product, a system designed to aid shoulder, forearm, and knee injury rehabilitation, was discontinued during the first quarter of 2005, but the Company continued to receive rental payments under existing contracts throughout 2005 and during the first quarter of 2006. The $21,532 decrease is primarily comprised of a decrease in SportsRAC revenue by $13,000, and a decrease in Core: TX PT sales by approximately $8,100.

During 2004, the Company sold approximately 21 SportsRAC units and entered into leasing agreements for an additional 18 of these units. Revenue from these leasing agreements extended into 2005 and 2006. In addition, we sold approximately 17 Core:TX units during 2005 and 10 Core:TX units during 2006.

COST OF GOODS SOLD in 2006 of $515 decreased by $24,680, or 98%, from $25,195 in 2005. During management's transition in 2006, the Company moved primary locations from Colorado to New Jersey. During this process, management was unable to account for products that the previous management team provided to potential sales distribution channels as demonstration products (the costs of which were expensed). Products sold during 2006 were assembled from pieces of recovered demo units. Accordingly, the cost of goods sold for 2006 is significantly lower than it would be had the units sold been manufactured under normal circumstances.

RESEARCH AND DEVELOPMENT EXPENSES during the year ended December 31, 2006 of $91,670 decreased by $351,582, or 79%, from $443,252 in 2005. The decrease in research and development expenses is primarily attributable to a decline (during 2006) in efforts required to bring two products (Core: TX Stroke and Core: TX PT) to market. Core: TX PT was introduced to the market in March of 2005 and Core: TX PT was introduced to the market in December of 2005. Fewer resources were needed in 2006 for research and development since the products were being sold in the market place. Research and development efforts were redirected in 2006 with a focus on product enhancement as opposed to product development. The $91,670 expense for 2006 was primarily related to enhancing the Core: TX Stroke product. After management's transition in 2006, management only maintained two computer programmers while the previous management team employed several. Additional research and development spending relates to the continued investment in the development of products that respond to real-time human motion.

GENERAL AND ADMINISTRATIVE EXPENSES during the year ended December 31, 2006 of $2,069,268 increased by $1,233,544, or 148%, from $835,724 in 2005. This increase was primarily attributable to the adoption of FASB 123(R) which requires stock based payments to be valued at fair market and recorded in operations. Compensation expense in the form of stock options was $649,130 for 2006. The increase is also attributable to expenses for consulting and outside services relating to the registration of the Company's securities with the Securities Exchange Commission. The increases were offset by a decrease in general and administrative expenses primarily attributable to management conserving resources and eliminating various expenses. The Company decreased supplies expenses by approximately $25,200 and the Company decreased travel expenses by approximately $42,000 in 2006 as compared to 2005.

SALES AND MARKETING EXPENSES during the year ended December 31, 2006 of $138,533 decreased by $77,933, or 36%, from $216,466 in 2005. The Company had brought two products to the market during 2005 which accounted for elevated costs in this area. However, later in 2005, the Company paused sales on the Core: TX PT product in order to enhance specific product features. As expected, this decision had a direct impact on the spending in the sales and marketing area which continued into 2006. During 2006, the Company spent approximately $38,000 less on marketing consulting, $4,762 less on direct mail, $4,997 less on market research, and $4,200 less on public relations as compared to 2005. The Company also conserved approximately $7,800 on sales payroll and related expenses in 2006 as compared to 2005.

AMORTIZATION during the year ended December 31, 2006 of $613,183 increased by $212,625, or 53%, from $400,558 during 2005. The increase is primarily attributable to amortization expense on the debt issuance costs associated with private placement offerings which occurred during the fourth quarter 2005 along with the year 2006.

INTEREST EXPENSE, NET OF INTEREST INCOME AND INTEREST EXPENSE RELATED TO BENEFICIAL CONVERSION during the year ended December 31, 2006 of $2,884,088 increased by $1,708,190 or 145%, from $1,175,898 during 2005. The increase is primarily attributable to an increase in the debt discount on the conversion feature and warrant liabilities embedded in the 2006 private placement offerings in the amount of $1,683,894, an increase in the debt discount on the conversion feature and warrant liabilities embedded in the 2005 private placement offerings in the amount of $1,402,287, an increase in accrued interest expense on the 2006 private placement offerings in the amount of $89,613, and an increase on the 2005 private placement offerings in the amount of $29,425.

GAIN ON CONVERSION LIABILITY during the year ended December 31, 2006 of $463,482 increased by $463,482 from $0 during 2005. The increase is primarily attributable to the valuation of the derivative liability at the end of the reporting period in accordance with SFAS 133, which requires embedded derivatives to be marked to market at each balance sheet date.

NET LOSS TO COMMON SHAREHOLDERS was $(5,329,297) or $(0.13) per share for 2006 as compared to a net loss of $(3,071,083) or $(0.09) per share for 2005. The increase in net loss is primarily attributable to an increase in interest expense and amortization expense associated with the Company's convertible debt outstanding.

ACCUMULATED DEFICIT. Since inception, we have incurred substantial operating losses and expect to incur substantial additional operating losses over the next few years unless the sales from our products and licensing efforts yield a sustainable income stream. As of December 31, 2006 our accumulated deficit was $(20,400,990).

LIQUIDITY AND FINANCIAL CONDITION

GENERAL

At March 31, 2007, cash and cash equivalents were $118,190. Total liabilities at March 31, 2007 were $8,973,156, consisting of current liabilities in the aggregate amount of $4,815,923 and long-term liabilities in the amount of $4,157,233. At March 31, 2007, assets included $89,833 in prepaid expenses, $11,663 in furniture and equipment, net of depreciation; $386,626 in debt issuance costs, net of amortization; and other assets of $420,008. As of March, 2007, our working capital deficit was $(4,605,830) as compared to $(3,587,985) at December 31, 2006. We expect to incur substantial operating losses as we continue our commercialization efforts.

Our debt at March 31, 2007 was as follows:

MARCH 31, 2007
Short-term note	$150,000
Short-term bridge loans	1,396,565
Convertible notes	4,800,000

For more detailed information on long-term liabilities, see Note 5 to our financial statements contained herein.

FINANCING TRANSACTIONS

We have financed our operations since inception primarily through equity and debt financings and, loans from shareholders and other related parties. In January 2006, we entered into a $10 million standby equity distribution agreement with Cornell Capital. We will need to register the shares to be issued under the standby equity distribution agreement before such shares can be issued to Cornell Capital in the future.

We have recently entered into a number of financing transactions and are continuing to seek other financing initiatives. We will need to raise additional capital to meet our working capital needs and to complete our product commercialization process. Such capital is expected to come from the sale of securities, including the sale of common stock under the standby equity distribution agreement described below. No assurances can be given that such financing will be available in sufficient amounts or at all.

The Company used the proceeds from the 2005 and 2006 private placement offerings to fund continued research and development of the Core:Tx Stroke and Core:Tx PT products which were introduced to the market during 2005. The Company used approximately $535,000 on the continued development of the products. The Company also used approximately $355,000 on selling and marketing campaigns during 2005 and 2006. The remaining proceeds from the 2005 and 2006 issuances have been used to fund the Company’s general operating costs and expenses associated with the registration of the Company’s common stock. Currently, the Company is burning approximately $100,000 per month on recurring expenses. Of the $100,000 monthly burn rate, 80% is comprised of general & administrative costs, and 20% is comprised of continued product enhancement costs. In addition to the monthly burn rate discussed above, the Company expects to spend $50,000 on a marketing campaign, $300,000 on professional services in conjunction with this registration filing and $30,000 on new inventory during the first two quarters of 2007. Short term private financing is being negotiated to satisfy these obligations.

The following is a general description of our most recent financing transactions. See also the Notes to Financial Statements included with this registration statement on Form 10-SB.

PRIVATE PLACEMENTS

2003 - 2004 OFFERING. From December 2003 to July 2004, we sold $4,900,000 of equity units (the “2003 - 2004 Units”) in a private placement including $3,976,000 for cash and $924,000 for the exchange of outstanding debt. Of such 2003 - 2004 Units, we issued $2,029,000 ($1,108,000 for cash and $921,000 for the exchange of outstanding debt) during the year ended December 31, 2003 and $2,871,000 for cash during the year ended December 31, 2004.

Each 2003 - 2004 Unit, with a purchase price of $1,000 per unit consists of an 8.5% unsecured convertible note (the “8.5% Notes”) in the principal amount of $1,000 and 250 shares of our common stock. The principal balance of each 8.5% Note, along with accrued and unpaid interest, is payable on the earlier of the fifth anniversary of the issuance of the 8.5% Note or the occurrence of a Fundamental Change (as defined below).

The holder of each 8.5% Note may elect to convert the principal balance of the 8.5% Note into shares of our common stock at any time. The 8.5% Notes were originally convertible at a price equal to $2.00, subject to an anti-dilution adjustment (the “Conversion Price”). Upon the issuance of 2,000,000 compensation shares to Cornell Capital and 40,000 shares to Yorkville Advisors at a purchase price of $0.25 per share pursuant to the standby equity distribution agreement described below, the Conversion Price of the 8.5% Notes was reduced to $0.25 per share as an anti-dilution adjustment. Each 8.5% Note bears interest at 8.5% per annum payable annually, at our option, in cash, or common stock (at the Conversion Price), or a combination of cash and common stock. As of July 31, 2007, $4,800,000 in principal of 8.5% Notes were outstanding.

2005 OFFERING A. From March 2005 to May 2005, we sold $750,000 of unsecured convertible notes (the “10% A Notes”) in a private placement. The principal balance of each 10% A Note, along with accrued and unpaid interest, is payable on the earlier of the first anniversary of the issuance of the 10% A Note or the occurrence of a Fundamental Change.

The principal balance of the 10% A Notes was convertible into shares of our common stock on or after August 5, 2005, at a price equal to 80% of the price of common stock in the next equity offering conducted by us which closed by December 11, 2005 or, if no such offering occurred by December 11, 2005, at the rate of one share per $2.00 converted, subject to adjustment (the “Conversion Price”). We conducted an equity offering prior to December 11, 2005 of equity units including 10% B Notes described below in “2005 Offering B”. Accordingly, the Conversion Price of the 10% A Notes was 80% of the price of the 10% B Notes. Upon the issuance of 2,000,000 compensation shares to Cornell Capital and 40,000 shares to Yorkville Advisors at a purchase price of $0.25 per share pursuant to the standby equity distribution agreement described below, the Conversion Price of the 10% B Notes issued in the 2005 Offering B was set at $0.20 per share and the Conversion Price of the 10% A Notes was set at $0.16 per share. Each 10% A Note had an interest rate of 10% per annum payable at maturity in arrears, at our option, in cash, or common stock (at the Conversion Price), or a combination of cash and common stock. As of June 30, 2006, all of the 10% A Notes and accrued interest were converted by the holders of such notes into an aggregate of 5,156,250 shares of our common stock.

2005 OFFERING B. From August 2005 to January 2006, we sold $957,000 of equity units (the “2005 B Units”) in a private placement. Of such 2005 B Units, we issued $852,000 in 2005 and $105,000 in 2006. Each 2005 B Unit, with a purchase price of $1,000 per unit consists of a 10% convertible note (the “10% B Notes”) in the principal amount of $1,000 and 2,000 warrants to purchase our common stock. The principal balance of each 10% B Note, along with accrued and unpaid interest, is payable on the earlier of the first anniversary of the issuance of the 10% B Note or the occurrence of a Fundamental Change.

The principal balance of the 10% B Notes was convertible into shares of our common stock on or after January 26, 2006, at a price equal to 80% of the price of common stock in the next equity offering conducted by us which closed by May 5, 2006 or, if no such offering occurred prior to May 5, 2006, at the rate of one share per $2.00 converted, subject to adjustment (the “Conversion Price”). We conducted an equity offering of shares to Cornell Capital in January 2006 in connection with the execution of the standby equity distribution agreement. Upon the issuance of the standby equity distribution agreement compensation shares, the Conversion Price of the 10% B Notes was set at $0.20 per share. Each 10% B Note had an interest rate of 10% per annum payable at maturity in arrears, at our option, in cash, or common stock (at the Conversion Price), or a combination of cash and common stock. As of December 28, 2006, all of the 10% B Notes and accrued interest were converted by the holders of such notes into an aggregate of 5,263,500 shares of our common stock.

Each 2005 B Unit included a Warrant to purchase two shares of common stock for every $1 invested. The Warrants included in the 2005 B Units are exercisable commencing upon the first anniversary of the date of the issuance of the 10% B Note, and for a period of six years thereafter. The Warrants had an exercise price equal to the lesser of $2.20 per share or 110% of the Conversion Rate of the 10% B Note subject to adjustment for anti-dilution purposes. As of January 26, 2006, the Warrant Exercise Price was $.25.

PROVISIONS APPLICABLE TO THE NOTES ISSUED IN THE 2003 - 2004 OFFERING, THE 2005 OFFERING A AND 2005 OFFERING B (EACH, A “CONVERTIBLE NOTE”).

A Fundamental Change is defined as (i) a sale or transfer of all or substantially all of our assets in any transaction or series of transactions (other than sales in the ordinary course of business); (ii) a merger or consolidation in which we are not the survivor; or (iii) the sale or exchange of all or substantially all of our outstanding shares of the common stock (including by way of merger, consolidation, or other business combination); or (iv) the consummation by us of a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of our common stock under the Securities Act of 1933, as amended, with minimum gross proceeds to us of $7,500,000.

We may prepay all or a portion of any Convertible Note at any time without premium or penalty. Any prepayment must be accompanied by payment of any interest, which payment of interest may be in cash, common stock, or a combination of cash and common stock.

We may not grant a security interest in, pledge, or mortgage any of our assets except we may grant or incur liens, security interests, pledges, mortgages, and other encumbrances, voluntary or involuntary, covering our assets so long as the loans, borrowings, or other obligations secured thereby do not exceed $500,000 in the aggregate.

Pursuant to the terms of the Convertible Note, before we may amend our Certificate of Incorporation (other than a certificate setting forth designations and preferences with respect to any Preferred Stock) or Bylaws or may merge or consolidate with any other company and following such merger or consolidation we will be the survivor, must give notice of such action to each holder of a Convertible Note. The notice must contain a summary of the action to be taken, the date on which the action will be taken (the “Effective Date”), which will not be sooner than 30 days following the date the notice is given, a statement that the proposed action will be taken unless there is a Convertible Note Veto), the United States address where a Convertible Note Veto must be sent, and such other information as we deem appropriate. If, prior to the Effective Date, we receive a Convertible Note Veto, we may not take the action described in the notice. A Convertible Note Veto shall be deemed to occur if, prior to the Effective Date of the action, we receive in writing an objection to the action from holders of Eligible Convertible Notes representing 66-2/3% of the principal of all Eligible Convertible Notes then outstanding. Eligible Convertible Notes are the Convertible Notes issued by us once a minimum of $450,000 in principal of Convertible Notes was sold in the Offering, other than Convertible Notes held by any officer or director of Performance Health or any person or entity whom an officer or director of Performance Health possesses, directly or indirectly, the power to direct, or cause the direction of, the management or policy of the person or entity, whether through the ownership of voting securities, by contract, or otherwise.

In the Convertible Notes, we granted to each holder of a Convertible Note the right to purchase a pro rata portion of any Preferred Stock issued by us at any time while any portion of the principal of the Convertible Note is outstanding.

MARCH 2006 NOTES. On March 10, 2006, we sold $50,000 of convertible notes (the “15% March 2006 Notes”) in a private placement. The principal balance of the 15% March 2006 Notes, along with accrued and unpaid interest at 15% per annum, was payable on the earlier of September 10, 2006 and the closing of a debt or equity financing having net proceeds of at least $250,000. We repaid the 15% March 2006 Notes in May 2006.

APRIL 2006 UNITS. On April 4, 2006, we sold $50,000 of equity units (the “April 2006 Units”) in a private placement. Each April 2006 Unit, with a purchase price of $1,000 per unit consisting of a 15% convertible note (the “15% April 2006 Notes”) in the principal amount of $1,000 and 3,000 warrants to purchase our common stock. The original maturity date of the 15% April 2006 Note was extended to June 30, 2007, at which time the principal and accrued interest was due. The 15% April 2006 Notes were subsequently extended to November 1, 2007.  The holder of the 15% April 2006 Note may elect to convert the principal balance of the 15% April 2006 Note into shares of our common stock at a price equal to $0.30 per share (the “Conversion Rate”). Each 15% April 2006 Note bears interest at 15% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate). As of July 31, 2007, there were $50,000 in principal of 15% April 2006 Notes outstanding.

The investor received a warrant to purchase a total of 150,000 shares of common stock having an exercise price of $0.30 per share. The warrants are exercisable for a period of five years from the date of issuance.

2006 OFFERING A. On May 15, 2006, we sold $250,000 of equity units (the “2006 A Units”) in a private placement. Each 2006 A Unit, with a purchase price of $1,000 per unit consisting of a 10% convertible note (the “2006 A Notes”) in the principal amount of $1,000 and 6,000 warrants to purchase our common stock. The original maturity date of the 2006 A Notes was extended to June 30, 2007, and subsequently extended to  November 1, 2007 at which time the principal balance of each 2006 A Note, along with accrued and unpaid interest, is payable. The holder of each 2006 A Note may elect to convert the principal balance of the 2006 A Note into shares of our common stock at a price equal to the lower of (i) $0.30 or (ii) 70% of the average closing bid price of our common stock for the 20 trading days immediately preceding the day upon which we receive a conversion notice from the Noteholder as reported by the exchange on which our stock is trading (the “Conversion Rate”). Each 2006 A Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate).  As of June 30, 2007, there were $250,000 in principal of 2006 A Notes outstanding.

Each investor participating in the offering received a warrant to purchase 6,000 shares of our common stock for every $1,000 invested. The exercise price of the warrants is $.50 per share. The warrants are exercisable for a period of five years from the date of issuance.

The 2006 A Notes will be secured by a pledge of Put Notices under the standby equity distribution agreement with Cornell Capital (described below) in a principal amount equal to the principal amount of 2006 A Notes issued.

2006 OFFERING B. On May 24, 2006, we sold $250,000 of equity units (the “2006 B Units”) in a private placement. Each 2006 B Unit, with a purchase price of $1,000 per unit consisting of a 10% convertible note (the “2006 B Notes”) in the principal amount of $1,000 and 6,000 warrants to purchase our common stock. The original maturity date of the 2006 B Notes was extended to June 30, 2007 and subsequently extended to November 1, 2007, at which time the principal balance of each 2006 B Note, along with accrued and unpaid interest, is payable. The holder of each 2006 B Note may elect to convert the principal balance of the 2006 B Note into shares of our common stock at a price equal to the lesser of (i) $0.50 or (ii) 70% of the average closing bid price of our common stock for the 20 trading days immediately preceding the day upon which we receive a conversion notice from the Noteholder as reported by the exchange on which our stock is trading (the “Conversion Rate”). Each 2006 B Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate).   As of July 31, 2007, there were $250,000 in principal of 2006 B Notes outstanding.

Each investor participating in the offering received a warrant to purchase 6,000 shares of common stock for every $1,000 invested. The exercise price of 3,000 of the warrants is $.50 per share and the exercise price for 3000 warrants is $1.00 per share. The warrants are exercisable for a period of five years from the date of issuance.

The Notes will be secured by a pledge of Put Notices under the standby equity distribution agreement with Cornell Capital (described below) in a principal amount equal to the principal amount of Notes issued.

2006 OFFERING C. On June 30, 2006, we sold $250,000 of equity units (the “2006 C Units”) in a private placement. Each 2006 C Unit, with a purchase price of $1,000 per unit consisting of a 10% convertible note (the “2006 C Notes”) in the principal amount of $1,000 and 6,000 warrants to purchase our common stock. The original maturity date of the 2006 C Notes was extended to June 30, 2007 and subsequently extended to November 1, 2007, at which time the principal balance of each 2006 C Note, along with accrued and unpaid interest, is payable. The holder of each 2006 C Note may elect to convert the principal balance of the 2006 C Note into shares of our common stock at a price equal to the lesser of (i) $0.60 or (ii) 70% of the average closing bid price of our common stock for the 20 trading days immediately preceding the day upon which we receive a conversion notice from the Noteholder as reported by the exchange on which our stock is trading (the “Conversion Rate”). Each 2006 C Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate).  As of July 31, 2007, there were $250,000 in principal of 2006 C Notes outstanding.

Each investor participating in the offering received a warrant to purchase 6,000 shares of our common stock for every $1,000 invested. The exercise price of 3,000 of the warrants is $.60 per share and the exercise price for 3,000 warrants is $1.25 per share. The warrants are exercisable for a period of five years from the date of issuance.

The 2006 C Notes will be secured by a pledge of Put Notices under the standby equity distribution agreement with Cornell Capital (described below) in a principal amount equal to the principal amount of Notes issued.

2006 OFFERING D. On October 13, 2006, we sold $250,000 of equity units (the “2006 D Units”) in a private placement. The 2006 D Units consist of a 13% convertible note (the “2006 D Notes”) in the principal amount of $250,000 and 625,000 five year warrants to purchase our common stock at an exercise price of $.50 (the “2006 D Warrants”). As per an extension agreement entered into with the holder of the 2006 D Notes as of April 13, 2007, the principal balance of the 2006 D Notes, along with accrued and unpaid interest, was payable on July 13, 2007. We did not pay the 2006 D Notes on July 13, 2007. We are in the process of negotiating an extension of the 2006 D Notes with the holder.  The holder of the 2006 D Note may elect to convert the principal balance of the 2006 D Note into shares of our common stock at a price equal to the lesser of (i) $0.50 or (ii) 70% of the average closing bid price of our common stock for the 20 trading days immediately preceding the day upon which we receive a conversion notice from the Noteholder as reported by the exchange on which our stock is trading (the “Conversion Rate”). The 2006 D Note bears interest at 13% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate). We paid a total of $8,125 in prepaid interest to the 2006 D Noteholder on the date of closing, representing 90 days worth of interest on the 2006 D Note plus a 5% origination fee of $12,500. The 2006 D Notes are secured by a security interest in all of the assets of the Company, which the investor agreed to subordinate in favor of financing from a bank or other traditional lending institution. As of July 31, 2007, there were $255,432 in principal and interest on the 13% 2006 D Notes outstanding and overdue.

The holder of the 2006 D Notes received warrants to purchase 625,000 shares of common stock on October 13, 2006 and warrants to purchase 312,500 shares of common stock on April 13, 2007 in connection with the extension agreement. The exercise price of the warrants is $0.50 per share. The warrants are exercisable for a period of five years from the date of issuance.

2006 E NOTE. On December 8, 2006, we sold $100,000 of non-convertible 15% promissory notes (the “2006 E Note”), to a lender in a private transaction. As per an extension agreement entered into with the holder of the 2006 E Note, the principal balance of the 15% 2006 E Note, along with accrued and unpaid interest, was payable July 15, 2007 or at the option of the lender upon receipt by us of $2,000,000 of financing. We paid a total of $2,500 in prepaid interest to the 2006 E Noteholder on the date of closing, representing two months worth of interest on the 2006 E Note plus a 5% origination fee of $5,000. On June 15, 2007, the holder exchanged the 2006 E Notes for the 2007 D Units described below.

2006 F NOTE. On December 14, 2006, we sold $50,000 of non-convertible 15% promissory notes (the “2006 F Note”), to a lender in a private transaction. As per an extension agreement entered into with the holder of the 2006 F Note, the principal balance of the 2006 F Note, along with accrued and unpaid interest, was payable on July 15, 2007, or at the option of the lender upon the receipt by us of $2,000,000 of financing. We paid a total of $2,500 in prepaid interest to the 2006 F Noteholder on the date of closing, representing two months worth of interest on the 2006 F Note plus a 5% origination fee of $2,500.  On June 15, 2007, the holder exchanged the 2006 F Notes for the 2007 D Units described below.

2006 G OFFERING. From December 27, 2006 to January 16, 2007, we sold $200,000 of equity units (the “2006 G Units”) in a private placement in an offshore transaction under Regulation S of the Securities Act of 1933. Each 2006 G Unit, with a purchase price of $1,000 per unit, consists of a 10% convertible note (the “2006 G Notes”) in the principal amount of $1,000, 2,000 five year warrants to purchase our common stock at an exercise price of $0.75 and 2,000 five year warrants to purchase our common stock at an exercise price of $1.50. As per an extension agreement entered into with the holders of the 2006 G Note, the principal balance of each 2006 G Note, along with accrued and unpaid interest, was extended to July 15, 2007 and subsequently extended to November 1, 2007. The holders of each 2006 G Note may elect to convert the principal balance of the 2006 G Notes into shares of our common stock at a price equal to the lower of (i) $0.75 or (ii) 70% of the average closing bid price of our common stock for the 20 trading days immediately preceding the day upon which we receive a conversion notice from the Noteholder as reported by the exchange on which our stock is trading, but in any event not less than $0.30 (the “Conversion Rate”). Each 2006 G Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate). As of July 31, 2007, there were $250,000 in principal of 2006 G Notes outstanding.

Each investor participating in the offering received a warrant to purchase 4,000 shares of common stock for every $1,000 invested. The exercise price of 2,000 of the warrants is $0.75 per share and the exercise price for 2,000 warrants is $1.50 per share. The warrants are exercisable for a period of five years from the date of issuance.

2007 A NOTES. On March 27, 2007 we sold $50,000 of non-convertible 13% promissory notes (the “2007 A Notes”) to a lender in a private transaction. The principal balance of the 13% 2007 A Notes, along with accrued and unpaid interest, is payable on September 1, 2007. The 13% 2007 A Notes bear interest at 13% per annum payable in cash at maturity in arrears. We paid a total of $1,625 in prepaid interest to the 13% 2007 A Noteholder on the date of closing, representing three months worth of interest on the 13% 2007 A Notes plus a 5% origination fee of $2,500. As of July 31, 2007, there were $50,000 in principal of 13% 2007 A Notes outstanding.

2007 B NOTES. On March 27, 2007 we sold $150,000 of non-convertible 15% promissory notes (the “15% 2007 B Notes”) to lenders in a private transaction. The principal balance of the 15% 2007 B Notes, along with accrued and unpaid interest, is payable May 23, 2007 or at the option of the lender upon receipt by us of $2,000,000 of financing. We paid a total of $3,240 in prepaid interest to the 15% 2007 B Noteholders on the date of closing, representing two months worth of interest on the 15% 2007 B Notes plus a 5% origination fee of $7,500. On June 15, 2007, the holders exchanged the 15% 2007 B Notes for the 2007 D Units described below.

2007 C  UNITS.  On May 14, 2007, we sold $300,000 of equity units (the “2007 C Units”) in a private placement. The 2007 C Units consist of a 15% convertible note in the principal amount of $300,000 (the “2007 C Note”) and 1,500,000 five year warrants to purchase our common stock at an exercise price of $0.30 (the “2007 C Warrants”). The holder of the 2007 C Note may elect to convert the balance of the 2007 C Note into shares of our common stock at a price equal to $0.50 per share.  The principal balance of the 2007 C Note, along with accrued and unpaid interest, was payable on July 13, 2007.  The 2007 C Note was extended until November 1, 2007.  The 2007 C Note bears interest at 15% per annum.  Any unpaid amounts of interest are payable in cash at maturity. We paid a total of $7,398 in prepaid interest to the 2007 C Noteholder on the date of closing, representing two months worth of interest on the 2007 C Note plus a 5% origination fee of $15,000. The 2007 C Note is secured by a security interest in all of the assets of the Company, which the investor agreed to subordinate in favor of financing from a bank or other traditional lending institution. The Warrants will be exercisable for a period of five years from the date of issuance. The shares issuable upon conversion of the Notes and exercise of the warrants have piggyback registration rights.  There is no penalty provision in the event we do not register such shares.  As of June 30, 2007, there were $300,000 in principal of the 2007 C Notes outstanding.

2007 D UNITS.  On June 15, 2007, the holders of $300,000 of principal of our non-convertible 2006 E Notes, 2006 F Notes and 2007 B Notes exchanged principal and interest due thereunder for $329,000 of equity units (“2007 D Units”) in a private exchange transaction.  Each 2007 D Unit consists of an unsecured convertible promissory note in the principal amount of $1,000 (the “2007 D Notes”) and 4,000 warrants (the “Warrants”) to purchase one share of our common stock. The 2007 D Notes bear interest at 10% per annum and will mature on June 15, 2008 (the “Maturity Date”). The 2007 D Notes are convertible into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for our common stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which our common stock is then traded but in any event not less than $0.30 (the “Conversion Price”). The 2007 D Notes may be redeemed by us, upon ten trading days prior notice, during which time the Noteholder may convert the 2007 D Notes into our common stock.  If the 2007 D Notes have not been redeemed or converted as of the Maturity Date, the principal and interest due thereunder will be paid by us in shares of our common stock valued at the then applicable Conversion Price.  The exercise price is $0.75 for 2,000 of the Warrants and $1.50 per share for the remaining 2,000 Warrants. The Warrants will be exercisable for a period of five years from the date of issuance. The shares issuable upon conversion of the Notes and exercise of the warrants have piggyback registration rights.  There is no penalty provision in the event we do not register such shares.  We repaid amounts due of less than $1,000 in cash to the exchanging noteholders for an aggregate $1,693.  As of July 31, 2007, there were $329,000 in principal of the 2007 D Notes outstanding.

2007 E UNITS.  On June 27, 2007, we sold $250,000 of equity units (“2007 E Units”) in a private placement.  Each 2007 E Unit consists of an unsecured convertible promissory note in the principal amount of $1,000 (the “2007 E Notes”) and 4,000 warrants (the “Warrants”) to purchase one share of our common stock. The 2007 E Notes bear interest at 10% per annum and will mature June 27, 2008 (the “Maturity Date”). The 2007 E Notes are convertible into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for our common stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which our common stock is then traded but in any event not less than $0.30 (the “Conversion Price”). The 2007 E Notes may be redeemed by us, upon ten trading days prior notice, during which time the Noteholder may convert the 2007 E Notes into our common stock.  If the 2007 E Notes have not been redeemed or converted as of the Maturity Date, the principal and interest due thereunder will be paid by us in shares of our common stock valued at the then applicable Conversion Price.  The exercise price is $0.75 for 2,000 of the Warrants and $1.50 per share for the remaining 2,000 Warrants. The Warrants will be exercisable for a period of five years from the date of issuance. The shares issuable upon conversion of the Notes and exercise of the warrants have piggyback registration rights.  There is no penalty provision in the event we do not register such shares.   As of July 31, 2007, there were $250,000 in principal of the 2007 E Notes outstanding.

STANDBY EQUITY DISTRIBUTION AGREEMENT (CORNELL CAPITAL). On January 23, 2006, we entered into a standby equity distribution agreement with Cornell Capital pursuant to which we may, at our discretion, periodically sell to Cornell Capital shares of our common stock for a total purchase price of up to $10 million.

For each share of common stock purchased under the standby equity distribution agreement, Cornell Capital will pay us 95% of the lowest volume weighted average price of our common stock as quoted by on the Over-the-Counter Bulletin Board or other principal market on which our common stock is traded for the five days immediately following the date we deliver a notice requiring Cornell Capital to purchase our shares under the standby equity distribution agreement. The volume weighted average price is calculated automatically by Bloomberg L.P., a reporting service, and is calculated by multiplying the number of our shares sold on a given day by the actual sales prices and adding up the totals. There is no minimum price for shares to be issued pursuant to the standby equity distribution agreement.

Cornell Capital will retain a fee of 5% of each advance under the standby equity distribution agreement for a total effective discount to the market price of our common stock of 10%. This 10% discount is an underwriting discount. $500 must also be paid to Yorkville Advisors, LLC, an affiliate of Cornell Capital, as a structuring fee upon each cash advance. The fees may be deducted by Cornell Capital from the proceeds of each cash advance.

Pursuant to the standby equity distribution agreement, we may periodically sell shares of common stock to Cornell Capital to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. We may request an advance every five trading days. A closing will be held one trading day after the end of each pricing period at which time we will deliver shares of common stock and Cornell Capital will pay the advance amount requested by us. The amount of each advance is limited to a maximum draw down of $500,000 every five trading days. The amount available under the standby equity distribution agreement will not be dependent on the price or volume of our common stock.

We may request advances under the standby equity distribution agreement once the underlying shares are registered with the Securities and Exchange Commission. We have not yet registered such shares with the Securities and Exchange Commission and there can be no assurance that we will register such shares or draw down funds under the standby equity distribution agreement. We may continue to request advances until Cornell Capital has advanced $10 million or 24 months after the effective date of the registration statement, whichever occurs first.

In addition, we will not be in a position to access the capital under the standby equity distribution agreement until our securities are quoted on the Over-the-Counter Bulletin Board. Our common stock is presently not traded on any public market or securities exchange. There can be no assurance that we will successfully list our securities for a quotation on the Over-the-Counter Bulletin Board.

We may not request advances under the standby equity distribution agreement if the shares to be issued in connection with such advances would result in Cornell Capital owning more than 9.9% of our then outstanding common stock. As of July 31, 2007, we had 48,493,352 shares outstanding so Cornell Capital could not own in excess of 4,800,841 shares. Giving effect to the 2,000,000 shares of our common stock currently held by Cornell Capital it could purchase 2,800,841 additional shares for approximately $665,200 under the standby equity distribution agreement (at an assumed purchase price of $0.2375 per share based upon 95% of an assumed lowest trading price of $0.25). We will be unable to sell additional shares of our common stock under the standby equity distribution agreement if Cornell Capital is unable to reduce its holdings so as to remain below the 9.9% threshold.

The standby equity distribution agreement contains a covenant that restricts us from raising capital from the sale of stock or other securities convertible into stock at a price less than the market price of our common stock on the date of issuance. The existence of this covenant may limit our ability to borrow money or raise capital from the sale of stock or convertible securities because purchasers of our stock or convertible securities may want to pay a discount to the market price of our stock.

In connection with our execution of the standby equity distribution agreement with Cornell Capital, in order to limit the number of shares that may be sold in the public market, certain of our current and former executive officers and directors have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for the period commencing on January 19, 2006 and ending on the termination of the standby equity distribution agreement without the prior written consent of Cornell Capital except in accordance with the volume limitations set forth in Rule 144(e) of the Securities Act. See “Description of Capital Stock - Lock Up Agreements.”

Cornell Capital is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors Management, LLC. All investment decisions of Cornell Capital are made by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of Yorkville Advisors and has voting control over the securities beneficially owned by Yorkville Advisors, LLC and Cornell Capital. In consideration of the commitment of Cornell Capital to purchase up to $10 million of our shares of common stock pursuant to the standby equity distribution agreement as described herein Cornell Capital received a one-time commitment fee in the form of 2,000,000 shares of our common stock equaling approximately $500,000.

We engaged Newbridge Securities Corporation, a registered broker-dealer, to advise us in connection with the standby equity distribution agreement. Guy Amico, Newbridge Securities Corporation’s President, makes the investment decisions and controls Newbridge Securities Corporation. We were introduced to Newbridge Securities Corporation by Cornell Capital. No written material was provided to us by Newbridge Securities Corporation in connection with this transaction. We have no knowledge as to whether Newbridge Securities Corporation studied the effect of standby equity distribution agreements on the market price of an issuer’s securities. While we are aware of the fact that Newbridge Securities Corporation has advised other companies that have entered into standby equity distribution agreements with Cornell Capital as reported in the public filings of such companies, we have no other knowledge of the relationship between Newbridge Securities Corporation and Cornell Capital, any compensation that Newbridge Securities Corporation receives from Cornell Capital except as reported in the public filings of such companies or the portion of Newbridge Securities Corporation’s business that is derived from transactions involving Cornell Capital. For its services to us in connection with this transaction, Newbridge Securities Corporation received a fee of $10,000 by the issuance of 40,000 shares of our common stock.

Before entering into the standby equity distribution agreement with Cornell Capital, we considered various alternative debt and equity financing arrangements with potential financing sources. We considered the standby equity distribution agreement to be a preferable arrangement because we are not required to take the aggregate amount of the funds under the arrangement all at once or at all. In connection with the approval of the standby equity distribution agreement we considered this and other factors including, the possible effect of the standby equity distribution agreement on the market price of our common stock, once a market develops for our stock.

We will consider a number of factors in requesting a draw down under the standby equity distribution agreement including our cash flow needs, the use of the funds, the estimated return on the investment and whether alternative sources of capital are available to meet our needs. We currently plan to use these funds for projects that have a reasonably good opportunity for successful return, such as software development projects, marketing initiatives or inventory.

There are substantial risks to investors as a result of the issuance of shares of common stock under the standby equity distribution agreement. These risks include dilution of stockholders, significant decline in our stock price and our inability to draw sufficient funds when needed. See “Risk Factors”.

AGREEMENTS WITH PLACEMENT AGENTS

The Company entered into a Financial Advisory and Investment Banking Agreement (the “NC Financial AdvisoryAgreement”) with North Coast Securities Corporation (“North Coast”) effective as of July 1, 2006 for a period of 10 months.  Pursuant to the NCFinancial Advisory Agreement, the Company paid to North Coast a fee of $115,000 in exchange for certain financial advisory services to be provided during the term of the NC Financial AdvisoryAgreement.  In addition, the NC Financial Advisory Agreement provided for payment of a fee equal to 5% of the total consideration received by the Company either in a debt or equity financing arrangement with an investor introduced to the Company by North Coast, or in the event of a sale, merger or sale of significant assets of the Company and/or its affiliates with an investor introduced to the Company by North Coast. In further consideration for the services provided by North Coast, the Company granted North Coast Warrants to purchase 4,000,000 shares of the Company’s common stock at an exercise price of $0.25 per share, exercisable for a period of five years from July 1, 2006.

The Company and North Coast have entered into a Placement Agreement on May 15, 2007 (the “Placement Agreement”) pursuant to which North Coast will act as a placement agent for the placement of up to $700,000 of securities of the Company and for the placement of up to $3.5 million of the Company’s securities on terms to be agreed by the Company and North Coast (the “$3.5 Million Placement”) .  North Coast will receive cash compensation equal to 12% of the gross offering price, plus an additional non-accountable expense allowance equal to 3% of the gross offering price, of the securities sold by or through North Coast.  Additionally, Performance Health has paid North Coast a fee of $125,000 for due diligence and pre-marketing services, and will pay the legal fees incurred by North Coast in connection with the offering which includes, but is not limited to blue sky filing fees and issuance costs.  At each closing of the $3.5 Million Placement, North Coast will also receive warrants to purchase such number of shares of common stock as equals 10% of the common stock issued to investors in the offering.  Such warrants will be exercisable at a price equal to 110% of the price of common stock in the offering.

The Company entered into a Financial Advisory and Investment Banking Agreement with Dawson James Securities (“Dawson James”) effective July 2, 2007 for a term of one year (the “DJ Financial Advisory Agreement”). Pursuant to the DJ Financial Advisory Agreement, the Company paid to Dawson James a fee of $100,000 in exchange for certain financial advisory services to be provided during the term of the Financial Advisory Agreement.  In addition, the DJ Financial Advisory Agreement provides for payment of a fee equal to 5% of the total consideration received by the Company either in a debt or equity financing arrangement with an investor introduced to the Company by Dawson James, or in the event of a sale, merger or sale of significant assets of the Company and/or its affiliates with an investor introduced to the Company by Dawson James.

The Company and Dawson James have entered into a Placement Agreement on July 2, 2007 (the “Placement Agreement”) pursuant to which Dawson James will act as a placement agent for the placement of up to $600,000 of the Company’s securities.  Dawson James will receive cash compensation equal to 12% of the gross offering price, plus an additional non-accountable expense allowance equal to 5% of the gross offering price, of the securities sold by or through Dawson James.  The Company will pay the legal fees incurred by Dawson James in connection with the offering which includes, but is not limited to blue sky filing fees and issuance costs.  At each closing of the offering of the securities, Dawson James will also receive warrants to purchase such number of shares of common stock as equals 10% of the common stock issued to investors in the offering.  Such warrants will be exercisable at a price equal to 110% of the price of common stock in the offering.

REGISTRATION RIGHTS

In connection with the issuance in private placements of our common shares and convertible notes and certain of our warrants, we granted demand and piggy-back registration rights to the investors and the placement agent with respect to issued shares or the shares issuable for interest or upon conversion of such notes or upon exercise of the warrants, as applicable.  The registration rights are contained in the subscription agreements pursuant to which we issued such securities or in stand-alone registration statements.  Certain of such agreements provide that the registration rights will cease at the time the shares are eligible for sale under Rule 144k of the Securities Act.   None of our registration rights agreements contain any penalties for failure to register such shares.  As of July 31, 2007, the underlying shares related to all notes issued since July 31, 2005 had registration rights.

We also entered into a registration rights agreement with Cornell Capital for the shares to be issued under the standby equity distribution agreement and the 2,000,000 shares that we issued to Cornell Capital in connection with that agreement.  This registration rights agreement does not contain any penalties in the event we do not register these shares, however, we may not issue any of the shares to Cornell Capital under the standby equity distribution agreement unless such shares are registered.  We have not yet registered such shares with the Securities and Exchange Commission and there can be no assurance that we will register such shares or draw down funds under the standby equity distribution agreement.

As of July 31, 2007, 19,200,000 shares issuable upon conversion of $4,800,000 in principal of convertible notes sold in 2003 and 2004 are eligible for sale under Rule 144k in the public market without restriction or registration (other than shares held by affiliates) and shares issuable upon the conversion of our convertible notes issued in 2006 will be eligible in the public market for sale commencing October 11, 2007 once the one year holding period has been satisfied.  In addition, as of July 31, 2007, we had warrants outstanding to purchase up to 28,161,563 shares of our common stock. Of such warrants, shares issuable upon the cashless exercise of 2,363,263 warrants are eligible for sale under Rule 144k in the public market without restriction or registration (other than shares held by affiliates) and shares issuable upon the cashless exercise of 5,111,850 warrants will be eligible in the public market for sale commencing October 11, 2007 under Rule 144.

All of the shares available for sale under Rule 144k may be immediately resold in the public market, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations of Rule 144k. Shares eligible for sale under Rule 144 may be sold commencing October 11, 2007.

SECURITY INTEREST IN PUT NOTICES UNDER THE STANDBY EQUITY DISTRIBUTION AGREEMENT

The repayment of the obligations under the 2006 A Notes, 2006 B Notes and 2006 C Notes will be secured by a grant of a security interest in the put notices that may be issued in the future by us under the standby equity distribution agreement with Cornell Capital within five days of the effectiveness of the registration statement related to the shares issuable under the standby equity distribution agreement. In the event we do not repay the notes when due and such registration statement is effective, the noteholder will have the right to receive the cash payable by Cornell Capital to us for the shares sold by us from time to time to Cornell Capital under the standby equity distribution agreement. Except in the foregoing circumstances, we do not presently intend to use the funds available under the standby equity distribution agreement for the repayment of debt although we may utilize such funds for debt repayment if we have no other source of capital for such obligations.

MANAGEMENT’S PLANS TO OVERCOME OPERATING  AND LIQUIDITY DIFFICULTIES

We develop and market performance evaluation and rehabilitation products that monitor and guide exercise and give real-time motivational feedback. Over the past nine years, our medical and computer experts have brought together advanced software and medical technology in order to create MotionTrack, our versatile proprietary technology platform. Our goal is to enter into an emerging category of electronic personal training and therapeutic products using MotionTrack technology, developed initially for injury prevention and rehabilitation products.

Our operating plan seeks to minimize our capital requirements, but expansion of our production capacity to meet increasing sales and refinement of our manufacturing process and equipment will require additional capital. We expect that operating and production expenses will increase significantly as we continue to ramp up our production, enhance our technology and develop, produce, sell and license products for commercial applications.

We have recently entered into a number of financing transactions (see Notes 5 and 16). We are continuing to seek other financing initiatives. We need to raise additional capital to meet our working capital needs, for the repayment of debt and for capital expenditures. Such capital is expected to come from the sale of debt and/or equity securities through private placement offerings and/or the sale of common stock under the Standby Equity Distribution Agreement. (See Note 12) We believe that if we raise approximately $3.4 million in debt and equity financings, including, under the Standby Equity Distribution Agreement, we would have sufficient funds to meet our needs for working capital, repayment of debt (approximately $1.65 million expected to mature from June 30 to December 31, 2007) and for capital expenditures over the next twelve months.

We have recently entered into a Software Licensing Agreement with Stayhealthy, Inc. and a Sales and Marketing contract with Interactive Metronome, Inc. and expect to earn revenues relating to these agreements/contracts during the third and fourth quarters of 2007. The amount of expected revenues from these agreements/contacts is undeterminable as of the writing of this report.

No assurance can be given that we will be successful in completing any financings at the minimum level necessary to fund our capital equipment, debt repayment or working capital requirements, or at all. If we are unsuccessful in completing these financings, we will not be able to meet our working capital, debt repayment or capital equipment needs or execute our business plan. In such case we will assess all available alternatives including a sale of our assets or merger, the suspension of operations and possibly liquidation, auction, bankruptcy, or other measures.

GOING CONCERN MATTERS

Our accompanying financial statements have been prepared on a going concern basis, which contemplates our continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Since inception, we have incurred substantial operating losses and expect to incur additional operating losses over the next several periods. As of December 31, 2006, we had an accumulated deficit of approximately $20.4 million.

We have financed our operations since inception primarily through equity financings and loans from our officers, directors and stockholders. We have recently entered into a standby equity distribution agreement. No assurances can be given that the additional capital necessary to meet our working capital needs or to sustain or expand our operations will be available in sufficient amounts or at all under the standby equity distribution agreement or otherwise. Continuing our operations in 2007 is dependent upon obtaining such further financing.

Our accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CRITICAL ACCOUNTING POLICIES

The Securities and Exchange Commission (“SEC”) defines “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our significant accounting policies are described in Note 1 in the Notes to the Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, the following policies could be deemed to be critical within the SEC definition.

REVENUES

We recognize income and expenses on the accrual method of accounting. Revenue is recognized as services are rendered or products are delivered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured.

USEFUL LIVES OF TANGIBLE AND INTANGIBLE ASSETS

Depreciation and amortization of tangible and intangible assets are based on estimates of the useful lives of the assets. We regularly review the useful life estimates established to determine their propriety. Changes in estimated useful lives could result in increased depreciation or amortization expense in the period of the change in estimate and in future periods that could materially impact our financial condition and results of operations.

IMPAIRMENT OF LONG-LIVED ASSETS

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. An impairment charge could materially impact our financial condition and results of operations.

INCOME TAXES

As part of the process of preparing our financial statements, we are required to estimate our taxes in each of the jurisdictions of operation. This process involves management estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. We then must assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, we must establish a valuation allowance. Future taxable income depends on the ability to generate income in excess of allowable deductions. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to change our valuation allowance that could materially impact our financial condition and results of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, assumptions and methods used to estimate fair value of our financial instruments are made in accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” We have used available information to derive our estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts we could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.

CONVERTIBLE SECURITIES WITH CONVERSION FEATURES

The Company accounts for the fair value conversion features embedded in the Company’s convertible notes in accordance with SFAS No. 133 “Accounting For Derivative Instruments and Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To and Potentially Settled In a Company’s Own Stock” which requires the Company to bifurcate and separately account for the conversion feature as embedded derivatives contained in the Company’s convertible notes. Pursuant to SFAS No. 133, the Company bifurcated the fair value of the conversion feature from the convertible notes, since the conversion features were determined to not be clearly and closely related to the debt host. The Company is required to carry these embedded derivatives on its balance sheet at fair value and unrealized changes in the value of these embedded derivatives are reflected in the statement of operations. The resulting discount on the debt is amortized to interest expense over the life of the related debt.

ESTIMATING THE FAIR MARKET VALUE OF OUR COMMON STOCK

The fair market value of our common stock is a significant estimate used in determining the value of our various equity related instruments (options, warrants, conversion features, etc.). In determining the fair market value of our stock we consider such things as the most recent equity transaction, changes in the Company’s financial position, progressions in product development and the effects of dilutive debt conversions.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2006, FASB issued FASB 156, “Accounting for Servicing of Financial Assets - An amendment of FASB No. 140.” FASB 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset by entering into a servicing contract. FASB 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or fair market value method. FASB 156 is effective at the beginning of the first fiscal year that begins after September 15, 2006. FASB 156 is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Specifically, FIN 48 requires the recognition in financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on the de-recognition of previously recognized deferred tax items, classification, accounting for interest and penalties, and accounting in interim periods related to uncertain tax positions, as well as, requires expanded disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. FASB Interpretation No. 48 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for us as of December 31, 2007. SAB 108 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value in accordance with generally accepted accounting principles. This Statement also applies to other accounting pronouncements that require or permit a fair value measure. As defined by this Statement, the fair value of an Asset or Liability would be based on an “exit price” basis rather than an “entry price” basis. Additionally, the fair value should be market-based and not an entity-based measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007. FAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2006 the FASB issued FSB No. FAS 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1”. This FSP concluded that for instruments that were originally issued as employee compensation and then modified, and for which such modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, no change in the recognition or the measurement (due to a change in classification) of those instruments will result if certain conditions are met. The FSP is to be applied in the first reporting period beginning after October 10, 2006. FAS 123(R)-5 is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2006 the FASB issued FSB No 123(R)-6, “Technical Corrections of FASB Statement No. 123(R)”. This FSP made four technical corrections to eliminate certain inconsistencies in FASB Statement No. 123(R), Share-Based Payment. This FSP should be applied in the first reporting period beginning after October 20, 2006. FAS 123(R)-6 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2006 the FASB issued FSB No. AUG AIR-1, “Accounting for Major Maintenance Activities”. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance in the FSP is applicable to entities in all industries and must be applied to the first fiscal year beginning after December 15, 2006. FSB No. AUG AIR-1 is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2007 the FASB issued Derivatives Implementation Group Statement 133 Implementation Issue No. B40, “Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interested in Prepayable Financial Assets”. This Issue provides a narrow scope exception from paragraph 13(b) of Statement No. 133 for securitized interests that contain only an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets. The guidance in this Issue is generally effective upon initial adoption of Statement No. 155. Derivatives Implementation Group Statement 133 Implementation Issue No. B40 is not expected to have a material impact on the Company’s consolidated financial statements.

ITEM 3.        DESCRIPTION OF PROPERTY

We lease a 1,909 square foot facility located at 427 Riverview Plaza, Trenton, New Jersey. The facility lease ends in December 2007. The base monthly rent under the lease is $3,989. While our current space accommodates our current operations and business activities, it is expected that expansion of the business will eventually necessitate a move to a larger facility.

ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of July 31, 2007, with respect to the beneficial ownership of the outstanding common stock by (i) each person known by us to own 5% or more of the outstanding shares of common stock, (ii) each director, (iii) the executive officers, and (iv) all directors and officers as a group. Except as otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

NAME AND ADDRESS OF BENEFICIAL OWNER (A)	SHARES BENEFICIALLY OWNED (B)	PERCENTAGE OF CLASS

MORE THAN 5% BENEFICIAL OWNERS:
Holding Company (1)	14,709,500	28.91%
Kanter, Joshua (2)	15,119,500	29.49%
Gordon, Kenneth & Susan (3)	6,720,525	12.20%
Cartmell, Paul (4)	5,139,194	10.04%
Long, Jacson T. & Camille (5)	4,546,863	8.74%
Silverman, Marc (6)	3,933,156	7.78%
Hatfield, Joseph (7)	3,583,446	7.08%
Marable, Lawrence (8)	3,102,500	6.07%
Barr, Thomas A. (9)	3,030,003	5.96%
Bernitt, Wayne & Elisabeth (10)	2,782,154	5.57%
Mellman, Michael (11)	2,742,620	5.51%
Bennett, Bruce W. & Julie A. (12)	2,778,484	5.49%

EXECUTIVE OFFICERS AND DIRECTORS:
Harrison, Roger (13)	425,832	*
Prunetti, Robert (14)	1,859,165	3.72%
Bartolomei, James	0	—
Goldstein, Gary (15)	50,000	*
Lenihan, David (16)	406,050	*
Parshall, Timothy (17)	100,000	*
Sherman, Ed (18)	100,000	*
All Executive Officers and
Directors as a group (19)	2,941,047	5.56%

*     Less than 1%.

(a)	The addresses for the above identified officers and directors are c/o Performance Health Technologies, Inc., 427 Riverview Plaza, Trenton, New Jersey 08611.

(b)
Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to the shares shown. Except where indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of voting securities shown as beneficially owned by them.  Percentages are based upon the assumption that each shareholder has exercised all of the currently exercisable options he or she owns which are currently exercisable or exercisable within 60 days and that no other shareholder has exercised any options he or she owns.

(1)
Includes 12,315,500 shares and 2,394,000 shares issuable upon conversion of $598,500 of 2003 Notes at a conversion price of $0.25 per share. Joshua S. Kanter is the President of The Holding Company and holds sole voting and investment control of the shares held by The Holding Company.

(2)
Includes 20,000 shares and options to purchase 390,000 shares of Common Stock held by Joshua S. Kanter. Also includes 12,315,500 shares owned by The Holding Company and 2,394,000 shares issuable upon conversion of $598,500 of 2003 Notes owned by The Holding Company at a conversion price of $0.25 per share. Sole voting and investment control of the shares held by The Holding Company is held by Mr. Kanter, the President of The Holding Company. Joshua S. Kanter disclaims any and all beneficial and pecuniary interest in the shares owned by The Holding Company.

(3)
Includes the following held by Kenneth & Susan Gordon: 63,925 shares, 5,187,000 issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share and 44,350 shares issuable upon the exercise of warrants; the following held by Kenneth Gordon: 54,250 shares and 570,000 shares issuable upon the conversion of the 2003 Notes at a conversion price of $0.25 per share, 165,000 shares issuable upon conversion of 2007 E Notes at an assumed conversion price of $0.30 per share and 180,000 shares issuable upon the exercise of warrants; and the following held by Susan Gordon: 456,000 issuable upon the conversion of the 2003 Notes at a conversion price of $0.25 per share. These stockholders are prohibited from converting such number of shares as would result in such stockholders holding in excess of 4.99% of our outstanding common stock, which provision may be waived by the stockholder upon 65 days’ notice. While the shares beneficially owned set forth in this table assumes that this provision does not apply the stockholder disclaims beneficial ownership of such shares.

(4)
Includes the following held by Paul Cartmell: 2,441,025 outstanding shares; 313,500 shares issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share, 635,772 shares issuable upon conversion of the 2006 A Notes at an assumed conversion price of $0.175 per share, 172,147 shares issuable upon conversion of the 2006 G Notes at a conversion price of $0.30 per share, and 1,576,750 shares issuable upon the exercise of warrants. This stockholder is prohibited from converting such number of shares as would result in his holding in excess of 4.99% of our outstanding common stock, which provision may be waived by the stockholder upon 65 days’ notice. While the shares beneficially owned set forth in this table assumes that this provision does not apply the stockholder disclaims beneficial ownership of such shares.

(5)
Includes the following held by Jacson T. Long: 939,998 shares, 1,898,100 shares issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share, 158,592 shares issuable upon conversion of the 2006 B Notes at an assumed conversion price of $0.175 per share, 220,000 shares issuable upon conversion of the 2006 C Notes at an assumed conversion price of $0.175 per share and 1,023,003 shares issuable upon the exercise of warrants; the following held by Jacson T. and Camille Long: 61,575 shares, and 101,775 shares issuable upon the exercise of warrants; and the following held by Camille Long: 7,020 shares and 136,800 shares issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share. These stockholders are prohibited from converting such number of shares as would result in such stockholders holding in excess of 4.99% of our outstanding common stock, which provision may be waived by the stockholder upon 65 days’ notice. While the shares beneficially owned set forth in this table assumes that this provision does not apply the stockholder disclaims beneficial ownership of such shares.

(6)	Includes the following held by Marc Silverman: 1,893,154 shares and 2,040,002 shares issuable upon the exercise of options.

(7)
Includes the following held by Joseph Hatfield: 1,468,874 outstanding shares; 570,000 shares issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share and 628,572 shares issuable upon conversion of the 2006 C Notes at an assumed conversion price of $0.175 per share; and 916,000 shares issuable upon the exercise of warrants. This stockholder is prohibited from converting such number of shares as would result in his holding in excess of 4.99% of our outstanding common stock, which provision may be waived by the stockholder upon 65 days’ notice. While the shares beneficially owned set forth in this table assumes that this provision does not apply the stockholder disclaims beneficial ownership of such shares.

(8)
Includes the following held by Lawrence Marable: 447,795 shares, 2,017,800 shares issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share and 352,750 shares issuable upon the exercise of warrants; and the following held by Lawrence Marable, IRA BSSC: 21,955 shares, 262,200 shares issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share. This stockholder is prohibited from converting such number of shares as would result in his holding in excess of 4.99% of our outstanding common stock, which provision may be waived by the stockholder upon 65 days’ notice. While the shares beneficially owned set forth in this table assumes that this provision does not apply the stockholder disclaims beneficial ownership of such shares.

(9)
Includes the following held by Thomas A. Barr: 646,530 outstanding shares; 826,500 shares issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share, 635,772 shares issuable upon conversion of the 2006 A Notes at an assumed conversion price of $0.175 per share, and 921,201 shares issuable upon the exercise of warrants. This stockholder is prohibited from converting such number of shares as would result in his holding in excess of 4.99% of our outstanding common stock, which provision may be waived by the stockholder upon 65 days’ notice. While the shares beneficially owned set forth in this table assumes that this provision does not apply the stockholder disclaims beneficial ownership of such shares.

(10)
Includes the following held by Wayne & Elisabeth Bernitt as Trustees of the Elisabeth A. Bernitt Revocable Living Trust U/A dated 11/23/04: 9,437 shares; the following held by Wayne Bernitt: 137,500 shares, 317,886 shares issuable upon conversion of the 2006 A Notes at an assumed conversion price of $0.175 per share, 157,143 shares issuable upon conversion of the 2006 C Notes at an assumed conversion price of $0.175 per share and 350,000 shares issuable upon the exercise of warrants; the following held by Wayne & Elisabeth Bernitt: 1,043,750 shares, 569,500 issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share; and the following held by Elisabeth and Wayne Bernitt, Trustees of the Wayne Bernitt Revocable Living Trust U/A dated 11/23/04: 146,938 shares and 50,000 shares issuable upon the exercise of warrants. These stockholders are prohibited from converting such number of shares as would result in such stockholders holding in excess of 4.99% of our outstanding common stock, which provision may be waived by the stockholder upon 65 days’ notice. While the shares beneficially owned set forth in this table assumes that this provision does not apply the stockholder disclaims beneficial ownership of such shares.

(11)	Includes the following held by Michael Mellman: 1,447,621 shares and 1,294,999 shares issuable upon the exercise of options.

(12)
Includes the following held by Bruce & Julie Bennett as Trustees of the Bruce Bennett Trust U/A dated 6/29/04: 56,250 shares; the following held by Bruce & Julie Bennett: 559,600 shares, 114,000 shares issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share, 634,366 shares issuable upon conversion of the 2006 B Notes at an assumed conversion price of $0.175 per share and 600,000 shares issuable upon the exercise of warrants; the following held by Bruce Bennett: 2,125 shares, 142,500 shares issuable upon conversion of the 2003 Notes at a conversion price of $0.25 per share and 212,500 shares issuable upon the exercise of warrants; and the following held by Bruce and Wayne Bennett: 157,143 shares issuable upon conversion of the 2006 C Notes at an assumed conversion price of $0.175 per share and 300,000 shares issuable upon the exercise of warrants. This stockholder is prohibited from converting such number of shares as would result in its holding in excess of 4.99% of our outstanding common stock, which provision may be waived by the stockholder upon 65 days’ notice. While the shares beneficially owned set forth in this table assumes that this provision does not apply the stockholder disclaims beneficial ownership of such shares.

(13)	Includes the following held by Roger Harrison: 12,500 shares and 413,332 shares issuable upon the exercise of options.

(14)
Includes the following held by Robert Prunetti: 412,500 shares and 1,391,665 shares issuable upon the exercise of options and the following held by Phoenix Ventures LLC, an entity controlled by Mr. Prunetti: 55,000 shares issuable upon the exercise of options. Sole voting and investment control for the shares held by Phoenix Ventures, LLC is held by Robert Prunetti.

(15)	Includes the following held by Gary Goldstein: 50,000 shares issuable upon the exercise of options.

(16)
Includes the following held by David Lenihan: 206,050 shares issuable upon conversion of the April 2006 Notes and accrued interest at a conversion price of $0.30, 150,000 shares issuable upon the exercise of warrants and 50,000 shares issuable upon the exercise of options.

(17)	Includes the following held by Timothy Parshall: 100,000 shares issuable upon the exercise of options.

(18)	Includes the following held by Ed Sherman: 100,000 shares issuable upon the exercise of options.

(19)	Includes 425,000 shares, 206,050 issuable upon conversion of the April 2006 Notes, 150,000 shares issuable upon warrants and 2,159,997 shares issuable upon the exercise of options.

ITEM 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our directors and executive officers as of July 31, 2007.

NAME	AGE	POSITION HELD

Roger G. Harrison, PhD.	58	Chairman of the Board
Robert D. Prunetti	53	Chief Executive Officer, President and Director
James E. Bartolomei	47	Chief Financial Officer and Treasurer
Gary Goldstein, M.D.	56	Director
David Lenihan	57	Director
Timothy F. Parshall	47	Director
Edward J. Sherman	60	Director

Pursuant to our bylaws, each director serves for a term of one year and until his successor is duly qualified. Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at our annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

ROGER G. HARRISON, PHD., Chairman of the Board, has served as a director since January 16, 2005 and Chairman of the Board since March 7, 2006. Dr. Harrison has over 30 years of experience in the pharmaceutical industry. He received a PhD in Organic Chemistry from the University of Leeds, in England in 1971, and then conducted postdoctoral research at the University of Zurich in Switzerland. He joined Eli Lilly and Company in the United Kingdom in 1972 as a medicinal research scientist, subsequently transitioning into management, where he became responsible for research, product development, and regulatory affairs. In 1984 he moved to the headquarters of Lilly in Indianapolis, and remained with Lilly until early 2001. Some of the assignments held by Dr. Harrison in the United States were head of pharmaceutical research, director of organic and physical chemistry research, director of biochemistry research, director of infectious disease research, director of formulation development and technology planning, director of development projects management, global product team leader, and director of alliance management. Dr. Harrison became CEO and President, and member of the board, of Antares Pharma, Inc., a publicly traded specialty pharmaceutical company in March 2001, and led Antares Pharma through development of successful partnering programs and fund raising before leaving in September 2004. From January 2005 to the present, Dr. Harrison has been a Senior Consultant with Plexus Ventures, LLC. Plexus Ventures are an international consulting group with offices in Japan, Europe, and the United States. I support their business development and life sciences consulting practice. Dr. Harrison has also been the Chairman of the board of Advanced Respiratory Technologies, a private company, since February 2005. He has numerous publications and patents in diverse fields and has co-authored four books. He is recognized as knowledgeable in most areas of pharmaceutical research, product development, regulatory affairs, and development of medical devices. Currently, Dr Harrison is a consultant with Plexus Ventures, a member of the board of Macromed Inc., chairman of the board of Advanced Respiratory Technologies Inc., and a member of the board of Inyx Inc.

ROBERT D. PRUNETTI, President and Chief Executive Officer, has served as the President and Chief Executive Officer of the Company since February 21, 2006 and a director since January 19, 2005. Mr. Prunetti was sworn in as Mercer County Executive on January 1, 1992 and served three terms, concluding his tenure December 2003. He currently serves as President of Phoenix Ventures, LLC, a business development and public relations consulting firm since January 2004. In his nearly two decades of public service, he has served in a number of capacities, including Mercer County Budget Director, Director of Policy and Planning for the New Jersey Department of Human Services, Hopewell Township Administrator and Mercer County Freeholder. As County Executive, he concentrated his efforts on strengthening Mercer County’s economy, revitalizing New Jersey’s capital city. Some of his accomplishments are developing Mercer County Waterfront Park, Sovereign Bank Arena, Mercer County Open Space Preservation Trust Fund, and the establishment of a free trade Zone and International Trade Center located at Trenton-Mercer Airport.

Mr. Prunetti has been a director of Poseidis, Inc., since April 2007. Mr. Prunetti is a graduate of the College of New Jersey and New York University.

JAMES E. BARTOLOMEI, Chief Financial Officer and Treasurer, has served as the Chief Financial Officer and Treasurer of the Company since September 20, 2006. Mr. Bartolomei, is the founding and managing partner of Bartolomei Pucciarelli LLC, an accounting firm located in Lawrenceville, New Jersey. In 1986, after five years in public accounting, Mr. Bartolomei opened Bartolomei Pucciarelli, where he continues to practice, providing accounting, tax and consulting services to clients. In addition, Mr. Bartolomei performs peer reviews of accounting firms to evaluate their compliance with the professional standards promulgated by the American Institute of Certified Public Accountants. Mr. Bartolomei divides his time between managing the day to day operations of Bartolomei Pucciarelli and working with clients. Mr. Bartolomei is a graduate of Rider University, Class of 1981, with a BS in Accounting and Computer Science. Mr. Bartolomei is a member of the American Institute of Certified Public Accountants (AICPA), the New Jersey Society of Certified Public Accountants (NJSCPA) and serves on the Board of Trustees of the Mercer County Chapter of the NJ Society of CPA’s. Mr. Bartolomei also serves as a member of the board of directors of Yardville National Bank (YANB), a public institution traded on NASDAQ as well as chairman of the Audit Committee of Yardville National Bank. He serves on the bank’s Compliance Committee and Compensation Committee; is the Treasurer of School Monies for the Trenton and Hopewell Valley Boards of Education; and is Treasurer of the Board of Cerebral Palsy of New Jersey.

GARY GOLDSTEIN, M.D. has served as a director since March 8, 2007. Dr. Gary Neil Goldstein serves in numerous roles in the medical and academic community. Dr. Goldstein has been an attending physician at Graduate Hospital in Philadelphia since July 1986, Virtua Health Care System since June 1988, Kennedy Memorial Health Care System since October 1987, Surgical Center of South Jersey since July 1988, Summit Surgical Center since August 1989, Cherry Hill Surgical Center since February 1995, and Cooper Medical Center since October 2002. Additionally, Dr. Goldstein has been an Associate Trainer in the Orthopedic Residency Program at the University of Medicine and Dentistry of New Jersey since July 2003. From January 2004 to December 2006, Dr. Goldstein was the Chief of Plastic and Reconstructive Surgery at Virtua Health Care System. In addition to these numerous professional positions, Dr. Goldstein has been a clinical professor for the University of Medicine and Dentistry of New Jersey since December 1989. Throughout his career, Dr. Goldstein has participated in many national meetings and courses, and holds memberships with various medical professional organizations. Dr. Goldstein is board certified in seven medical fields, and is licensed to practice medicine in Pennsylvania, New Jersey, Delaware, Virginia, and Florida. Dr. Goldstein has published a number of articles, has contributed to books by authoring chapters on differing areas of expertise, and serves on as an editorial reviewer for the Journal of Neurologic and Orthopedic Surgery and Advances in Skin and Wound Care.

DAVID LENIHAN has served as a director since March 8, 2007. Mr. Lenihan is a founder and Chief Executive Officer of CareGain, a technology company based in East Windsor, N.J. He led the company from inception in March 2001 until its sale to Fiserv Health in January 2006. CareGain, a business unit of Fiserv, Inc., provides enterprise software solutions to health plans and third party administrators enabling them to enter the consumer directed health marketplace quickly and efficiently for both plan design and administration of these new products. Prior to co-founding CareGain, Mr. Lenihan was responsible for Business Development at NeuVis, Inc. which is now owned by IBM. He has had a 33 year business career in investment and commercial banking, financial asset management, healthcare/healthcare information technology and government/diplomacy. Since August 2006, Mr. Lenihan has been a director of HxTechnologies, Inc., a leading provider of radiology utilization management solutions and health information exchanges company.

TIMOTHY PARSHALL has served as a director since September 20, 2006. Mr. Parshall has been a principle of Pivotal Strategies LLC, a marketing services company providing strategic marketing advice for small to mid sized healthcare organizations, since July 2006. Mr. Parshall was the Director of Corporate Marketing and Planning at Guidant Corporation from April 2003 to June 2006, prior to it being acquired by Boston Scientific. He played an integral role in the marketing integration between the business units and creating new markets segments. Prior to Guidant, Tim spent 13 years at Eli Lilly & Company in sales and marketing, most notably as the Director of Global strategy for Zyprexa, a brand with annual sales in excess of $3 billion from January 2002 to February 2003. Mr. Parshall also worked in Business Development where he was responsible for a number of successful licensing transactions. Mr. Parshall holds a Bachelors degree in Pharmacy from the University of Sydney, and a Master of Business Administration from AGSM in the University of New South Wales, Australia.

EDWARD J. SHERMAN has served as a director since August 7, 2006. Mr. Sherman was employed by Nissan Motor Corporation from October 1976 until his retirement in October 2002, serving as Regional Vice President-East, for sixteen years. Before joining Nissan Motor Corporation, Mr. Sherman was a teacher in the City of Boston school district from 1970 to 1976. From 1967 to 1970, Mr. Sherman served as an Officer in The United States Marine Corps. Mr. Sherman held various positions in the USMC including Infantry Platoon Commander, Company Executive Officer and Battalion Intelligence Officer. He is a decorated Vietnam Veteran. Mr. Sherman has been a director of U.S. Helicopter Corporation since February 2006. Mr. Sherman holds a BS degree in Finance with a minor in Economics from Carroll School of Management; Boston College and a Masters in Education from Boston University.

AUDIT COMMITTEE

As of December 31, 2006, we did not have a separate audit committee. Rather, our entire Board of Directors performed all the functions that may be delegated to an audit committee. We plan to establish an audit committee during fiscal 2007 and are assessing which members of our Board are best qualified, based on their accounting or related financial management expertise, independence, time availability, corporate experience and other relevant factors, to serve on our audit committee. Based on our small size and limited financial and human resources, we did not believe that creating an audit committee separate and distinct from our full Board of Directors would have been cost-effective prior to fiscal 2007.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors sets all executive compensation. Presently, Roger G. Harrison and Edward J. Sherman are on the Compensation Committee.

DIRECTOR INDEPENDENCE

Our Board of Directors consists of Roger G. Harrison, Robert D. Prunetti, Gary Goldstein, David Lenihan, Timothy F. Parshall and Edward Sherman.  Dr. Harrison, Dr. Goldstein, Mr. Lenihan, Mr. Parshall, and Mr. Sherman are “independent directors” as such term is defined in Section 4200(a)(15) of the NASDAQ Marketplace Rules.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to our Chief Executive Officer and Chief Financial Officer and Accounting Officers. The Code of Ethics is filed as an exhibit to this registration statement on Form 10-SB.

FAMILY RELATIONSHIPS

There are no family relationships among our directors, officers, advisory board members or significant employees other than Dominique Prunetti Miller, our corporate Secretary, is the daughter of Robert Prunetti, our President and Chief Executive Officer.  We do not pay a salary to Ms. Miller for her services as our corporate Secretary.  However, Ms. Miller is an employee of Phoenix Ventures, LLC an entity controlled by Robert Prunetti, the Company’s President and Chief Executive Officer.  Ms. Miller is paid by Phoenix Ventures which provides business management services to the Company including daily administrative operations, strategic planning assistance, finance and accounting assistance and general management services. Ms. Miller provides a number of these services to the Company on behalf of Phoenix Ventures. For such services, the Company paid Phoenix Ventures a monthly fee of $3,000 from August 1, 2005 to May 1, 2006, $5,000 for the month of June 2006 and $6,000 from July 1, 2006 to October 1, 2006. The Company also compensated Phoenix Ventures with the following options to purchase shares of Company common stock: 2,500 ten year fully vested options exercisable at $0.25 per share were issued monthly from January 1, 2006 through October 1, 2006. On November 1, 2006, the Company entered into a new twelve month agreement with Phoenix Ventures pursuant to which the Company pays a monthly fee of $6,000. In addition, on November 1, 2006 Phoenix Ventures was granted 30,000 ten year options exercisable at $0.25 per share which vest 2,500 options per month commencing November 1, 2006.  In addition, on November 9, 2006 we granted 50,000 ten year options exercisable at $0.25 per share to Ms. Miller which vest one-third on November 9, 2006, one-third on November 9, 2007 and one-third on November 9, 2008.  We granted these options for Ms. Miller’s services as corporate Secretary.

ADVISORY BOARD

In November 2006, we established an Advisory Board to advise and make non-binding recommendations to the Board of Directors and the Company’s President and Chief Executive Officer with respect to matters within the areas of the Advisory Board members’ experience and expertise. The members of the Advisory Board are not directors of the Company nor does the Advisory Board perform a management function. The Company expects the Advisory Board will meet approximately quarterly throughout each year. No meetings of the Advisory Board were held in 2006. One meeting of the Advisory Board was held in April 2007. The members of the Advisory Board consist of the following individuals:

NAME	AGE	POSITION HELD

Gregory Cortina, D.C.	54	Chairman of the Advisory Board
John Alt	45	Advisory Board Member
Gene Regazo	49	Advisory Board Member
David Daniel	54	Advisory Board Member
Jeffrey Abrams, M.D.	53	Advisory Board Member
Dale R. Henn	48	Advisory Board Member

DR. GREGORY CORTINA brings Chiropractic and Physical Therapy experience to the Advisory Board. A graduate with a D.C. degree from Palmer Chiropractic School, Dr. Cortina started a private practice in 1981 where a multidisciplinary approach is used which includes Chiropractics and Physical Therapy. Dr. Cortina’s non professional activities include sitting on the Board of Trustees for the Hun School of Princeton and working with the development office. Dr. Cortina graduated with a degree from the school of Arts and Sciences from University of Pennsylvania.

JOHN ALT is a member of the Advisory Board. Mr. Alt has over 8 years experience in the financial industry, a notable second career after 13 seasons as a left offensive tackle for the Kansas City Chiefs. Mr. Alt currently serves as Investment Consultant through Linsco/Private Ledger, the country’s largest independent brokerage firm, a position he has held for the past eight years. Mr. Alt’s primary responsibilities include working with professional football players to assist them with their investment and estate planning needs. Prior to serving in this capacity, Mr. Alt was an investment executive with US Bancorp/ Piper Jaffray, where he specialized in fixed income assets for athletes, as well as implementing asset allocation strategies for various clients. From May 1984 to July 1997, Mr. Alt was a member of the Kansas City Chiefs professional football organization, where he received a host of accolades including being elected to the Pro Bowl in 1993 and 1994. In addition to his professional achievements, Mr. Alt has involved himself in many non-profit and volunteer initiatives such as the Kansas City Union Mission Homeless Shelter, the Lighthouse Home for Unwed Mothers, NFL Athletes in Action, NFL Alumni-Caring for Kids, the Boy Scouts of America, and Paralyzed Veterans of America.

GENE REGAZO is a member of the Advisory Board. Mr. Regazo has been co-owner and President of Drugs Are Us, Inc., dba Hopewell Pharmacy and Warren County Pharmacy, for the past 20 years. A 1981 graduate of Philadelphia College of Pharmacy and Science, he has served as past president of the Garden State Pharmacy Owners association and is a current board member of the Independent Pharmacy Alliance. Also, he presently serves on the Board of Directors of the Hopewell Valley Community Bank and as Vice President of Millennium Nutritionals, LLC.

DANIEL DAVID is a member of the Advisory Board. Mr. David is currently the President of St. Claire Capital Management, Inc., a position he has held since July 1996. In addition, he has been a member of the management board of Pacific Assets Management, LLC, which is the investment manager of JMG Triton Offshore Fund Ltd., a British Virgin Islands Corporation, for the past 11 years. From July 2001 to December 2005 Mr. David was a principal of Zola Capital Management, LLC, which was the investment manager of Zola Investments, LP, a California limited partnership and Zola International, Ltd., a British Virgin Islands Corporation. In March 1992, he organized St. Claire

Investments, L.P., a California limited partnership, which ceased operating in June 2001. From 1986 to 1992, he was an independent options market maker and broker-dealer trading his own capital. Mr. David was a member of the Pacific Exchange from 1984-2001. Before entering the securities business, Mr. David was a financial analyst for UNOCAL at its corporate headquarters in Los Angeles. Mr. David received a Bachelors of Science degree in Chemical Engineering from the University of Pennsylvania in 1976, a Masters in Engineering from the University of Washington in 1979, and a Masters in Business Administration and Finance from the University of Southern California in 1983.

DR. JEFFREY ABRAMS is a member of the Advisory Board. Dr. Abrams is an Associate Director of Princeton Orthopaedic and Rehabilitative Associates for the past 21 years. He is an attending Orthopaedic Surgeon in the Department of Surgery at the University Medical Center at Princeton. He has served on the Board of the American Shoulder and Elbow Surgeons, written 40 chapters for textbooks, involved with editors of four orthopedic journals, edited a textbook on rotator cuff repairs, and has lectured and performed surgery internationally. He is an active member of the American Academy of Orthopaedic Surgeons and serves on the Education Board for the AAOS and Arthroscopy Association of North America.

DALE R. HENN is a member of the Advisory Board. Mr. Henn has dedicated over 12 years in the consumer lifestyle products industry. He formally began his career in 1990 with NordicTrack, Inc. He led product development and clinical substantiation studies for global positioning and advertising, and established an educational & staff training program that evolved into NordicTrack University during 1990-1994. He then joined American Harvest, Inc., a housewares marketer/manufacturer in Chaska. At American Harvest, he was instrumental in the creation of a fitness division called, FasTrak Fitness. In 1997 Dale joined Fitness Quest, Inc., located in Canton, OH where he led new product development and established brand management infrastructure. In 1999, Dale moved into the nutraceutical industry joining Humanetics Corporation, an ingredient supplier to the dietary supplement industry. In 2003 Dale founded TurboFit, an innovative fitness and exercise company where he and a business partner developed and licensed proprietary technologies to fitness companies. He also joined Compex Technologies, Inc. a medical device manufacturer in 2003 and led the development of a consumer medical device business in electromuscle stimulation taking prescription product to over-the-counter status.

ITEM 6.        EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the overall compensation earned during the fiscal year ending December 31, 2006 by (1) each person who served as the principal executive officer of the Company during fiscal year 2006; (2) the Company’s two most highly compensated executive officers as of December 31, 2006 with compensation during fiscal year 2006 of $100,000 or more; and (3) those two individuals, if any, who would have otherwise been in included in section (2) above but for the fact that they were not serving as an executive of the Company as of December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(a)	Option Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Comp-ensation ($)(c)	Total ($)

Robert D. Prunetti, President and Chief Executive Officer from 2/21/06	2006	135,000(1)	109,350(2)	50,000(3)	307,990(4)	0	0	69,040(5)	671,380

Marc Silverman, President and Chief Executive Officer until 2/21/06	2006	29,167(6)	0	0	37,460(7)	0	0	153,452(8)	220,079

(a)
Reflects dollar amount expensed by the Company during applicable fiscal year for financial statement reporting purposes pursuant to FAS 123R. FAS 123R requires the Company to determine the overall value of the shares as of the date of grant based upon the Black-Scholes method of valuation, and to then expense that value over the service period over which the shares become exercisable (vest). As a general rule, for time-in-service-based shares, the Company will immediately expense any share or portion thereof which is vested upon grant, while expensing the balance on a pro rata basis over the remaining vesting term of the share. For a description FAS 123 R and the assumptions used in determining the value of the shares under the Black-Scholes model of valuation, see the notes to the financial statements included with this registration statement on Form 10-SB.

(b)
Reflects dollar amount expensed by the Company during applicable fiscal year for financial statement reporting purposes pursuant to FAS 123R. FAS 123R requires the Company to determine the overall value of the stock awards as of the date of grant based upon the Black-Scholes method of valuation, and to then expense that value over the service period over which the stock awards become exercisable (vest). As a general rule, for time-in-service-based stock awards, the Company will immediately expense any stock awards or portion thereof which is vested upon grant, while expensing the balance on a pro rata basis over the remaining vesting term of the stock awards. For a description FAS 123 R and the assumptions used in determining the value of the stock awards under the Black-Scholes model of valuation, see the notes to the financial statements included with this registration statement on Form 10-SB.

(c)
Includes all other compensation not reported in the preceding columns, including (i) perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000; (ii) any “gross-ups” or other amounts reimbursed during the fiscal year for the payment of taxes; (iii) discounts from market price with respect to securities purchased from the Company except to the extent available generally to all security holders or to all salaried employees; (iv) any amounts paid or accrued in connection with any termination (including without limitation through retirement, resignation, severance or constructive termination, including change of responsibilities) or change in control; (v) contributions to vested and unvested defined contribution plans; (vi) any insurance premiums paid by, or on behalf of, the Company relating to life insurance for the benefit of the named executive officer; and (vii) any dividends or other earnings paid on stock or option awards that are not factored into the grant date fair value required to be reported in a preceding column.

(1)
Mr. Prunetti was appointed President and Chief Executive Officer on February 21, 2006 at an annual base salary of $162,000 as of March 1, 2006. Fifty percent of the base salary payable to Mr. Prunetti in 2006 has been deferred by Mr. Prunetti.

(2)
Mr. Prunetti earned a bonus of $72,900 (45% of his base salary for calendar year 2006) and $37,500 (2.5% of the funds raised for calendar year 2006). Fifty percent of the bonus payable to Mr. Prunetti in 2006 has been deferred by Mr. Prunetti.

(3)
Pursuant to the terms of the Executive Agreements described below, Mr. Prunetti is entitled to 200,000 shares of restricted common stock which vest on March 1, 2007 if Mr. Prunetti is employed as the Chief Executive Officer of the Company as of such date.

(4)
Pursuant to the terms of the Executive Agreements described below, Mr. Prunetti was granted an option to purchase 600,000 shares of stock at an option exercise price of $0.25 per share having a term of ten years. The option vests over a period of two years with 50% of the grant vesting on March 1, 2007, 25% vesting on September 1, 2007 and 25% vesting on March 1, 2008, if Mr. Prunetti is employed as the Chief Executive Officer of the Company as of such applicable vesting dates. On November 9, 2006, Mr. Prunetti was awarded 2,500,000 options to purchase common stock at an exercise price of $0.25, which options vest one-third on November 9, 2006, one-third on November 9, 2007 and one-third on November 9, 2008.

Also includes options held by Phoenix Ventures, LLC, an entity controlled by Mr. Prunetti, which provides business management services to the Company including daily administrative operations, strategic planning assistance, finance and accounting assistance and general management services. For such services, the Company paid Phoenix Ventures a monthly fee. Phoenix Ventures, in turn, uses this fee to pay its costs and expenses for these services.  Dominique Prunetti Miller, our Corporate Secretary and the daughter of Robert Prunetti is an employee of Phoenix Ventures, is paid by Phoenix Ventures and provides a number of the business management services to the Company on behalf of Phoenix Ventures. The Company compensated Phoenix Ventures with the following options to purchase shares of Company common stock: 2,500 ten year fully vested options exercisable at $0.25 per share were issued monthly from January 1, 2006 through October 1, 2006. On November 1, 2006 Phoenix Ventures was granted 30,000 ten year options exercisable at $0.25 per share which vest 2,500 options per month commencing November 1, 2006.

(5)
Mr. Prunetti was Executive Vice President of the Company until February 21, 2006 and was paid a salary of $4,500 in January 2006 and $4,500 in February 2006. Also includes $4,040 of interest earned on deferred salary.   Also includes fees of $56,000 paid to Phoenix Ventures.  The Company paid Phoenix Ventures a monthly fee of $3,000 from August 1, 2005 to May 1, 2006, $5,000 for the month of June 2006 and $6,000 from July 1, 2006 to October 1, 2006. On November 1, 2006, the Company entered into a new twelve month agreement with Phoenix Ventures pursuant to which the Company pays a monthly fee of $6,000.

(6)	Mr. Silverman was the President and Chief Executive Officer until February 21, 2006 at an annual base salary of $175,000 from January 1, 2006, of which $2,500 per month was deferred by Mr. Silverman.

(7)
The Company entered into a two-year consulting agreement with Mr. Silverman effective March 1, 2006. Upon the execution of the consulting agreement, all options held by Mr. Silverman were vested with the same terms and conditions other than the options were converted from incentive stock options to non-qualified stock options. Mr. Silverman holds options to purchase 2,040,002 shares with an exercise price of $0.25 per share with expiration dates ranging from February 2009 to January 2016.

(8)
Pursuant to the consulting agreement, Mr. Silverman is entitled to be paid $87,500 for the first six months of the agreement (March 1 - August 1, 2006), $65,625 for the next six months of the agreement (September 1, 2006 - February 1, 2007) and $87,500 for the final 12 months of the Agreement (March 1, 2007 - March 1, 2008), 50% of the amount payable to Mr. Silverman under the consulting agreement has been deferred since March 1, 2006. Also includes $22,202 of interest earned on Mr. Silverman’s deferred salary and $20,996 of deferred salary earned in 2005 which was paid in 2006.

For a description of the material terms of each named executive officers’ employment agreement or consulting arrangement, including the terms of the terms of any common share purchase option grants, see that section of this registration statement on Form 10-SB captioned “Employment and Consulting Arrangements”.

Except for the options held by Mr. Silverman, no outstanding common stock options or other equity-based award granted to or held by any named executive officer were repriced or otherwise materially modified during 2006, including extension of exercise periods, the change of vesting or forfeiture conditions, the change or elimination of applicable performance criteria, or the change of the bases upon which returns are determined, nor was there any waiver or modification of any specified performance target, goal or condition to payout.

For a description of the material terms of any contract, agreement, plan or other arrangement that provides for any payment to a named executive officer in connection with his resignation, retirement or other termination, or a change in control of the Company see that section of this registration statement on Form 10-SB captioned “Employment and Consulting Arrangements”.

EXECUTIVE OFFICER OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides certain information concerning any common stock options, stock awards or equity incentive plan awards held by each of our named executive officers that were outstanding as of December 31, 2006.

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Exercisable	Unexercisable

Robert D. Prunetti	916,665	2,359,335	0	0.25	2015 -2016	200,000	$50,000	0	0

Marc Silverman	2,040,002	0	0	0.25	2009 - 2015	0	0	0	0

EMPLOYMENT AND CONSULTING ARRANGEMENTS

ROBERT D. PRUNETTI. Mr. Prunetti is the only executive officer who is a party to an employment agreement with the Company. Set forth below is information on the employment agreement with Mr. Prunetti.

On August 7, 2006 the Company entered into an Employment Agreement and related Incentive Program Agreement with Mr. Prunetti (together, the “Executive Agreements”). The Executive Agreements provide for an annual base salary of $162,000 through December 31, 2006 and thereafter at $175,000 per year. In addition, for each calendar year in which the Company employs Mr. Prunetti, Mr. Prunetti will be eligible to receive a target annual bonus of at least 30% with a maximum of 45% of his base salary for the calendar year, the exact amount to be established by the Compensation Committee. The annual bonus shall be payable based upon achieving business objectives to be determined by the Compensation Committee. The Compensation Committee awarded Mr. Prunetti a bonus of $72,900 for 2006 of which fifty percent of the bonus payable to Mr. Prunetti has been deferred by Mr. Prunetti. From August 7, 2006 fifty percent of the salary payable to Mr. Prunetti under the Executive Agreements has been deferred by Mr. Prunetti.

The Executive Agreements further provide that, in the event that the Company obtains additional financing to support its long term business and strategic plan, during the period March 1, 2006 (the first month Mr. Prunetti was acting as Chief Executive Officer and President) to December 31, 2006 Mr. Prunetti will be entitled to a performance bonus of 2.5% of the funds raised as a cash bonus. The Compensation Committee awarded Mr. Prunetti $37,500 as a performance bonus for funds raised in private placements during 2006 of which fifty percent of the bonus payable to Mr. Prunetti has been deferred by Mr. Prunetti. No bonus is payable to Mr. Prunetti for funds raised pursuant to the standby equity distribution agreement with Cornell Capital.

Mr. Prunetti has not entered into an agreement with respect to the deferral of payments due to him described above, but has voluntarily deferred his salary and bonuses as described herein due to the limited financial resources of the Company.  As of June 30, 2007 the Company owed $110,771 of deferred salary and interest and $57,132 of deferred bonuses and interest to Mr. Prunetti.  The deferred amount owed to Mr. Prunetti accrues interest at 8.5% per annum based on a verbal agreement with the Company.  The Company intends to pay the deferred amount owed to Mr. Prunetti when it obtains sufficient additional financing to meet its working capital needs.

Pursuant to the terms of the Executive Agreements, as of August 7, 2006, Mr. Prunetti was entitled to 200,000 shares of restricted common stock which vests on March 1, 2007 if Mr. Prunetti is employed as the Chief Executive Officer of the Company as of such date. Pursuant to the terms of the Executive Agreements, as of March 1, 2007, Mr. Prunetti is entitled to an additional 200,000 shares of vested common stock.

Pursuant to the terms of the Executive Agreements, Mr. Prunetti was granted an option to purchase 600,000 shares of stock at an option exercise price of $0.25 per share having a term of ten years. The option vests over a period of two years with 50% of the grant vesting on March 1, 2007, 25% on September 1, 2007 and 25% on March 1, 2008, if Mr. Prunetti is employed as the Chief Executive Officer of the Company as of such applicable vesting dates.

The Executive Agreements further provide that, subject to Mr. Prunetti’s being in the employ of the Company as its Chief Executive Officer at the time of the applicable event listed below, the Company will grant to Mr. Prunetti the right to purchase the following number of shares of stock, at a price equal to the fair value of such stock on the date of grant as determined by the Board, on the following events, with such shares to be 100% vested on issuance: (i) on attainment of a public listing of the Company’s common stock, Mr. Prunetti will be granted 250,000 shares; and/or (ii) on attainment of revenues in excess of $1 million for the Company’s fiscal year, excluding extraordinary items, Mr. Prunetti will be granted 250,000 shares of Company common stock. In addition, on the first to occur of (i) attainment of profitability of the Company for four consecutive calendar quarters, or (ii) revenue in excess of $5 million for the Company’s fiscal year, excluding extraordinary items, Mr. Prunetti will be granted 150,000 shares of Company common stock.

The Executive Agreements expire August 7, 2008. The Executive Agreements may be terminated at any time by Mr. Prunetti upon written 90 days written notice in which case Mr. Prunetti shall be entitled to receive his base salary until the date his employment terminates and all compensation and benefits otherwise payable under the Executive Agreements will then cease. If the Company terminates Mr. Prunetti’s employment without “due cause”, then Mr. Prunetti will be entitled to receive his base salary and all other benefits described in the Executive Agreements until the end of the employment term.

If employment of Mr. Prunetti is terminated as a result of death or disability, then Mr. Prunetti or his estate or legal representative will receive his base salary to the date of death or disability and all compensation and benefits described in the Executive Agreements shall then cease.

If Mr. Prunetti’s employment is terminated for “due cause,” Mr. Prunetti will be entitled only to his prorated base salary through the date of termination and all compensation and benefits described in the Executive Agreements shall then cease.

Any of the following actions by Mr. Prunetti constitutes due cause for termination by us:

(i)
Executive has committed a material breach of the agreement, a misappropriation of funds, or other willful serious act against Company or any of its affiliates intending to enrich himself at the expense of Company or any of its affiliates or has been convicted of a felony,

(ii)
Executive has engaged in conduct that has caused demonstrable and serious injury, monetary or otherwise, to Company or any of its affiliates as evidenced by a binding and final judgment, order, or decree of a court or administrative agency of competent jurisdiction in effect after exhaustion of all rights of appeal of the action, suit, or proceeding, whether civil, criminal, administrative, or investigative,

(iii)	Executive, in carrying out his duties, has been guilty of willful gross neglect or willful gross misconduct, resulting in either case in material harm to Company or any of its affiliates, or

(iv)
Executive has refused to carry out his duties in gross dereliction of duty, and after receiving notice to such effect from the Board of Directors, Executive fails to cure the existing problem within 30 days.

Mr. Prunetti’s Executive Agreements contain a non-competition provision that remains effective for a period ending one year after the end of the employment term.

Mr. Prunetti was the Executive Vice President of the Company from September 15, 2005 through February 21, 2006 and was paid $4,500 on a monthly basis.

MARC SILVERMAN. The Company entered into an employment agreement with Marc Silverman effective as of January 1, 2005 pursuant to which Mr. Silverman was employed as the Company’s Chief Executive Officer and President. Mr. Silverman resigned as the Company’s Chief Executive Officer and President effective February 21, 2006. Pursuant to the employment agreement, Mr. Silverman was paid an annual salary of $162,000 in 2005 and $175,000 as of January 1, 2006, of which $30,000 was deferred at the rate of $2,500 per month. While there is no agreement between the parties as to accrued interest, the Company has been accruing interest at 8.5% per annum on the deferred portion of Mr. Silverman’s salary .  As of June ~~2~~30, 2007, the Company owed $170,964 in deferred salary and interest to Mr. Silverman.

The Company entered into a two-year consulting agreement with Mr. Silverman effective March 1, 2006. Pursuant to the consulting agreement, Mr. Silverman is entitled to be paid $81,000 for the first six months of the agreement (March 1 - August 1, 2006), $60,750 for the next six months of the agreement (September 1, 2006 -March 1, 2007) and $81,000 for the final 12 months of the Agreement (March 1, 2007 - March 1, 2008) (the “Compensation”). Upon the execution of the consulting agreement, all options held by Mr. Silverman were vested with the same terms and conditions other than the options were converted from incentive stock options to non-qualified stock options. Mr. Silverman holds options to purchase 2,040,002 shares with an exercise price of $0.25 per share with expiration dates ranging from May 2001 to January 2016.

The consulting agreement provides that the compensation deferred by Mr. Silverman under the employment agreement will be repaid to Mr. Silverman upon receipt (in the aggregate) by the Company of $500,000 (15% of accrued salary to be repaid); second $500,000 (20% of accrued salary to be repaid); third $500,000 (20% of accrued salary to be repaid); fourth $500,000 (20% of accrued salary to be repaid); and fifth $500,000 (25% of accrued salary to be repaid). During 2006, Mr. Silverman was paid $20,996 of deferred salary earned in 2005.  The Company intends to repay the deferred amounts due to Mr. Silverman when it obtains such additional financing.

The consulting agreement provides that unless otherwise agreed in writing executed by Mr. Silverman and the Company, for the first six months of the consulting term, Mr. Silverman will devote 100% of his time, attention, energies and business efforts as are reasonably necessary to perform the services under the consulting agreement; during the next six months of the consulting term, Mr. Silverman will devote 75% of his time, attention, energies and business efforts as are reasonably necessary to perform the services; and during the final 12 months of the consulting term, Mr. Silverman will devote 50% of his time, attention, energies and business efforts as are reasonably necessary to perform the services under the consulting agreement.

The consulting agreement may be terminated at any time by Mr. Silverman upon 90 days notice in which case Mr. Silverman shall be entitled to receive his compensation until the date his consulting terminates and all compensation otherwise payable under the agreement will then cease. If the Company terminates Mr. Silverman’s consulting without “due cause”, then Mr. Silverman will be entitled to receive his compensation and all other benefits described in the agreement until the end of the consulting term.

If the consulting arrangement with Mr. Silverman is terminated as a result of death or disability, then Mr. Silverman or his estate or legal representative will receive his compensation to the date of death or disability and all compensation described in the agreement shall then cease.

If Mr. Silverman’s consulting is terminated for “due cause,” Mr. Silverman will be entitled only to his prorated compensation through the date of termination and all compensation described in the agreement shall then cease.
Any of the following actions by Mr. Silverman constitutes due cause for termination by us:

(i)
Consultant has committed a material breach of the agreement, a  misappropriation of funds, or other willful serious act against  Company or any of its affiliates intending to enrich himself at the expense of Company or any of its affiliates or has been convicted of a felony,

(ii)
Consultant has engaged in conduct that has caused demonstrable and serious injury, monetary or otherwise, to Company or any of its affiliates as evidenced by a binding and final judgment, order, or decree of a court or administrative agency of competent jurisdiction in effect after exhaustion of all rights of appeal of  the action, suit, or proceeding, whether civil, criminal, administrative, or investigative,

(iii)	Consultant, in carrying out his duties, has been guilty of willful gross neglect or willful gross misconduct, resulting in either case in material harm to Company or any of its affiliates, or

(iv)
Consultant has refused to perform the services or any other obligation under the agreement, and after receiving notice to such  effect from the Board of Directors Consultant fails to cure the existing problem within 30 days.

Mr. Silverman’s consulting agreement contain a non-competition provision that remains effective for a period ending one year after the end of the consulting term.

The consulting agreement provides that if the Company wishes to defer any portion of Mr. Silverman’s compensation payable under the consulting agreement, Mr. Silverman’s deferrals will be at to same rate of the Chief Executive Officer’s deferral.  As described above, Robert Prunetti, the Company’s Chief Executive officer, has been deferring 50% of his CEO compensation and accordingly, 50% of the amount payable to Mr. Silverman under the consulting agreement has been deferred since March 1, 2006. As of June 30, 2007, the Company owed $27,458 in deferred consulting payments and interest to Mr. Silverman which was deferred under the terms of the Consulting Agreement.

While there is no agreement between the parties as to accrued interest, the Company has been accruing interest at 8.5% per annum on the deferred amount owed to Mr. Silverman .  The Company intends to pay the deferred amount owned to Mr. Silverman when it obtains sufficient additional financing to meet its working capital needs.

MICHAEL MELLMAN, M.D. Michael Mellman, M.D., was the Chairman of the Board of the Company from 1998 to February 21, 2006. The Company paid Michael Mellman, M.D. a salary of $118,000 annual until August 15, 2005. Beginning in January 2005, $78,000 of the annual salary was deferred at a rate of $6,500 per month. Prior to January 2005, $18,000 was deferred at the rate of $1,500 per month. The deferred salary has been paid by the Company.

ROGER HARRISON. Dr. Harrison was engaged as a consultant to the Company from August 1, 2005 through December 31, 2005, pursuant to which, on a monthly basis Dr. Harrison was paid $3,000 and 2,500 shares of common stock.  As of June 30, 2007, the Company owed $9,241 in deferred consulting payments and interest to Dr. Harrison.  The deferred amount owed to Dr. Harrison accrues interest at 8.5% per annum based on a verbal agreement with the Company. The Company intends to pay the deferred amount owed to Dr. Harrison when it obtains sufficient additional financing to meet its working capital needs.

MONTGOMERY STRATEGIC PARTNERS, LLC. On November 9, 2006, the Company entered into a two year Consulting Agreement with Montgomery Strategic Partners, LLC pursuant to which Montgomery Strategic will provide the Company with advice regarding financial and regulatory matters and potential strategic relationships and alliances in the healthcare and rehabilitation industry. As compensation under the agreement on November 9, 2006, the Company granted to Montgomery Strategic 10 year non-qualified stock options to purchase 290,000 shares of Company common stock with an exercise price of $0.25. The options vest one-half December 31, 2006, and one-half December 31, 2007 provided Montgomery is providing consulting services on such vesting date. On March 8, 2007, the Company granted to Montgomery Strategic 10 year non-qualified stock options to purchase 150,000 shares of Company common stock with an exercise price of $0.30. The options vest one-third March 8, 2007, one-third March 8, 2008 and one-third March 8, 2009 provided Montgomery Strategic is providing consulting services on such vesting date.

GENERAL

All employees are bound by the terms of confidentiality and non-disclosure agreements. The Company has agreements with certain of its consultants. The Company has a 401(k) plan for its employees. All contributions to the plan by the Company are at the discretion of the Board of Directors.

COMPENSATION OF DIRECTORS

GENERAL POLICY

The Company’s policy is to grant each non-employee director 10 year non-qualified stock options to purchase 150,000 shares of Company common stock at the time such director becomes a director of the Company. The options are granted with an exercise price equal to the fair market value of the Company’s common stock on the date of grant and vest one-third on the date the director joins the Company’s Board and one-third on each of the first and second anniversaries of that date provided such person is serving as a director on such anniversary dates. Additional options may be grated from time to time at the discretion of the Board.

The Company’s policy is to pay each non-employer director $1,200 for each telephonic meeting of the Board attended and $2,500 for each in person meeting of the Board attended. Each director is also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors.

2006 DIRECTOR COMPENSATION

The following table shows the overall compensation earned for the 2006 fiscal year with respect to each person who was a director as of December 31, 2006, with the exception of Mr. Prunetti, who is not compensated for his director responsibilities.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(a)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Roger Harrison	1,750	0	103,089(1)	0	0	0	104,839

Timothy Parshall	1,750	0	27,184(2)	0	0	0	28,934

Edward Sherman	1,750	0	27,184(3)	0	0	0	28,934

(a)
Reflects dollar amount expensed by the Company during applicable fiscal year for financial statement reporting purposes pursuant to FAS 123R. FAS 123R requires the Company to determine the overall value of the options as of the date of grant based upon the Black-Scholes method of valuation, and to then expense that value over the service period over which the options become exercisable (vest). As a general rule, for time-in-service-based options, the Company will immediately expense any option or portion thereof which is vested upon grant, while expensing the balance on a pro rata basis over the remaining vesting term of the option. For a description FAS 123 R and the assumptions used in determining the value of the options under the Black-Scholes model of valuation, see the notes to the financial statements included with this registration statement on Form 10-SB.

(1)
On November 9, 2006, Mr. Harrison was awarded ten year non-qualified options to purchase 1,000,000 shares at an exercise price of $0.25 which options vest one-third on November 9, 2006, one-third on November 9, 2007 and one-third on November 9, 2008.

(2)
On September 20, 2006, Mr. Parshall was awarded ten year non-qualified options to purchase 150,000 shares at an exercise price of $0.25, which options vest one-third on September 20, 2006, one-third on September 20, 2007 and one-third on September 20, 2008. On December 21, 2006, Mr. Parshall was awarded ten year non-qualified options to purchase 150,000 shares at an exercise price of $0.30 which options vest one-third on December 21, 2006, one-third on December 21, 2007 and one-third on December 21, 2008.

(3)
On September 20, 2006, Mr. Sherman was awarded ten year non-qualified options to purchase 150,000 shares at an exercise price of $0.25, which options vest one-third on September 20, 2006, one-third on September 20, 2007 and one-third on September 20, 2008. On December 21, 2006, Mr. Sherman was awarded ten year non-qualified options to purchase 150,000 shares at an exercise price of $0.30 which options vest one-third on December 21, 2006, one-third on December 21, 2007 and one-third on December 21, 2008.

COMPENSATION OF ADVISORY BOARD MEMBERS

The Company’s policy is to grant to each member of the Advisory Board 10 year non-qualified stock options to purchase 100,000 shares of Company common stock at the time the advisor becomes a member of the Advisory Board. The options are granted with an exercise price equal to the fair market value of the Company’s common stock on the date of grant and vest one-third upon the date the member joins the Advisory Board and one-third on each of the first and second anniversaries of that date provided such person is serving as an advisor on such anniversary dates.

During 2006, we awarded 100,000 ten year non-qualified options to each of John Alt, Gene Regazo, Daniel David and Jeffrey Abrams at an exercise price of $0.25 per share, vesting one-third on November 9, 2006, one-third on November 9, 2007 and one-third on November 9, 2008, provided such person is serving as an Advisory Board Member on such vesting date. On March 8, 2007, Dale Henn was appointed a member of the Advisory Board and we awarded 100,000 ten year non-qualified options to Mr. Henn at an exercise price of $0.30 per share, vesting one-third on March 8, 2007, one-third on March 8, 2008 and one-third on March 8, 2009, provided Mr. Henn is serving as an Advisory Board Member on such vesting date.

STOCK INCENTIVE PLANS

GENERAL. The Company’s Board of Directors adopted, and the Company’s stockholders approved a 1999 Stock Incentive Plan as amended (the “1999 Plan”). The maximum aggregate number of shares of common stock that may be awarded to individuals under the 1999 Plan is 9,000,000 shares. The 1999 Plan terminates in 2009. The Company’s Board of Directors adopted a 2006 Stock Incentive Plan, as amended (the “2006 Plan”). The maximum aggregate number of shares of common stock that may be awarded to individuals under the 2006 Plan is 12,000,000 shares. The 2006 Plan terminates in 2016. The 1999 Plan and the 2006 Plan are together referred to as the Plan.

The purpose of the Plan is:

o	To provide a means whereby key individuals may sustain a sense of proprietorship and personal involvement in the Company’s continued development and financial success of the Company; and

o	To encourage key individuals to remain with and devote their best efforts to the business of the Company, thereby advancing its interests and the interests of its stockholders.

Under the Plan, directors, officers, employees, consultants, and advisors are eligible to acquire common stock or otherwise participate in the Company’s financial success.

Any shares that remain unissued at the termination of the Plan will cease to be subject to the Plan. Until termination of the Plan, the Company will reserve sufficient shares to meet the requirements of the Plan.

The Compensation Committee of the Board of Directors administers the Plan. The Compensation Committee selects the individuals to whom awards will be made and establishes the amount of the award for each individual.

STOCK OPTIONS. Options granted under the Plan may be “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or stock options which are not incentive stock options. Whether or not options will be granted, the number of shares subject to each option granted, the prices at which options may be exercised (which may not be less than the fair market value of shares of the common stock on the date of grant), whether an option will be an incentive stock option or a non-incentive stock option, the time or times and the extent to which options may be exercised, and all other terms and conditions of the options are determined by the Compensation Committee.

Each incentive stock option terminates no later than 10 years after the date of grant, except with respect to incentive stock options granted to 10% stockholders. The exercise price at which shares of common stock may be purchased may not be less than the fair market value of shares of the common stock at the time the option is granted, except with respect to incentive stock options granted to 10% stockholders. The exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all shares of the stock of the Company may not be less than 110% of the fair market value of the shares of common stock on the date the incentive stock option is granted. The term of an incentive stock option granted to a 10% stockholder may not exceed five years from the date of grant.

The exercise price at which shares of common stock may be purchased must be paid in any one or a combination of cash, shares already owned, or plan awards which the optionee has an immediate right to exercise.

Under the 1999 Plan as of June 27, 2007 the Company had outstanding options to purchase 6,340,333 shares of common stock at an exercise price of $0.25 per share.

Under the 2006 Plan as of June 27, 2007 the Company had outstanding options to purchase 5,414,999 shares of common stock at exercise prices ranging from $0.25 to $0.30 per share.

RESTRICTED STOCK AWARDS. The Plan provides that restricted stock awards under the Plan will be in the form of shares of common stock, restricted as to transfer and subject to forfeiture. No restricted stock awards have been granted under the Plan.

STOCK APPRECIATION RIGHTS. Stock appreciation rights are rights entitling the grantee to receive cash or shares of common stock having a fair market value equal to the appreciation in market value of a stated number of shares from the date of grant, or in the case of rights granted in tandem with or by reference to an option granted prior to the grant of such rights, from the date of grant of the related option to the date of exercise. No stock appreciation rights have been granted under the Plan.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into agreements with certain of our current and former executive officers and directors as described above in “Executive Compensation.”

Phoenix Ventures, LLC, an entity controlled by Robert Prunetti, the Company’s President and Chief Executive Officer, provides business management services to the Company including daily administrative operations, strategic planning assistance, finance and accounting assistance and general management services. For such services, the Company paid Phoenix Ventures a monthly fee of $3,000 from July 31, 2005 to May 1, 2006, $5,000 for the month of June 2006 and $6,000 from July 1, 2006 to October 1, 2006. The Company also compensated Phoenix Ventures with the following options to purchase shares of Company common stock: 2,500 ten year fully vested options exercisable at $0.25 per share were issued monthly from January 1, 2006 through October 1, 2006. On November 1, 2006, the Company entered into a new twelve month agreement with Phoenix Ventures pursuant to which the Company pays a monthly fee of $6,000. In addition, on November 1, 2006 Phoenix Ventures was granted 30,000 ten year options exercisable at $0.25 per share which vest 2,500 options per month commencing November 1, 2006.

Dominique Prunetti Miller, our corporate Secretary, is the daughter of Robert Prunetti, the Company’s President and Chief Executive Officer.  Ms. Miller is an employee of Phoenix Ventures.  We do not pay Ms. Miller for her services as our corporate Secretary.  Ms. Miller is paid by Phoenix Ventures and Ms. Miller provides a number of the business management services to the Company on behalf of Phoenix Ventures.  On November 9, 2006 we granted 50,000 ten year options exercisable at $0.25 per share to Ms. Miller which vest one-third on November 9, 2006, one-third on November 9, 2007 and one-third on November 9, 2008.  We granted these options for Ms. Miller’s services as corporate Secretary.

The Company subleases approximately 150 sq. feet of its Trenton, New Jersey, office space to Phoenix Ventures, LLC for $750 per month.

The Company entered into a services agreement with Bartolomei Pucciarelli, LLC (“Bartolomei Pucciarelli”) dated June 26, 2006 pursuant to which Bartolomei Pucciarelli performs financial reporting and related services. Effective September 20, 2006, the Board of Directors of the Company appointed James E. Bartolomei as the Chief Financial Officer and Treasurer of the Company. Mr. Bartolomei, is the founding and managing partner of Bartolomei Pucciarelli. Under the services agreement we incurred fees of approximately $117,377 in 2006 and $45,757 from January 1, 2007 through March 31, 2007.

Since January 1, 2005, we have not entered into any transaction with any stockholder of the Company set forth in the table entitled “Security Ownership of Certain Beneficial Owners and Management” except for the payments made to Mr. Silverman under his employment and consulting agreements described herein and as follows: Paul Cartmell purchased $75,000 of 2005 A Notes on March 11, 2005, $50,000 of 2005 A Notes on May 2, 2005, $10,000 of 2005 A Notes on May 18, 2005, $75,000 of 2005 B Notes on September 15, 2005, $50,000 of 2005 B Notes on September 29, 2005, $10,000 of 2005 B Notes on November 15, 2005, $79,000 of 2005 B Notes on December 7, 2005, $100,000 of 2006A Notes on May 15, 2006 and $50,000 of 2006 G Notes on January 16, 2007; Jacson Long purchased $12,000 of 2005 B Notes on December 30, 2005, $25,000 of 2006 B Notes on May 24, 2006 and $35,000 of 2006 C Notes on July 30, 2006; Joseph Hatfield purchased $33,000 of 2005 A Notes on March 11, 2005, $50,000 of 2005 A Notes on May 18, 2005, $75,000 of 2005 B Notes on September 29, 2005, $34,000 of 2005 B Notes on November 15, 2005, $14,000 of 2005 B Notes on December 21, 2005, $35,000 of 2005 B Notes on January 11, 2006 and $100,000 of 2006 C Notes on

June 30, 2006;  Thomas Barr purchased $100,000 of 2006 A Notes on May 15, 2006; Wayne Bernitt purchased $100,000 of 2005 A Notes on May 2, 2005, $50,000 of 2005 A Notes on May 18, 2005, $50,000 of 2006 A Notes on May 15, 2006 and $25,000 of 2006 C Notes on June 30, 2006; Julie and Bruce Bennett purchased $50,000 of 2005 A Notes on May 2, 2005, and $100,000 of 2006 B Notes on May 24, 2006 and Kenneth Gordon purchased $45,000 of 2007 E Notes on June 27, 2007. See “Management’s Discussion and Analysis or Plan of Operation – Liquidity and Financial Condition – Financing Transactions” for the terms of these financings.

We believe that the transactions described above were fair to us and were as favorable to us as those that we might have obtained from non-affiliated third parties, given the circumstances under which such transactions were proposed and effectuated.

ITEM 8.        DESCRIPTION OF SECURITIES

Our Certificate of Incorporation authorizes 500,000,000 shares of our common stock, $0.01 par value per share and 100,000,000 shares of our preferred stock, $0.01 par value per share. As of August 1, 2007, we have 48,493,352 shares of common stock outstanding and no shares of preferred stock outstanding.

On July 13, 2007, the Company filed an Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares of the Company’s common stock to 500,000,000 shares and preferred stock to 100,000,000 shares (the “Amendment”).  The Amendment was approved by the Company’s Board of Directors and the holders of a majority of the Company’s common stock by written consent as of July 12, 2007.  Notice of the Amendment was sent to all of the stockholders of the Company.

COMMON STOCK

VOTING RIGHTS. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

DIVIDEND RIGHTS. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock.

LIQUIDATION RIGHTS. Upon liquidation or dissolution of our Company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to shareholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

OTHER MATTERS. The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

PREFERRED STOCK

Our Certificate of Incorporation permit us to issue shares of preferred stock, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our Certificate of Incorporation authorize our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without shareholder approval, may create and issue a series of shares with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have anti-takeover effects. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

DELAWARE ANTI-TAKEOVER LAW

As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested person” from engaging in a “business combination” with the Company for three years following the date the person became an interested person. In general, an interested person is a person owning 15% or more of the Company’s common stock. Under Section 203, the Company may, however, engage in a business combination with the interested person in the following situations:

•	Before the person became an interested person, the Board of Directors approved the transaction in which the person became an interested person or approved the business combination;

•
Upon consummation of the transaction that resulted in the person becoming an interested person, the person owned at least 85% of  the common stock at the time the transaction commenced (excluding  stock held by the Directors who are also Officers of the corporation and by certain employee stock plans); or

•
Following the transaction in which the person became an interested   person, the business combination is approved by the Board of  Directors and is authorized at a meeting of stockholders by the  affirmative vote of the holders of two-thirds of the common stock  not owned by the interested person.

Under Section 203, the restrictions also do not apply to certain business combinations proposed by an interested person following the public announcement or notification of one of certain extraordinary transactions if:

•	The transaction involves the Company and a person who was not an interested person during the previous three years or who became an interested person with the approval of the Board of Directors and

•	The business combination is approved by a majority of the members of the Board of Directors who were Directors prior to any person’s becoming an interested stockholder.

The provisions of Section 203 requiring a super-majority vote to approve certain corporate transactions could have the effect of discouraging, delaying, or preventing hostile takeovers including those that might result in the payment of a premium over the market price of the common stock or changes in control or the Company’s management.

LIMITATION ON LIABILITY; INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Certificate of Incorporation provides that our directors and officers will be indemnified to the fullest extent allowed by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law empowers us to indemnify our directors and officers and to purchase insurance with respect to liability arising out of the performance of their duties as directors and officers. The Delaware General Corporation Law provides that the indemnification permitted will not be deemed exclusive of any other rights to which the directors and officers may be entitled under the Bylaws or any agreement, vote of stockholders, or otherwise.

The effect of the provision in our Certificate of Incorporation and the Delaware General Corporation Law is to require us to the extent permitted by law to indemnify the officers and directors for any claim arising against them in their official capacities. In order to be indemnified, an officer or director must have acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the Company’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Bylaws also provide for this indemnification.

Our Certificate of Incorporation also eliminates the liability of directors for monetary damages for breach of fiduciary duties to the fullest extent permitted by Delaware General Corporation Law. Section 102 of the Delaware General Corporation Law does not limit liability for:

•	Any breach of the director’s duty of loyalty to the Company or to its stockholders;
•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	Unlawful payment of dividends or stock purchases or redemptions; or
•	Any transaction from which a director derived an improper personal benefit.

All of the Company’s directors and officers are covered by insurance policies against certain liabilities for actions taken in their capacities as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LOCK-UP AGREEMENTS

In connection with our execution of the standby equity distribution agreement with Cornell Capital, certain of our current and former executive officers and directors have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for the period commencing on January 19, 2006 and ending on the termination of the standby equity distribution agreement without the prior written consent of Cornell Capital except in accordance with the volume limitations set forth in Rule 144(e) of the Securities Act.

The persons and number of shares subject to lock-ups as of July 31, 2007 are: Robert D. Prunetti (412,500 outstanding shares and 3,330,000 shares issuable upon exercise of outstanding stock options), Roger Harrison (12,500 outstanding shares and 1,145,000 shares issuable upon exercise of outstanding stock options), Marc Silverman (1,893,154 outstanding shares and 2,040,002 shares issuable upon exercise of outstanding stock options), Michael Mellman (1,447,621 outstanding shares and 1,328,333 shares issuable upon exercise of outstanding stock options), Scott Jacobson (25,000 shares issuable upon exercise of outstanding stock options), and Elliot Steinberg (756,000 outstanding shares and 385,000 shares issuable upon exercise of outstanding stock options).

TRANSFER AGENT AND REGISTRAR

StockTrans, Inc. has been appointed as the transfer agent and registrar for our common stock.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

Our common stock is not currently traded on any public market. We intend to file, through a market maker, an information statement pursuant to Section 15c-211 with the National Association of Securities Dealers, Inc. for quotation of our common stock on the Over-the-Counter Bulletin Board. Once a trading market is established, there can be no assurance that it will be active. An absence of an active trading market could adversely affect our stockholders’ ability to sell our common stock in short time periods, or possibly at all. Our common stock is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate  substantially.

HOLDERS

As of June 27, 2007, there were 329 holders of record of our common stock.

DIVIDENDS

We have not paid dividends in the past on any class of stock and we do not anticipate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for use in our business for an indefinite period. Payments of dividends in the future, if any, will depend on, among other things, our ability to generate earnings, our need for capital, and our financial condition. Our ability to pay dividends is limited by applicable state law. Declaration of dividends in the future will remain within the discretion of our Board of Directors, which will review the dividend policy from time to time.

STOCK OPTIONS

As of July 31, 2007, there were (i) 6,340,444 shares of our common stock issuable upon exercise of outstanding stock options under the 1999 Plan at $0.25 per share and (ii) 5,414,999 shares of our common stock issuable upon exercise of outstanding stock options under the 2006 Plan at $0.25 to $0.30 per share.

WARRANTS

As of July 31, 2007, there were outstanding warrants to purchase 28,161,563 shares of our common stock at prices ranging from $0.025 to $1.50 per share.

CONVERTIBLE NOTES

Conversion into Common Stock.  As of July 31, 2007, there were outstanding promissory notes convertible into shares of our common stock as follows:

Principal	Type of Note	Conversion Terms	Conversion Shares
$4,800,000	2003 Notes	Convertible into common stock at $0.25 per share.	19,200,000
$50,000	April 2006 Notes	Convertible into common stock at $0.30 per share.	166,667
$250,000	2006 A Notes	Convertible into common stock at the lower of $0.30 and 70% of the average closing bid price for the 20 trading days before conversion [at an assumed market price of $0.25 the assumed conversion price is $0.175].	1,428,572
$250,000	2006 B Notes	Convertible into common stock at the lower of $0.50 and 70% of the average closing bid price for the 20 trading days before conversion [at an assumed market price of $0.25 the assumed conversion price is $0.175].	1,428,572
$250,000	2006 C Notes	Convertible into common stock at the lower of $0.60 and 70% of the average closing bid price for the 20 trading days before conversion [at an assumed market price of $0.25 the assumed conversion price is $0.175].	1,428,572
$250,000	2006 D Notes	Convertible into common stock at the lower of $0.50 and 70% of the average closing bid price for the 20 trading days before conversion [at an assumed market price of $0.25 the assumed conversion price is $0.175].	1,428,572
$250,000	2006 G Notes	Convertible into common stock at the lower of $0.75 and 70% of the average closing bid price for the 20 trading days before conversion but in no event less than $0.30 [at an assumed market price of $0.25 the assumed conversion price is $0.30].	833,334
$300,000	2007 C Note	Convertible into common stock at $0.50 per share.	600,000
$167,000	2007 D Notes	Convertible into common stock at the lower of $0.75 and 70% of the average closing bid price for the 20 trading days before conversion but in no event less than $0.30 [at an assumed market price of $0.25 the assumed conversion price is $0.30].	556,667
$250,000	2007 E Notes	Convertible into common stock at the lower of $0.75 and 70% of the average closing bid price for the 20 trading days before conversion but in no event less than $0.30 [at an assumed market price of $0.25 the assumed conversion price is $0.30].	833,334
$6,817,000			27,904,290

Notes with a Continuously Adjusting Conversion Price.  As set forth above, of our outstanding $6,817,000 in principal of all outstanding convertible notes, $1,000,000 in principal of convertible notes sold in 2006 are convertible into shares of our common stock at the lesser of fixed prices ranging from $0.30 to $0.60 and a 30% discount to the trading price of the common stock prior to the conversion.  Our obligation to issue shares upon conversion of $1,000,000 of principal of outstanding convertible notes sold in 2006 which have a continuously adjustable conversion price is essentially limitless. These notes are convertible at the lesser of fixed prices ranging from $0.30 to $0.60 and 70% of the closing price of our common stock prior to the conversion. We have assumed throughout this registration statement on Form 10-SB a trading price of our common stock $0.25, which means these notes would convert into 5,714,286 shares of common stock at an assumed conversion price of $0.175 (70% of $0.25). The number of shares of common stock issuable upon conversion of these notes will be substantially higher if the market price of our stock is below $0.25, which will cause dilution to our existing stockholders.

Notes with Anti-dilution Protection.  Of our outstanding $6,817,000 in principal of convertible notes, $4,800,000 in principal of our 2003 Notes which currently have a conversion price of $0.25 per share are subject to anti-dilution protection upon the occurrence of certain events. If, among other things, we offer, sell or otherwise dispose of or issue any of our common stock (or any equity, debt or other instrument that is at any time over its life convertible into or exchangeable for our common stock) at an effective price per share that is less than the conversion price of the convertible note, the conversion price of the convertible note will be reduced, depending on the number of shares of common stock that we issue at that lower price, to a price which is less than the current conversion price or the exercise price.

See “Management’s Discussion and Analysis or Plan of Operation” for additional terms of these convertible notes.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets forth the securities that have been authorized under equity compensation plans as of December 31, 2006.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(A)		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))(C)

Equity compensation plans approved by security holders	Options Under 1999 Plan: 6,393,667		$0.25	2,606,333
Equity compensation plans not approved by security holders	Warrants: Options under 2006 plan:	686,375 200,000 162,731 1,053,388 336,000 87,500 47,850 4,000,000 6,573,844 4,865,000	$0.25 $0.25 $0.25 $0.25 $0.25 $0.25 $0.25 $0.25 $0.25	0 7,135,000
Total:	17,232,511		$0.25	10,341,333

WARRANTS

Warrants issued under equity compensation plans, which were outstanding as of December 31, 2006, include the following.

FIRST ALLIED. First Allied Securities, Inc., an unaffiliated registered broker-dealer, served as placement agent for us in our private placements of our securities. As partial consideration for services rendered as placement agent in these placements, we paid First Allied a fee of warrants consisting of the following. As described below, First Allied transferred a portion of the warrants to brokers of First Allied or entities controlled by such brokers.

•
Warrants to purchase up to 686,375 shares of common stock were issued to First Allied in connection with a private placement which closed in August 2001. Of such warrants, 103,275 are currently held by First Allied and 583,100 are held by six transferees. In July 2002, these transferees received as compensation warrants originally issued to First Allied. These warrants may be exercised at $0.25 per share and expire on December 31, 2010.

•
Warrants to purchase up to 200,000 shares of common stock were issued pursuant to warrants issued to First Allied in connection with a consulting agreement. Of such warrants, 30,000 are currently held by First Allied and 170,000 are held by the Company and six transferees. In February 2002, these transferees received as compensation warrants originally issued to First Allied. The warrants may be exercised at $0.25 per share and have no expiration date.

•
Warrants to purchase up to 162,731 shares of common stock were issued to First Allied for services rendered in connection with the solicitation of the conversion of certain loans in September 2001. Of such warrants, 24,441 are held by First Allied and 138,320 are held by six transferees. In July 2002 these transferees received as compensation warrants originally issued to First Allied. The warrants may be exercised at $0.25 per share and have no expiration date.

•
Warrants to purchase up to 61,964 units were issued to First Allied in connection with a private placement which closed from October 2001 to February 2002. First Allied currently holds warrants to purchase an aggregate of 9,334 units and 52,630 are held by six transferees. Each unit consists of 8.5 shares of common stock and warrants to purchase an additional 8.5 shares of common stock. Each unit warrant may be exercised at $2.125 per unit. Each unit warrant expires on December 31, 2010. If the unit warrant is exercised, the warrant to purchase an additional 8.5 shares of common stock may be exercised at $0.25 per share within three years after the warrant is issued. Of the total number of warrants, 158,678 are held by First Allied and 894,710 are held by transferees. In July 2002, these transferees received as compensation warrants originally issued to First Allied.

NORTH COAST. North Coast Securities Corporation, an unaffiliated registered broker-dealer, served as placement agent for us in our private placements of our securities. As partial consideration for services rendered as placement agent in these placements, we paid North Coast a fee of warrants consisting of the following. As described below, North Coast transferred a portion of the warrants to brokers of North Coast or entities controlled by such brokers.

•
Warrants to purchase up to 336,000 shares of common stock were issued to North Coast in connection with a private placement which closed from December 2003 to July 2004. Of such warrants, 36,000 are currently held by North Coast and 300,000 are held by transferees. These warrants may be exercised at $0.25 per share and expire on December 31, 2010.

•
Warrants to purchase up to 87,500 shares of common stock were issued to North Coast in connection with a private placement which closed from March 2005 to May 2005. Of such warrants, 12,500 are currently held by North Coast and 75,000 are held by transferees. These warrants may be exercised at $0.25 per share and expire on December 31, 2010.

•
Warrants to purchase up to 47,850 shares of common stock were issued to North Coast in connection with a private placement which closed from August 2005 to January 2006. Of such warrants, 22,850 are currently held by North Coast and 25,000 are held by transferees. These warrants may be exercised at $0.25 per share and expire on January 11, 2013.

•
Warrants to purchase up to 4,000,000 shares of common stock were issued to North Coast under a financial advisory agreement dated July 1, 2006. Of such warrants, none are held by North Coast and 4,000,000 are held by transferees. These warrants may be exercised at $0.25 per share and expire on July 1, 2011.

SHARES ELIGIBLE FOR SALE UNDER RULE 144 AND OTHERWISE

To date there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding convertible, notes, warrants and options, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

RULE 144. In general, under Rule 144 as currently in effect, beginning October 11, 2007, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of our common stock then outstanding. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of July 31, 2007, there were  48,476,352 shares of our common stock outstanding of which 41,032,344 shares have been outstanding for more than two years and are eligible for sale under Rule 144k under the Securities Act of 1933, as amended, or the Securities Act, in the public market without restriction or registration (other than shares held by affiliates) and 7,444,008 shares have been outstanding for more than one year but less than two years and will be eligible for sale in the public market for sale beginning October 11, 2007.

In addition, as of July 31, 2007, 19,200,000 shares issuable upon conversion of $4,800,000 in principal of convertible notes sold in 2003 and 2004 are eligible for sale under Rule 144k in the public market without restriction or registration (other than shares held by affiliates) and 5,880,955 shares issuable upon the conversion of our convertible notes issued in 2006 are eligible for sale beginning October 11, 2007.  Additional shares issuable upon conversion of convertible notes sold in 2006 and 2007 will be eligible in the public market for sale beginning October 11, 2007under Rule 144 once the one year holding period has been satisfied.

In addition, as of July 31, 2007, we had warrants outstanding to purchase up to 28,161,563 shares of our common stock. Of such warrants, shares issuable upon the cashless exercise of 2,363,263 warrants are eligible for sale under Rule 144k in the public market without restriction or registration (other than shares held by affiliates) and shares issuable upon the cashless exercise of 10,453,750 warrants will be eligible in the public market for sale beginning October 11, 2007under Rule 144.

All of the shares available for sale under Rule 144k may be immediately resold in the public market, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations of Rule 144k. Shares eligible for sale under Rule 144 may be sold beginning October 11, 2007.

Upon vesting, 11,755,332 shares will also be issuable upon the exercise of presently outstanding stock options and 9,244,668 additional shares have been reserved for future issuance under our existing stock option plans. Pursuant to Rule 701 of the Securities Act, as currently in effect, any of our employees, directors, consultants or advisors who purchase shares of our common stock from us pursuant to options granted prior to July 13, 2007.   Under our existing stock option plans or other written agreement is eligible to resell those shares beginning October 11, 2007 in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. Additionally, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares issued or issuable upon the exercise of all these stock options.

RULE 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, directors, consultants or advisors who purchase shares of our common stock from us pursuant to options granted prior to the completion of this offering under our existing stock option plans or other written agreement is eligible to resell those shares beginning October 11, 2007 in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS.  In connection with the issuance in private placements of our common shares and convertible notes and certain of our warrants, we granted demand and piggy-back registration rights to the investors and the placement agent with respect to issued shares or the shares issuable for interest or upon conversion of such notes or upon exercise of the warrants, as applicable.  The registration rights are contained in the subscription agreements pursuant to which we issued such securities or in stand-alone registration statements.  Certain of such agreements provide that the registration rights will cease at the time the shares are eligible for sale under Rule 144k of the Securities Act.   None of our registration rights agreements contain any penalties for failure to register such shares.  As of July 31, 2007, the underlying shares related to all notes issued since July 31, 2005 had registration rights.

We also entered into a registration rights agreement with Cornell Capital for the shares to be issued under the standby equity distribution agreement and the 2,000,000 shares that we issued to Cornell Capital in connection with that agreement.  This registration rights agreement does not contain any penalties in the event we do not register these shares, however, we may not issue any of the shares to Cornell Capital under the standby equity distribution agreement unless such shares are registered.  We have not yet registered such shares with the Securities and Exchange Commission and there can be no assurance that we will register such shares or draw down funds under the standby equity distribution agreement.

As of July 31, 2007, 19,200,000 shares issuable upon conversion of $4,800,000 in principal of convertible notes sold in 2003 and 2004 are eligible for sale under Rule 144k in the public market without restriction or registration (other than shares held by affiliates) and shares issuable upon the conversion of our convertible notes issued in 2006 will be eligible in the public market for sale beginning October 11, 2007under Rule 144 once the one year holding period has been satisfied.  In addition, as of July 31, 2007, we had warrants outstanding to purchase up to 28,161,563 shares of our common stock. Of such warrants, shares issuable upon the cashless exercise of 2,363,263 warrants are eligible for sale under Rule 144k in the public market without restriction or registration (other than shares held by affiliates) and shares issuable upon the cashless exercise of 5,111,850 warrants will be eligible in the public market for sale beginning October 11, 2007 under Rule 144.

All of the shares available for sale under Rule 144k may be immediately resold in the public market, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations of Rule 144k. Shares eligible for sale under Rule 144 may be sold beginning October 11, 2007.

ITEM 2.        LEGAL PROCEEDINGS

We are currently not a party to any litigation or other judicial or arbitration proceeding and are not aware of any threatened litigation or judicial or arbitration proceeding that we believe will have a material adverse affect on our business or results of operations.

ITEM 3.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.        RECENT SALES OF UNREGISTERED SECURITIES

In the three years preceding the filing of this registration statement on Form 10-SB we have sold or issued the following securities not registered under the Securities Act by reason of the exemption afforded under Section 4(2) of the Securities Act of 1933 in transactions that did not involve any public offering. As noted below, the offer and sale of certain of the following securities was exempt from the registration requirements of the Securities Act under Rule 506 insofar as (1) each of the investors was accredited within the meaning of Rule 501(a); (2) the transfer of the securities were restricted by the Company in accordance with Rule 502(d); (3) there was no more than 35 non-accredited investors in any transaction within the meaning of Rule 506(b), after taking into consideration all prior investors under Section 4(2) of the Securities Act within the twelve months preceding the transaction; and (4) none of the offers and sales were effected through any general solicitation or general advertising within the meaning of Rule 502(c). As noted below, the offer and sale of certain of the following securities was exempt from registration pursuant to Regulation S of the Securities Act of 1933 insofar as the offer and sale of the securities was in an “offshore transaction” where the buyer was offshore at the time of the offer and sale, no directed selling efforts were made in the United States and the purchaser certified as to its non-U.S. status and agreed not to resell to a U.S. person except in accordance with U.S. law. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates, employees or consultants of the Company or directors of the Company or Advisory Board Members and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. Except as expressly set forth above, the individuals and entities to whom we issued securities as indicated in this section of the registration statement on Form 10-SB are unaffiliated with the Company.

On May 21, 2004, we issued an aggregate of $291,000 in principal in 2003 Convertible Notes and 72,750 shares of our common stock to nine accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On May 27, 2004, we issued an aggregate of $439,000 in principal in 2003 Convertible Notes and 109,750 shares of our common stock to eleven accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On June 4, 2004, we issued an aggregate of $235,000 in principal in 2003 Convertible Notes and 58,750 shares of our common stock to seven accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On June 24, 2004, we issued an aggregate of $451,000 in principal in 2003 Convertible Notes and 112,750 shares of our common stock to sixteen accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On July 15, 2004, we issued ten year fully vested options to purchase 56,000 shares at an exercise price of $1.33 to four advisory board members pursuant to the Company’s Incentive Stock Plan. The options fully vested. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On July 16, 2004, we issued an aggregate of $150,000 in principal in 2003 Convertible Notes and 37,500 shares of our common stock to five accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On July 29, 2004, we issued an aggregate of $358,000 in principal in 2003 Convertible Notes and 89,500 shares of our common stock to sixteen accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

The 2003 Convertible Notes and shares described above and issued from February 25, 2004 to July 29, 2004 were issued in a private placement of equity units (the “2003-2004 Units”). Each 2003 - 2004 Unit, with a purchase price of $1,000 per unit consists of an 8.5% convertible note in the principal amount of $1,000 (the “2003 Convertible Notes”) and 250 shares of our common stock. The principal balance of each 2003 Convertible Note, along with accrued and unpaid interest, is payable on the earlier of the fifth anniversary of the issuance of the 2003 Convertible Note or the occurrence of a fundamental change as defined in the 2003 Convertible Note. The holder of each 2003 Convertible Note may elect to convert the principal balance of the 2003 Convertible Note into shares of our common stock at any time. The 2003 Convertible Notes were convertible at a price equal to $2.00, subject to anti-dilution adjustment. Each 2003 Convertible Note bears interest at 8.5% per annum payable annually, at our option, in cash, or common stock (at the Conversion Price), or a combination of cash and common stock.

On December 31, 2004, we issued 1,440 shares to a consultant for compensation for eight months of consulting services rendered to us in 2004. The consultant worked on our reimbursement strategy and we compensated the consultant for these services with shares of our common stock at the rate of 180 shares of our common stock per month. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2004, we issued 20,000 shares to a consultant for compensation for eight months of consulting services rendered to us in 2004. The consultant advised us on product development and marketing issues, and provided quotes and photographs for press releases and collateral material and we compensated the consultant for these services in cash and in shares of our common stock at the rate of 2,500 shares of our common stock per month. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2004, we issued 84,000 shares to a consultant for compensation for 24 months of consulting services rendered to us in 2003 and 2004. The consultant assisted us in launching SportsRAC(TM) Shoulder including the development and implementation of programs to introduce the SportsRAC(TM) System to professional and elite teams, team executives, athletes, coaches and agents and we compensated the consultant for these services at the rate of 3,500 shares of our common stock per month. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2004, we issued 84,410 shares at $2.00 per share for $168,820 of interest due to eighteen accredited investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

On January 5, 2005, we issued 9,221 shares at $2.00 per share for $18,442 of interest to six accredited investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

On January 25, 2005, we issued ten year options to purchase 235,331 shares at an exercise price of $1.33 to eight employees pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is an employee on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On January 25, 2005, we issued ten year options to purchase 475,000 shares at an exercise price of $1.33 to seven directors pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is a director on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On March 11, 2005, we issued an aggregate of $163,000 in principal in convertible 10% A Notes to four accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On March 23, 2005, we issued an aggregate of $150,000 in principal in convertible 10% A Notes to three accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On March 31, 2005, we issued 24,222 shares at $2.00 per share for $48,444 of interest due to fourteen accredited investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

On April 11, 2005, we issued an aggregate of $55,000 in principal in convertible 10% A Notes to two accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On May 2, 2005, we issued an aggregate of $200,000 in principal in convertible 10% A Notes to three accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On May 18, 2005, we issued an aggregate of $182,000 in principal in convertible 10% A Notes to six accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On May 21, 2005, we issued 6,798 shares at $2.00 per share for $13,596 of interest due to eight investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

The convertible notes described above and issued from March 11, 2005 to May 18, 2005 were issued in a private placement of Notes (the “10% A Notes”). The 10% A Notes are payable on the earlier of the first anniversary of the issuance of the 10% A Note or the occurrence of a fundamental change as defined in the 10% A Notes. The principal balance of the 10% A Notes is convertible into shares of our common stock on or after August 5, 2005, at a price equal to 80% of the price of common stock in the next equity offering conducted by us which closed by December 11, 2005 or, if no such offering occurred by December 11, 2005, at the rate of one share per $2.00 converted, subject to adjustment . Each 10% A Note has an interest rate of 10% per annum payable at maturity in arrears, at our option, in cash, or common stock (at the Conversion Price), or a combination of cash and common stock.

On May 27, 2005, we issued 31,023 shares at $2.00 per share for $62,046 of interest due to twenty-one accredited investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

On May 19, 2005, we issued ten year fully vested options to purchase 8,000 shares at an exercise price of $1.33 to one consultant pursuant to the Company’s Incentive Stock Plan. The options were issued as compensation for eight months of marketing services rendered to us. The consultant provided marketing and sports related consulting services in the sports marketplace and we compensated the consultant for these services with options at the rate of 1,000 options per month. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On June 4, 2005, we issued 9,986 shares at $2.00 per share for $19,972 of interest due to eight accredited investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

On June 24, 2005, we issued 19,165 shares at $2.00 per share for $38,330 of interest due to seventeen accredited investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

On July 16, 2005, we issued 6,374 shares at $2.00 per share for $12,748 of interest due to five accredited investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

On July 29, 2005, we issued 15,213 shares at $2.00 per share for $30,426 of interest due to sixteen accredited investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

On August 5, 2005, we issued $200,000 in principal in convertible 10% B Notes to one accredited investor in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On September 15, 2005, we issued an aggregate of $100,000 in principal in convertible 10% B Notes to two accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On September 29, 2005, we issued an aggregate of $175,000 in principal in convertible 10% B Notes to four accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On October 1, 2005, we issued ten year fully vested options to purchase 100,000 shares at an exercise price of $1.33 to two employees pursuant to the Company’s Incentive Stock Plan. This issuance was exempt from registration requirements pursuant to Regulation D.

On November 15, 2005, we issued an aggregate of $100,000 in principal in convertible 10% B Notes to five accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On December 1, 2005, we issued ten year options to purchase 10,000 shares at an exercise price of $0.25 to six employees pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 7, 2005, we issued an aggregate of $153,000 in principal in convertible 10% B Notes to six accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On, December 21, 2005, we issued an aggregate of $74,000 in principal in convertible 10% B Notes to three accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On December 30, 2005, we issued an aggregate of $50,000 in principal in convertible 10% B Notes to three accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On December 31, 2005, we issued ten year options to purchase 137,500 shares at an exercise price of $ 0.25 to six employees pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2005, we issued ten year options to purchase 200,000 shares at an exercise price of $ 0.25 to five directors pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is a director on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2005, we issued 66,008 shares to Dr. Michael Mellman for accrued and unpaid salary. Michael Mellman, M.D., was the Chairman of the Board of the Company from 1998 to February 21, 2006. The Company paid Michael Mellman, M.D. a salary of $118,000 annual until August 15, 2005. Beginning in January 2005, $78,000 of the annual salary was deferred at a rate of $6,500 per month. Prior to January 2005, $18,000 was deferred at the rate of $1,500 per month. The deferred salary will be paid at such time and in such manner as is mutually agreed upon by the Compensation Committee of the Board of Directors and Dr. Mellman. Until paid, the deferred compensation accrues interest at the rate of 8.5% per annum. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2005, we issued 42,000 shares to a consultant for 12 months of consulting services rendered to us in 2005. The consultant assisted us in launching SportsRAC(TM) Shoulder including the development and implementation of programs to introduce the SportsRAC(TM) System to professional and elite teams, team executives, athletes, coaches and agents and we compensated the consultant for these services at the rate of 3,500 shares of our common stock per month. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2005, we issued 7,500 shares to a consultant for five months of consulting services rendered to us in 2005. The consultant performed public relation services for us and we compensated the consultant for these services in cash and shares of our common stock at the rate of 1,500 shares of our common stock per month. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2005, we issued 12,500 shares to Robert Prunetti for consulting services provided to the Company in 2005. Mr. Prunetti was engaged as a consultant to the Company from September 15, 2005 through March 15, 2006. Pursuant to the consulting arrangement from September 15, 2002 through December 31, 2005 on a monthly basis Mr. Prunetti was paid $4,500 and 12,500 shares of common stock. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2005, we issued 12,500 shares to Roger Harrison for consulting services provided to the Company in 2005. Dr. Harrison was engaged as a consultant to the Company from August 1, 2005 through December 31, 2005, pursuant to which, on a monthly basis Dr. Harrison was paid $3,000 and 2,500 shares of common stock. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 31, 2005, we issued 86,237 shares at $2.00 per share for $172,474 of interest due to nineteen accredited investors holding our 2003 Convertible Notes. This issuance was exempt from registration requirements pursuant to Regulation D.

On January 11, 2006, we issued an aggregate of $105,000 in convertible 10% B Notes to three accredited investors in a private placement. This issuance was exempt from registration requirements pursuant to Regulation D.

On March 11, 2006 we issued 3,870,625 shares to eleven accredited investors upon conversion of $619,300 in principal plus interest on 2005 A notes at $0.16 per share. This issuance was exempt from registration requirements pursuant to Regulation D.

The convertible notes described above and issued from August 5, 2005 to January 11, 2006 were issued in a private placement of equity units (the “2005 B Units”). Each 2005 B Unit, with a purchase price of $1,000 per unit consists of a 10% convertible note in the principal amount of $1,000 (the “10% B Notes”) and 2,000 warrants to purchase our common stock. The principal balance of each 10% B Note, along with accrued and unpaid interest, is payable on the earlier of the first anniversary of the issuance of the 10% B Note or the occurrence of a fundamental change as defined in the 10% B Notes. The principal balance of the 10% B Notes is convertible into shares of our common stock on or after January 26, 2006, at a price equal to 80% of the price of common stock in the next equity offering conducted by us which closed by May 5, 2006 or, if no such offering occurred prior to May 5, 2006, at the rate of one share per $2.00 converted, subject to adjustment. Each 10% B Note has an interest rate of 10% per annum payable at maturity in arrears, at our option, in cash, or common stock (at the Conversion Price), or a combination of cash and common stock. Each 2005 B Unit includes a warrant to purchase two shares of common stock for every $1 invested. The warrants included in the 2005 B Units are exercisable commencing upon the first anniversary of the date of the issuance of the 10% B Note, and for a period of six years thereafter. The warrants have an exercise price equal to the lesser of $2.20 per share or 110% of the conversion rate of the 10% B Note subject to adjustment for anti-dilution purposes.

Phoenix Ventures, LLC, an entity controlled by Robert Prunetti, the Company’s President and Chief Executive Officer, provides business management services to the Company including daily administrative operations, strategic planning assistance, finance and accounting assistance and general management services. For such services, the Company paid Phoenix Ventures a cash monthly fee and the following options to purchase shares of Company common stock: 2,500 ten year fully vested options exercisable at $0.25 per share were issued monthly from January 1, 2006 through October 1, 2006. On November 1, 2006, the Company entered into a new twelve month agreement with Phoenix Ventures pursuant to which the Company pays a monthly fee of $6,000. In addition, on November 1, 2006 Phoenix Ventures was granted 30,000 ten year options exercisable at $0.25 per share which vest 2,500 options per month commencing November 1, 2006. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On January 23, 2006, we entered into a standby equity distribution agreement with Cornell Capital pursuant to which we may, at our discretion, periodically sell to Cornell Capital shares of our common stock for a total purchase price of up to $10 million. In connection with the standby equity distribution agreement, Cornell Capital received a commitment fee of 2,000,000 shares of our common stock. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On January 23, 2006, we issued 40,000 shares of our common stock to Newbridge Securities Corporation, a registered broker-dealer, who advised us in connection with the standby equity distribution agreement. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

North Coast Securities Corporation, an unaffiliated registered broker-dealer, served as placement agent for us in our private placements of our securities. As partial consideration for services rendered as placement agent in these placements, we paid North Coast a fee of warrants consisting of the following. This issuance was exempt from registration requirements pursuant to Regulation D. As described below, North Coast transferred a portion of the warrants to brokers of North Coast or entities controlled by such brokers.

•
Warrants to purchase up to 336,000 shares of common stock were  issued to North Coast in connection with a private placement which closed from December 2003 to July 2004. Of such warrants, 36,000 are currently held by North Coast and 300,000 are held by  four transferees. These warrants may be exercised at $0.25 per  share and expire on December 31, 2010.

•
Warrants to purchase up to 87,500 shares of common stock were  issued to North Coast in connection with a private placement  which closed from March 2005 to May 2005. Of such warrants, 12,500 are currently held by North Coast and 75,000 are held by three transferees. These warrants may be exercised at $0.25 per  share and expire on December 31, 2010.

•
Warrants to purchase up to 47,850 shares of common stock were  issued to North Coast in connection with a private placement  which closed from August 2005 to January 2006. Of such warrants,  22,850 are currently held by North Coast and 25,000 are held by  two transferees. These warrants may be exercised at $0.25 per  share and expire on January 11, 2013.

On March 10, 2006, we sold $50,000 of convertible notes (the “15% March 2006 Notes”) in a private placement to one accredited investor. The principal balance of the 15% March 2006 Note, along with accrued and unpaid interest at 15% per annum, is payable on the earlier of September 10, 2006 and the closing of a debt or equity financing having net proceeds of at least $250,000. This issuance was exempt from registration requirements pursuant to Regulation D.

On April 4, 2006, we sold $50,000 of equity units (the “April 2006 Units”) to one accredited investor in a private placement. Each April 2006 Unit, with a purchase price of $1,000 per unit consisting of a 15% convertible note in the principal amount of $1,000 (the “15% April 2006 Notes”) and 3,000 warrants to purchase our common stock. The 15% April 2006 Notes had a six month maturity date. The holder of the 15% April 2006 Note may elect to convert the principal balance of the 15% April 2006 Note into shares of our common stock at a price equal to $0.30 per share. The 15% April 2006 Note bears interest at 15% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the conversion rate), or a combination of cash and common stock. The investor received a warrant to purchase a total of 150,000 shares of common stock having an exercise price of $0.30 per share. The warrants are exercisable for a period of five years from the date of issuance. This issuance was exempt from registration requirements pursuant to Regulation D.

On May 15, 2006, we sold $250,000 of equity units (the “2006 A Units”) to three accredited investors in a private placement. Each 2006 A Unit, with a purchase price of $1,000 per unit consisting of a 10% convertible note in the principal amount of $1,000 (the “10% 2006 A Notes”) and 6,000 warrants to purchase our common stock. The 10% 2006 A Notes had a six month maturity date. The holder of each 2006 A Note may elect to convert the principal balance of the 2006 A Note into shares of our common stock at a price equal to the lower of (i) $0.30 or (ii) 70% of the average closing price of our common stock on the exchange on which the Company’s stock is trading for the 20 trading days immediately preceding the day upon which we receive a conversion notice from the noteholder (the “Conversion Rate”). Each 2006 A Note bears interest at 10% per annum payable at maturity in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate), or a combination of cash and common stock. Each investor participating in the offering received a warrant to purchase 6,000 shares of common stock for every $1,000 invested having an exercise price of $0.50 per share. The warrants are exercisable for a period of five years from the date of issuance. This issuance was exempt from registration requirements pursuant to Regulation D.

On May 24, 2006, we sold $250,000 of equity units (the “2006 B Units”) to five accredited investors in a private placement. Each 2006 B Unit, with a purchase price of $1,000 per unit consisting of a 10% convertible note in the principal amount of $1,000 (the “10% 2006 B Notes”) and 6,000 warrants to purchase our common stock. The 2006 B Note had a six month maturity date. The holder of each 2006 B Note may elect to convert the principal balance of the 2006 B Note into shares of our common stock at a price equal to the lesser of (i) $0.50 or (ii) 70% of the average of the closing bid price for the Company’s common stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which the Company’s common stock is then traded (the “Conversion Rate”). Each 2006 B Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate), or a combination of cash and common stock. Each investor participating in the offering received a warrant to purchase 6,000 shares of common stock for every $1,000 invested. The exercise price of 3,000 of the warrants is $0.50 per share and the exercise price for 3000 warrants is $1.00 per share. The warrants are exercisable for a period of five years from the date of issuance. This issuance was exempt from registration requirements pursuant to Regulation D.

On June 30, 2006, we sold $250,000 of equity units (the “2006 C Units”) to six accredited investors in a private placement. Each 2006 C Unit, with a purchase price of $1,000 per unit consisting of a 10% convertible note in the principal amount of $1,000 (the “10% 2006 C Notes”) and 6,000 warrants to purchase our common stock. The 10% 2006 C Note had a six month maturity date. The holder of each 10% 2006 C Note may elect to convert the principal balance of the Convertible Note into shares of our common stock at a price equal to the lesser of (i) $0.60 or (ii) 70% of the average of the closing bid price for the Company’s common stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which the Company’s common stock is then traded (the “Conversion Rate”). Each 10% 2006 C Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate), or a combination of cash and common stock. Each investor participating in the offering received a warrant to purchase 6,000 shares of common stock for every $1,000 invested. The exercise price of 3,000 of the warrants is $0.60 per share and the exercise price for 3,000 warrants is $1.20 per share. The warrants are exercisable for a period of five years from the date of issuance. This issuance was exempt from registration requirements pursuant to Regulation D.

On June 30, 2006 we issued 1,251,250 shares to six accredited investors upon conversion of $200,200 in principal plus interest on 2005 A Notes at $0.16 per share. This issuance was exempt from registration requirements pursuant to Regulation D.

Warrants to purchase up to 4,000,000 shares of common stock were issued to North Coast under a Financial Advisory Agreement dated July 1, 2006. The Financial Advisory Agreement has a term of ten months. Pursuant to the Agreement, we have paid to North Coast a cash fee in exchange for certain financial advisory services to be provided during the term of the Agreement. In addition, the Second M&A Agreement provides for payment of a fee equal to 5% of the total consideration received by us in either in a debt or equity financing arrangement with an investor introduced to us by North Coast, or in the event of a sale, merger or sale of a significant portion of our assets with an investor introduced to us by North Coast. In further consideration for the services provided by North Coast, we granted North Coast warrants to purchase 4,000,000 shares of our common stock at an exercise price of $0.25 per share, exercisable until July 1, 2011. Of such warrants, none are held by North Coast and 4,000,000 are held by six transferees.  This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On August 5, 2006 we issued 1,100,000 shares to one accredited investor upon conversion of $220,000 in principal plus interest on 2005 B Notes at $0.16 per share. This issuance was exempt from registration requirements pursuant to Regulation D.

On September 16, 2006 we issued 1,512,500 shares to six accredited investors upon conversion of $302,500 in principal plus interest on 2005 B Notes at $0.16 per share. This issuance was exempt from registration requirements pursuant to Regulation D.

On September 20, 2006, we issued 300,000 ten year options to two directors at an exercise price of $0.25 pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On October 1, 2006, we issued 600,000 ten year options to Robert Prunetti, the President and Chief Executive Officer of the Company at an exercise price of $0.25 pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is providing services on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On October 13, 2006, we sold $250,000 of equity units (the “2006 D Units”) to one accredited investor in a private placement. Each 2006 D Unit, with a purchase price of $1,000 per unit, consists of a 13% convertible note in the principal amount of $1,000 (the “13% 2006 D Notes”) and 2,500 warrants to purchase our common stock. The maturity date of the 13% 2006 D Notes is the earlier of (i) 30 days after the effective date of a registration statement on Form 10-SB filed by the Company that includes the shares underlying the 2006 D

Units or (ii) April 13, 2007, at which time the principal and accrued interest is due. The holder of the 13% 2006 D Note may elect to convert the principal balance of the 13% 2006 D Note into shares of our common stock at a price equal to the lesser of (i) $0.50 or (ii) 70% of the average of the closing bid price for the Company’s common stock for the 20 days preceding the conversion notice, as reported by the exchange on which the Company’s common stock is then traded . The Note bears interest at 13% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the conversion rate), or a combination of cash and common stock. We paid a total of $8,125 in prepaid interest to the 13% 2006 D Noteholder on the date of closing, representing 90 days worth of interest on the 13% 2006 D Note plus a 5% origination fee of $12,500. The 13% 2006 D Notes are secured by a security interest in all of the assets of the Company, which the investor agreed to subordinate in favor of financing from a bank or other traditional lending institution. The investor also received a warrant to purchase 625,000 shares of common stock having an exercise price of $0.50 per share. The warrants are exercisable for a period of five years from the date of issuance. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On November 9, 2006, we issued 100,000 ten year options to two employees at an exercise price of $0.25 pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On November 9, 2006, we issued 50,000 ten year options to our corporate secretary at an exercise price of $0.25 pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is providing services to us on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On November 9, 2006, we issued 50,000 ten year options to a consultant at an exercise price of $0.25 pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is providing services to us on such dates. The consultant is providing product development services to the Company. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On November 9, 2006, we issued 50,000 ten year options to a consultant at an exercise price of $0.25 pursuant to the Company’s Incentive Stock Plan. The consultant is providing product development services to the Company. The options vest one-half upon the completion of a Core:Tx software and hardware documentation project and one-half on November 9, 2007, provided the optionee is providing services to us on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On November 9, 2006, we issued 2,500,000 ten year options to Robert Prunetti; the President and Chief Executive Officer of the Company and 1,000,000 ten year options to Roger Harrison, the Chairman of the Board of the Company. The options have an exercise price of $0.25 per share and were issued pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is providing services to us on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On November 9, 2006 we issued 400,000 ten year options to four advisory board members at an exercise price of $0.25 pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is an advisory board member on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On November 9, 2006, we entered into a two year Consulting Agreement with Montgomery Strategic Partners, LLC pursuant to which Montgomery Strategic will provide us with advice regarding financial and regulatory matters and potential strategic relationships and alliances in the healthcare and rehabilitation industry. As compensation under the agreement, we granted to Montgomery Strategic 10 year non-qualified stock options to purchase 290,000 shares of Company common stock with an exercise price of $0.25. The options vest one-half December 31, 2006, and one-half December 31, 2007 provided Montgomery is providing consulting services on such vesting date. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On November 14, 2006 we issued 550,000 shares to five accredited investors upon conversion of $110,000 in principal plus interest on 2005 B Notes at $0.16 per share. This issuance was exempt from registration requirements pursuant to Regulation D.

On December 7, 2006 we issued 1,411,500 shares to nine accredited investors upon conversion of $310,800 in principal plus interest on 2005 B Notes at $0.16 per share. This issuance was exempt from registration requirements pursuant to Regulation D.

On December 21, 2006, we issued 300,000 ten year options to two directors at an exercise price of $0.30 pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is a director on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 21, 2006, we issued 150,000 ten year options at an exercise price of $0.30 to Gallagher, Briody & Butler, the Company’s law firm, pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On December 27, 2006 we issued an aggregate of $149,000 in principal in convertible 10% 2006 G Notes to two accredited investors in a private placement in an offshore transaction exempt from registration requirements pursuant to Regulation S of the Securities Act of 1933.

On December 27 and December 28, 2006 we issued 1,259,500 shares to nine investors upon conversion of $251,900 in principal plus interest on 2005 B Notes at $0.16 per share. This issuance was exempt from registration requirements pursuant to Regulation D.

On January 11, 2007, we issued an aggregate of $51,000 in principal in convertible 10% 2006 G Notes to two accredited investors in a private placement in an offshore transaction exempt from registration requirements pursuant to Regulation S of the Securities Act of 1933.

On January 16, 2007, we issued an aggregate of $50,000 in principal in convertible 10% 2006 G Notes to one accredited investor in a private placement in an offshore transaction exempt from registration requirements pursuant to Regulation S of the Securities Act of 1933.

The convertible notes described above and issued from December 27, 2006 to January 16, 2007 were issued in a private placement of equity units (the “2006 G Units”). Each 2006 G Unit, with a purchase price of $1,000 per unit, consists of a 10% convertible note in the principal amount of $1,000 (the “10% 2006 G Notes”), 2,000 five year warrants to purchase our common stock at an exercise price of $0.75 and 2,000 five year warrants to purchase our common stock at an exercise price of $1.50. The principal balance of each 10% 2006 G Note, along with accrued and unpaid interest, is payable 120 days after issuance. The holders of each 10% 2006 G Note may elect to convert the principal balance of the 10% 2006 G Notes into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for our common stock for the 20 days preceding the conversion notice, as reported by the exchange on which our common stock is then traded, but in any event not less than $0.30. Each 10% 2006 G Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the conversion rate), or a combination of cash and common stock. Each investor participating in the offering received a warrant to purchase 4,000 shares of common stock for every $1,000 invested. The exercise price of 2,000 of the warrants is $0.75 per share and the exercise price for 2,000 warrants is $1.50 per share. The warrants are exercisable for a period of five years from the date of issuance.

On March 8, 2007, we issued 150,000 ten year options at an exercise price of $0.30 to one advisory board member pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is an advisory board member on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On March 8, 2007, we issued 150,000 ten year options at an exercise price of $0.30 to two directors pursuant to the Company’s Incentive Stock Plan. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance, provided the optionee is a director on such dates. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On March 8, 2007, we issued 150,000 ten year options at an exercise price of $0.30 to Montgomery Strategic Partners, LLC, pursuant to the Company’s Incentive Stock Plan. Montgomery Strategic provides us with advice regarding financial and regulatory matters and potential strategic relationships and alliances in the healthcare and rehabilitation industry. The options vest one-third on the date of issuance, one-third on the first anniversary of the date of issuance and one-third on the second anniversary of the date of issuance. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On April 13, 2007 we issued warrants to purchase 312,500 shares of common stock in connection with the extension agreement entered into with our 2006 D Noteholder.  The exercise price of the warrants is $0.50 per share. The warrants are exercisable for a period of five years from the date of issuance.  This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On May 14, 2007 we sold $300,000 of equity units (the “2007 C Units”) in a private placement. The 2007 C Units consist of a 15% convertible note in the principal amount of $300,000 (the “2007 C Note”) and 1,500,000 five year warrants to purchase our common stock at an exercise price of $0.30 (the “2007 C Warrants”). The principal balance of the 2007 C Note, along with accrued and unpaid interest, is payable July 13, 2007. The holder of the 2007 C Note may elect to convert the balance of the 2007 C Note into shares of our common stock at a price equal to $0.50 per share. The 2007 C Note bears interest at 15% per annum.  Any unpaid amounts of interest are payable in cash at maturity. We paid a total of $7,398 in prepaid interest to the 2007 C Noteholder on the date of closing, representing two months worth of interest on the 2007 C Note plus a 5% origination fee of $15,000. The 2007 C Note is secured by a security interest in all of the assets of the Company, which the investor agreed to subordinate in favor of financing from a bank or other traditional lending institution. The Warrants will be exercisable for a period of five years from the date of issuance. The shares issuable upon conversion of the Notes and exercise of the warrants have piggyback registration rights.  There is no penalty provision in the event we do not register such shares.  This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On June 15, 2007, the holders of $300,000 of principal of our non-convertible 2006 E Notes, 2006 F Notes and 2007 B Notes exchanged principal and interest due thereunder for $329,000 of equity units (“2007 D Units”) in a private exchange transaction. Each 2007 D Unit consists of an unsecured convertible promissory note in the principal amount of $1,000 (the “2007 D Notes”) and 4,000 warrants (the “2007 D Warrants”) to purchase one share of our common stock. The 2007 D Notes bear interest at 10% per annum and will mature one year from the date of issuance. The 2007 D Notes are convertible into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for our common stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which our common stock is then traded but in any event not less than $0.30 (the “Conversion Price”). The 2007 D Notes may be redeemed by us, upon ten trading days prior notice, during which time the Noteholder may convert the 2007 D Notes into our common stock.  If the 2007 D Notes have not been redeemed or converted as of the maturity date, the principal and interest due thereunder will be paid by us in shares of our common stock valued at the then applicable Conversion Price.  The exercise price is $0.75 for 2,000 of the 2007 D Warrants and $1.50 per share for the remaining 2,000 2007 D Warrants. The 2007 D Warrants will be exercisable for a period of five years from the date of issuance. The shares issuable upon conversion of the 2007 D Notes and exercise of the 2007 D Warrants have piggyback registration rights.  There is no penalty provision in the event we do not register such shares. We repaid amounts due of less than $1,000 in cash to the exchanging noteholders for an aggregate $1,693. This issuance was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933.

On June 27, 2007, we sold $250,000 of equity units (“2007 E Units”) in a private placement.  Each 2007 E Unit consists of an unsecured convertible promissory note in the principal amount of $1,000 (the “2007 E Notes”) and 4,000 warrants (the “Warrants”) to purchase one share of our common stock. The 2007 E Notes bear interest at 10% per annum and will mature one year from the date of issuance (the “Maturity Date”). The 2007 E Notes are convertible into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for our common stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which our common stock is then traded but in any event not less than $0.30 (the “Conversion Price”). The 2007 E Notes may be redeemed by us, upon ten trading days prior notice, during which time the Noteholder may convert the 2007 E Notes into our common stock.  If the 2007 E Notes have not been redeemed or converted as of the Maturity Date, the principal and interest due thereunder will be paid by us in shares of our common stock valued at the then applicable Conversion Price.  The exercise price is $0.75 for 2,000 of the Warrants and $1.50 per share for the remaining 2,000 Warrants. The Warrants will be exercisable for a period of five years from the date of issuance. The shares issuable upon conversion of the Notes and exercise of the warrants have piggyback registration rights.  There is no penalty provision in the event we do not register such shares.  This issuance was exempt from registration requirements pursuant to Regulation D.

ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”), Article v of the Company’s By-laws provides for the indemnification of an “authorized representative” of the Company (a) against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person, by reason of the fact that such person was or is an authorized representative of the Company, in connection with a threatened, pending or completed third party proceeding, whether civil or criminal, administrative or investigative, if such individual acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company, and, if the action was a criminal proceeding, if such person had no reasonable cause to believe that such person’s conduct was unlawful; and (b) against expenses actually and reasonably incurred by such person in connection with the defense or settlement of a threatened, pending or completed corporate proceeding, by reason of the fact such person was or is an authorized representative of the Company, if such person acted under the standards set forth in section (a) above and if such person was not found liable to the Company (or if found liable, if a proper court found such person to be fairly and reasonably entitled to indemnification). the Company’s By-laws further provide for mandatory indemnification of authorized representatives of the Company who have been successful in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein, against expenses actually and reasonably incurred in connection with such defense. An “authorized representative” of the Company includes a director, employee or agent of the Company, or a person serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

In addition, Article Ninth of the Company’s Amended and Restated Certificate of Incorporation provides that, to the full extent that the DGCL permits the limitation or elimination of the liability of directors or officers of a corporation, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of the duty of care by such director. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

The Company carries directors’ and officers’ liability insurance covering losses up to $3,000,000 (subject to certain deductible amounts).

INDEX TO FINANCIAL STATEMENTS

PAGE(S)

FINANCIAL STATEMENTS — AUDITED

Report of Independent Registered Public Accounting Firm.	F-2

Balance Sheet as of December 31, 2006	F-3

Statements of Operations for the years ended December 31, 2006 and 2005	F-4

Statements of Cash Flows for the years ended December 31, 2006 and 2005	F-5

Statements of Stockholders’ (Deficit) for the years ended December 31, 2006 and 2005	F-6

Notes to Financial Statements for the years ended December 31, 2006 and 2005	F-7 – F-28

FINANCIAL STATEMENTS — UNAUDITED

Balance Sheet as of March 31, 2007	F-29

Statements of Operations for the quarter ended March 31, 2007 and 2006	F-30

Statements of Cash Flows for the quarter ended March 31, 2007 and 2006	F-31

Statements of Stockholders’ (Deficit) for the quarter ended March 31, 2007 and 2006	F-32

Notes to Financial Statements for the quarter ended March 31, 2007 and 2006	F-33 – F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Performance Health Technologies, Inc.

We have audited the accompanying balance sheet of Performance Health Technologies, Inc. as of December 31, 2006, and the related statements of operations, stockholders’ (deficit), and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Performance Health Technologies, Inc. as of December 31, 2006, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the accompanying financial statements, the Company restated its financial statements as of December 31, 2006 and for each of the two years in the period then ended.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MOORE STEPHENS, P.C. Certified Public Accountants

Cranford, New Jersey
June 27, 2007 (except for Note 17 as to
which the date is August 3, 2007)

PERFORMANCE HEALTH TECHNOLOGIES, INC.
BALANCE SHEET AS OF DECEMBER 31, 2006

December 31,
2006
ASSETS	(Restated)
CURRENT ASSETS:
Cash and Cash Equivalents	$206,725
Prepaid Expenses	302,903

Total Current Assets	509,628

FURNITURE & EQUIPMENT, net	10,675

OTHER ASSETS:
Debt Issuance Costs, net	478,321
Deferred Offering Costs	333,704
Security Deposits	8,073

Total Other Assets	820,098

TOTAL ASSETS	$1,340,401

LIABILITIES & STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts Payable	$172,416
Accrued Salaries and Interest	266,793
Accrued Interest - Convertible Notes	604,404
Short-Term Notes Payable	150,000
Convertible Notes Payable, Net of Debt
Discount of $800,364	403,916
Derivative Liability	2,500,084

Total Current Liabilities	4,097,613

CONVERTIBLE NOTES PAYABLE, Net of Debt Discount of $724,229	4,075,771

STOCKHOLDERS’ DEFICIT:
Common Stock, $0.01 Par Value, 70,000,000 Shares Authorized, 48,493,352 Shares Issued and Outstanding	484,934
Paid-in Capital	13,083,073
Accumulated Deficit	(20,400,990)

Total Stockholders’ Deficit	(6,832,983)

TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$1,340,401

See Notes to Financial Statements

PERFORMANCE HEALTH TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	For the Years Ended
	December 31,	December 31,
	2006	2005
	(Restated)	(Restated)

SALES, net	$5,278	$26,810

COST OF SALES	515	25,195

GROSS PROFIT	4,763	1,615

OPERATING EXPENSES:
General and Administrative	2,069,268	835,724
Sales and Marketing	138,533	216,466
Research and Development	91,670	443,252

TOTAL OPERATING EXPENSES	2,299,471	1,495,442

LOSS FROM OPERATIONS	(2,294,708)	(1,493,827)

OTHER INCOME (EXPENSES):
Interest Income	24	30
Interest Expense	(2,884,112)	(1,175,928)
Amortization - Debt Issuance Costs	(613,183)	(400,558)
Gain on Derivative Liability	463,482	-

TOTAL OTHER INCOME (EXPENSES)	(3,033,789)	(1,576,456)

LOSS BEFORE PROVISION FOR TAXES	(5,328,497)	(3,070,283)

PROVISION FOR TAXES	(800)	(800)

NET LOSS	$(5,329,297)	$(3,071,083)

NET LOSS PER COMMON SHARE — BASIC AND DILUTED	$(0.13)	$(0.09)
Weighted Average Number of Shares	41,982,013	35,155,985

See Notes to Financial Statements

PERFORMANCE HEALTH TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	For the Years Ended December 31,
	2006	2005
	(Restated)	(Restated)
Cash flows from operating activities
Net loss	$(5,329,297)	$(3,071,083)

Adjustments to reconcile net loss to net cash
used by operating activities:
Non cash interest expense	2,469,312	1,103,556
Non cash consulting expense	441,600	74,500
Non cash stock based compensation	649,130	—
Depreciation and amortization	625,343	411,286
Recovery of bad debt	—	(1,228)
Gain on derivative liability	(463,482)	—
(Increase) decrease in accounts receivable	830	7,838
(Increase) decrease in other assets	(4,544)	500
(Increase) decrease in prepaid expenses	(8,498)	—
Increase (decrease) in accounts payable	142,173	21,907
Increase (decrease) in accrued liabilities	139,703	82,493
Increase (decrease) in interest payable	394,716	72,374
Increase (decrease) in income taxes payable	—	(775)

Total adjustments	4,386,283	1,772,451

Net cash provided (used) by operating activities	(943,014)	(1,298,632)

Cash flows from investing activities:
Cash payments for the purchase of equipment	(5,905)	(5,672)

Net cash provided (used) by investing activities	(5,905)	(5,672)

Cash flows from financing activities:
Net proceeds from issuance of convertible notes	1,205,729	1,145,088
Stock issuance costs	(201,544)	(93,646)
Principal payments on short term notes	(50,000)	—
Net proceeds from short term notes	50,000	—

Net cash provided (used) by financing activities	1,004,185	1,051,442

Net increase (decrease) in cash and equivalents	55,266	(252,862)
Cash and equivalents, beginning of year	151,459	404,321

Cash and equivalents, end of year	$206,725	$151,459

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest expense	$19,580	$—
Income tax	$800	$1,575

See Notes to Financial Statements

PERFORMANCE HEALTH TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS’ (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

					TOTAL
	COMMON STOCK		ADDITIONAL	ACCUMULATED	STOCKHOLDERS’ EQUITY
	SHARES	AMOUNT	PAID-IN-CAPITAL	DEFICIT	(DEFICIT)
			(Restated)		(Restated)

Balance at January 1, 2005	35,051,480	$350,515	$9,074,352	$(12,000,610)	(2,575,743)

Net Loss				(3,071,083)	(3,071,083)

Stock-based compensation related to
issuance of stock for outside services	74,500	745	73,755		74,500

Stock-based compensation related to
issuance of stock to employees	66,008	660	87,131		87,791

Payment of interest in common stock	208,239	2,082	414,394		416,476

Balance at December 31, 2005	35,400,227	$354,002	$9,649,632	$(15,071,693)	$(5,068,059)

Net Loss				(5,329,297)	(5,329,297)

Conversion of note and interest
into common stock	11,053,125	110,532	2,804,711		2,915,243

Stock-based compensation related to
issuance of stock to employees		—	649,130		649,130

Stock issuance costs			(510,000)		(510,000)

Issuance of common stock in
accordance with SEDA agreement	2,040,000	20,400	489,600		510,000

Balance at December 31, 2006	48,493,352	$484,934	$13,083,073	$(20,400,990)	$(6,832,983)

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Summary of Significant Accounting Policies:

   Organization
Performance Health Technologies, Inc. (“PHT,” the “Company,” “we” or “us”)  incorporated on June 15, 1998 in the state of Delaware. PHT develops and markets computer-based rehabilitation and health maintenance products. The Company is based in Trenton, NJ.

Revenue and Cost Recognition
Revenue is recognized as services are rendered or products are delivered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable and amortizable assets (use of different depreciation and amortization methods and lives for financial statement and income tax purposes) and allowance for doubtful receivables (deductible for financial statement purposes but not for income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Fair Value of Financial Instruments
Fair value estimates, assumptions and methods used to estimate fair value of the Company’s financial instruments are made in accordance with the requirements of SFAS No. 107, “Disclosure about Fair Value of Financial Instruments.”  The Company has used available information to derive its estimates.  However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently.  The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.  The Company estimates that there are no material variations between fair value and book value of our financial assets or liabilities as of December 31, 2006. The carrying amounts of cash and cash equivalents, accounts payable, accrued expenses and short-term notes payable approximate fair value due to the short-term nature of the instruments.  Long-term liabilities are comprised of the convertible notes which approximate fair value based on borrowing rates available to the Company.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Property and Equipment
Property and equipment is stated at cost. Depreciation is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Equipment	3-5 years
Computer equipment	3-5 years
Furniture & fixtures	3-5 years

Long Lived Assets
In accordance with SFAS No. 144, “accounting for the Impairment or Disposal of Long-Lived Assets,” the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.  SFAS No. 144 also addresses the accounting for long-lived assets that are expected to be disposed of.

Inventory
Inventory is stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method and consists primarily of finished goods.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, all highly liquid investments with a maturity of three months or less are included in cash equivalents. As of December 31, 2006, cash and cash equivalents included $204,408 of cash held in commercial banks, petty cash fund of $250, and $2,067 of money market securities.

Advertising
The company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2006 and 2005 amounted to $20,863 and $22,015, respectively.

Debt Issuance Costs
Debt Issuance Costs are amortized using the straight-line method over the term of the notes.

Research and Development Costs
Expenses for research and development are charged to expense when incurred. The total amount of research and development expenses incurred during the years ended December 31, 2006 and 2005 amounted to $91,670 and $443,252, respectively.

Employee Stock Options
In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment”.  SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB 25.  Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements.  On January 1, 2006, the Company adopted SFAS 123R.  The provisions of SFAS 123R became effective the first annual reporting period beginning after December 15, 2005. The Company adopted the requirements of SFAS 123R using the “modified prospective” method.  Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

after that date, and based on the requirements of SFAS 123 for all vested awards granted prior to the effective date of SFAS 123R, and based on the requirements of SFAS 123R for all unvested awards granted prior to the effective date of SFAS 123R.

Beginning in the 2006 calendar year, with the adoption of SFAS 123R, the Company included stock-based compensation in general and administrative for the cost of stock options.  Stock based compensation expense for the year ended December 31, 2006 was $649,130.

No stock options were exercised during the year ended December 31, 2006.

Estimating the Fair Market Value of our Common Stock
The fair market value of our common stock is a significant estimate used in determining the value of our various equity related instruments (options, warrants, conversion features, etc.). In determining the fair market value of our stock we consider such things as the most recent equity transaction, changes in the Company’s financial position, progressions in product development and the effects of dilutive debt conversions.

Deferred Offering Costs
Amounts paid or accrued for costs associated with an anticipated public offering will be expensed and not recorded as a reduction of the net proceeds, if the offering is not consummated. Upon successful completion of such an offering, these expenses will be recorded as a reduction of the net proceeds.

At December 31, 2006, we had net deferred offering costs of $333,704. These costs were primarily related to our Standby Equity Distribution Agreement (Note 12) and will be offset against the proceeds of the offering, when consummated.

Recent Accounting Pronouncements
In March 2006, FASB issued FASB 156, “Accounting for Servicing of Financial Assets – An amendment of FASB No. 140.” FASB 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset by entering into a servicing contract. FASB 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or fair market value method. FASB 156 is effective at the beginning of the first fiscal year that begins after September 15, 2006. FASB 156 is not expected to have a material impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Specifically, FIN 48 requires the recognition in financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on the de-recognition of previously recognized deferred tax items, classification, accounting for interest and penalties, and accounting in interim periods related to uncertain tax positions, as well as, requires expanded disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  FASB Interpretation No. 48 is not expected to have a material impact on the Company’s financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for us as of December 31, 2007.  SAB 108 is not expected to have a material impact on the Company’s financial statements.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value in accordance with generally accepted accounting principles. This Statement also applies to other accounting pronouncements that require or permit a fair value measure. As defined by this Statement, the fair value of an Asset or Liability would be based on an “exit price” basis rather than an “entry price” basis. Additionally, the fair value should be market-based and not an entity-based measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007.  FAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.
In October 2006 the FASB issued FSB No. FAS 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1”. This FSP concluded that for instruments that were originally issued as employee compensation and then modified, and for which such modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, no change in the recognition or the measurement (due to a change in classification) of those instruments will result if certain conditions are met. The FSP is to be applied in the first reporting period beginning after October 10, 2006.   FAS 123(R)-5 is not expected to have a material impact on the Company’s financial statements.

In October 2006 the FASB issued FSB No 123(R)-6, “Technical Corrections of FASB Statement No. 123(R)”. This FSP made four technical corrections to eliminate certain inconsistencies in FASB Statement No. 123(R), Share-Based Payment. This FSP should be applied in the first reporting period beginning after October 20, 2006.  FAS 123(R)-6 is not expected to have a material impact on the Company’s financial statements.

In December 2006 the FASB issued FSB No. AUG AIR-1, “Accounting for Major Maintenance Activities”. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance in the FSP is applicable to entities in all industries and must be applied to the first fiscal year beginning after December 15, 2006.  FSB No. AUG AIR-1 is not expected to have a material impact on the Company’s financial statements.

In January 2007 the FASB issued Derivatives Implementation Group Statement 133 Implementation Issue No. B40, “Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interested in Prepayable Financial Assets”. This Issue provides a narrow scope exception from paragraph 13(b) of Statement No. 133 for securitized interests that contain only an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets. The guidance in this Issue is generally effective upon initial adoption of Statement No. 155.  Derivatives Implementation Group Statement 133 Implementation Issue No. B40 is not expected to have a material impact on the Company’s financial statements.

Note 2 – Property, Plant and Equipment:

Property, plant and equipment as of December 31, 2006 are as follows:
December 31, 2006

Equipment and Computers	$47,700
Less: Accumulated depreciation	(37,025)
$10,675

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Depreciation expense charged to income for the years ended December 31, 2006 and 2005 amounted to $12,160 and $10,728, respectively.

Note 3 – Debt Issuance Costs:

We have incurred certain costs related to financing activities since inception.  These costs consisted primarily of legal fees, placement agent fees, and commissions which are related to the placement of debt securities.  Debt issuance costs were paid in the form of cash. Debt issuance costs consisted of the following:

December 31, 2006

2003/2004 Private Placement	$930,476
2005 Bridge Loan A	200,048
2005 Bridge Loan B	274,114
2006 Bridge Loans	234,300

Total Debt Issuance Costs	1,638,938

Less: Accumulated Amortization	(1,160,617)

$478,321

In conjunction with each of our 2006 debt issuances (bridge loans), we incurred Placement, Marketing and Due Diligence Fees to North Coast Securities Corporation totaling approximately 20% of the gross loan amount. In addition, most of the issuers were paid an origination fee of 5% of the gross loan amount. These fees along with any legal fees that were specifically attributable to the issuances of such loans are included in the $234,300 stated above.

Amortization expense charged to income for the years ended December 31, 2006 and 2005 amounted to $613,183 and $400,558, respectively.

Note 4 –Notes:

Convertible Notes:

The Company accounts for the value of warrants and the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with nondetachable conversion rights that are in-the-money at the commitment date pursuant to EITF Issue. 98-5, EITF Issue No. 00-19 and EITF Issue No. 00-27.  Such values are determined by first allocating an appropriate portion of the proceeds received from the debt instruments to the warrants or any other detachable instrument included in the exchange.  The intrinsic value of the beneficial conversion rights at the commitment date may also be recorded as additional paid-in capital and debt discount as of that date or, if the terms of the debt instrument are contingently adjustable, may only be recorded if a triggering event occurs and the contingency is resolved.  Since the conversion rights associated with the convertible notes were initially exercisable into an indeterminable number of common shares, the Company has determined that under the guidance of EITF 00-19, the Company could not conclude that it had sufficient authorized and unissued shares to net-share settle any warrants

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

or options issued to non-employees.  Therefore, as of December 31, 2006, the Company had classified the fair value of all warrants and conversion features as a derivative liability.

On April 4, 2006, we sold $50,000 of equity units (the “April 2006 Units”) in a private placement. Each April 2006 Unit, with a purchase price of $1,000 per unit consists of a 15% convertible note (the “15% April 2006 Notes”) in the principal amount of $1,000 and 3,000 warrants to purchase our common stock. The original maturity date of the 15% April 2006 Note has been extended to June 30, 2007, at which time the principal and accrued interest is due. The holder of the 15% April 2006 Note may elect to convert the principal balance of the 15% April 2006 Note into shares of our common stock at a price equal to $0.30 per share (the “Conversion Rate”). Each 15% April 2006 Note bears interest at 15% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate). We paid a total of $2,466 in prepaid interest to the 15% April 2006 Noteholder on the date of closing, representing four months worth of interest on the 15% April 2006 Note. As of May 1, 2007, there were $50,000 in principal of 15% April 2006 Notes outstanding.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note.

The investor received a warrant to purchase a total of 150,000 shares of common stock having an exercise price of $0.30 per share. The warrants are exercisable for a period of five years from the date of issuance.  The warrants were detached and accounted for as a derivative liability. The warrants were recorded as a discount of $24.6 thousand and is being amortized over the life of the convertible note.

On May 15, 2006, the Company sold $250,000 of equity units (the “2006 A Units”) in a private placement.  Each 2006 A Unit, with a purchase price of $1,000 per unit consists of a 10% convertible note (the “2006 A Notes”) in the principal amount of $1,000 and 6,000 warrants to purchase our common stock. The principal balance of each 2006 A Note, along with accrued and unpaid interest, is payable 6 months after the date of issuance.  The holder of each 2006 A Note may elect to convert the principal balance of the 2006 A Note into shares of Common Stock.  The 2006 A Notes are convertible at a price equal to the lower of (i) 70% of the average closing price of our common stock on the exchange on which the Company’s stock is trading for the 20 trading days immediately preceding the day upon which we receive a conversion notice from the Noteholder or (ii) $.30 per share (the “Conversion Rate”).  This conversion feature was recorded as a discount of $175.6 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility: 93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note. Each 2006 A Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate.

Each investor participating in the Offering received a Warrant to purchase 6,000 shares of Common Stock for every $1,000 invested.  The exercise price of the warrants is $.50 per share.  The warrants are exercisable for a period of five years from the date of issuance.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $285.0 thousand and is being amortized over the life of the convertible note.

On May 24, 2006, the Company sold $250,000 of equity units (the “2006 B Units”) in a private placement.  Each 2006 B Unit, with a purchase price of $1,000 per unit consists of a

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

10% convertible note (the “2006 B Notes”) in the principal amount of $1,000 and 6,000 warrants to purchase our common stock. The principal balance of each 2006 B Note, along with accrued and unpaid interest, is payable 6 months after the date of issuance.  The holder of each 2006 B Note may elect to convert the principal balance of the 2006 B Note into shares of Common Stock.  The 2006 B Notes are convertible at a price equal to the lesser of (i) $0.50 (the “Conversion Price”) or (ii) 70% of the average of the closing bid price for the Company’s Common Stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which the Company’s Common Stock is then traded (the “Conversion Rate”).  This conversion feature was recorded as a discount of $175.6 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note.   Each 2006 B Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate.

Each investor participating in the Offering received a Warrant to purchase 6,000 shares of Common Stock for every $1,000 invested.  The exercise price of 3,000 of the warrants is $.50 per share and the exercise price for 3000 warrants is $1.00 per share.  The warrants are exercisable for a period of five years from the date of issuance.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $214.5 thousand and is being amortized over the life of the convertible note.

On June 30, 2006, The Company sold $250,000 of equity units (the “2006 C Units”) in a private placement.  Each 2006 C Unit, with a purchase price of $1,000 per unit consists of a 10% convertible note (the “2006 C Notes”) in the principal amount of $1,000 and 6,000 warrants to purchase our common stock. The principal balance of each 2006 C Note, along with accrued and unpaid interest, is payable 6 months after the date of issuance.  The holder of each 2006 C Note may elect to convert the principal balance of the Convertible Note into shares of Common Stock.  The 2006 C Notes are convertible at a price equal to the lesser of (i) $0.60 (the “Conversion Price”) or (ii) 70% of the average of the closing bid price for the Company’s Common Stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which the Company’s Common Stock is then traded (the “Conversion Rate”).  This conversion feature was recorded as a discount of $170.2 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note. Each 2006 C Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate.

Each investor participating in the Offering received a Warrant to purchase 6,000 shares of Common Stock for every $1,000 invested.  The exercise price of 3,000 of the warrants is $.60 per share and the exercise price for 3,000 warrants is $1.25 per share.  The warrants are exercisable for a period of five years from the date of issuance.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $201.75 thousand and is being amortized over the life of the convertible note.

On October 13, 2006 the Company sold $250,000 of equity units (the “2006 D Units”) in a private placement.  The 2006 D Units consist of a 13% convertible note (the “2006 D Notes”) in the principal amount of $250,000 and 625,000 five year warrants to purchase our common

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

stock at an exercise price of $.50. The principal balance of the 2006 D Note, along with accrued and unpaid interest, is payable on the earlier of (i) 30 days after the effective date of a registration statement filed by the Company that includes the warrant shares, or (ii) April 13, 2007.  The holder of the 2006 D Note may elect to convert the principal balance of the 2006 D Note into shares of our common stock at a price equal to the lesser of (i) $0.50, or (ii) 70% of the average of the closing bid price for the Company’s common stock for the 20 days preceding the conversion notice, as reported by the exchange on which the Company’s common stock is then traded (the “Conversion Rate”).  This conversion feature was recorded as a discount of $149.8 thousand and is being amortized over the life of the convertible note.   The Note bears interest at 13% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate. The Company paid a total of $8,125 in prepaid interest to the 2006 D noteholder on the date of closing, representing 90 days’ worth of interest on the 2006 D Note.  The 2006 D noteholder also received $12,500 at the closing as additional consideration.  The 2006 D Notes are secured by a security interest in all of the assets of the Company, which the investor agreed to subordinate in favor of financing from a bank or other traditional lending institution. The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility: 93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $98.75 thousand and is being amortized over the life of the convertible note.

On December 27, 2006 the Company sold $149,000 of equity units (the “2006 G Units”) in a private placement in an offshore transaction under Regulation S of the Securities Act of 1933. Each 2006 G Unit, with a purchase price of $1,000 per unit, consists of a 10% convertible note in the principal amount of $1,000 (the “10% 2006 G Notes”), 2,000 five year warrants to purchase our common stock at an exercise price of $0.75 and 2,000 five year warrants to purchase our common stock at an exercise price of $1.50. The principal balance of each 10% 2006 G Note, along with accrued and unpaid interest, is payable 120 days after issuance.  The holders of each 10% 2006 G Note may elect to convert the principal balance of the 10% 2006 G Notes into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for the Company’s common stock for the 20 days preceding the conversion notice, as reported by the exchange on which the Company’s common stock is then traded, but in any event not less than $0.30 (the “Conversion Rate”). This conversion feature was recorded as a discount of $19.4 thousand and is being amortized over the life of the convertible note.  Each 10% 2006 G Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $75.1 thousand and is being amortized over the life of the convertible note.

A convertible note in accordance with the Company’s private placement memorandum dated July 27, 2005 of $852 thousand is due on the earlier of the first anniversary of the closing for the convertible note or the occurrence of a fundamental change in capital structure.  The convertible note is convertible into approximately 5.31 million shares of common stock at an effective conversion price equal to 80% of the price of common stock in the next equity offering conducted by us or at the rate of one share per $2.00 converted. This conversion feature was recorded at a discount of $529.1 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: volatility:

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

97.6%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note.  The notes are available for conversion into approximately 6,235 shares of the Company’s common stock for each $1,000 note.  Each note includes two warrants per $1.00 subscribed for, each warrant exercisable to purchase one share of common stock.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $362.4 thousand and is being amortized over the life of the convertible note.  The notes are issued at par and pay interest of 10% annually.  The interest is payable at the option of the Company, in cash, or common stock, or a combination of cash and common stock.  The holder may elect at any time after purchase prior to maturity or redemption to convert the note into the Company’s common stock.  The convertible notes are unsecured obligations of the Company.  As of December 31, 2006, $852 thousand of the convertible notes have been converted to common stock.

A convertible note in accordance with the Company’s private placement memorandum dated February 24, 2005 of $750 thousand is due on the earlier of the first anniversary of the closing for the convertible note or the occurrence of a fundamental change in capital structure.  The convertible note is convertible into approximately 3.75 million shares of common stock at an effective conversion price equal to 80% of the price of common stock in the next equity offering conducted by us or, if no such offering occurs, at the rate of one share per $2.00 converted.  This conversion feature was recorded as at a discount of $604.4 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: volatility:97.6%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note.  The notes are available for conversion into approximately 5,000 shares of the Company’s common stock for each $1,000 note.   The notes are issued at par and pay interest of 10% annually.  The interest is payable at the option of the Company, in cash, or common stock, or a combination of cash and common stock.  The holder may elect at any time after purchase prior to maturity or redemption to convert the note into the Company’s common stock.  The convertible notes are unsecured obligations of the Company. As of December 31, 2006, $745 thousand of the convertible notes have been converted to common stock.

A convertible note in accordance with the Company’s private placement memorandum dated October 24, 2003 of $4.8 million is due on the earlier of the fifth anniversary of the closing for the convertible notes or the occurrence of a fundamental change in capital structure.  The convertible notes are convertible into approximately 19.2 million shares of common stock at $0.25 per share.  The notes are available for conversion into approximately 4,000 shares of the Company’s common stock for each $1,000 note.   The notes are issued at par and pay interest of 8.5% annually.  The interest is payable at the option of the Company, in cash, common stock, or a combination of cash and common stock.  The holder may elect at any time after purchase prior to maturity or redemption to convert the note into the Company’s common stock.  The convertible notes are unsecured obligations of the Company. As of December 31, 2006, $100 thousand of the convertible notes have been converted to common stock.

In connection with the issuance of all of our convertible notes, we granted demand and piggy-back registration rights with respect to the shares issuable for interest or upon conversion of such notes. The registration rights cease at the time the shares are eligible for sale under Rule 144 of the Securities Act. As of December 31, 2006, the underlying shares related to the 2003

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Convertible Notes issued in 2003 and 2004 were eligible for sale under Rule 144 and the underlying shares related to all notes issued since January 1, 2005 had registration rights.

All derivative liabilities are assessed at each balance sheet date and are marked to market.  At December 31, 2006, the following assumptions were utilized using the Black Scholes option procing model:  Volatility: 93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.

Short Term Notes:

On December 8, 2006 we sold $100,000 of non-convertible 15% promissory notes, as amended, to a lender in a private transaction (the “15% 2006 E Note”). The principal balance of the 15% 2006 E Note, along with accrued and unpaid interest, is payable February 7, 2007, or at the option of the lender, upon receipt by the Company of $2,000,000 of financing.  The Note bears interest at 15% per annum, payable at maturity in arrears. The Company paid a total of $2,500 in prepaid interest to the 15% 2006 E Noteholder on the date of closing, representing two months’ worth of interest on the 15% 2006 E Note. As of December 31, 2006, there was $100,000 in principal of 15% 2006 E Notes outstanding.

On December 14, 2006 the Company sold $50,000 of non-convertible 15% promissory notes, as amended, to a lender in a private transaction (the “15% 2006 F Note”).  The principal balance of the 15% 2006 F Note, along with accrued and unpaid interest, is payable on February 14, 2007, or at the option of the lender, upon the receipt by the Company of $2,000,000 of financing.  The Note bears interest at 15% per annum, payable at maturity in arrears. The Company paid a total of $1,250 in prepaid interest to the 15% 2006 F Noteholder on the date of closing, representing two months’ worth of interest on the 15% 2006 F Note. As of December 31, 2006, there was $50,000 in principal of 15% 2006 F Notes outstanding.

Maturities of debt are as follows:

For the year ended December 31, 2007	$1,354,280
For the year ended December 31, 2008	2,029,000
For the year ended December 31, 2009	2,771,000

Total	$6,154,280

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

The derivative liability consists of the following:

Date	Description	Balance
12/31/05	Conversion option on 2005 Bridge Loans at fair market value	$1,078,527
12/31/05	Warrant liability on 2005 Bridge Loans	323,760
12/31/06	Conversion option on 2005 Bridge Loan issued during 2006	54,978
12/31/06	Fair market value adjustment on 2005 Bridge Loans conversion options during 2006	(274,890)
12/31/06	Conversion of 2005 Bridge Loans conversion options	(858,615)
12/31/06	Warrant liability on 2005 Bridge Loan issued during 2006	38,640
12/31/06	Warrant liability on 2006 Bridge Loans	899,696
12/31/06	Conversion options on 2006 Bridge Loans at fair market value	690,580
12/31/06	Fair market value adjustment on 2006 Bridge Loan conversion options	(88,239)
12/31/06	Fair market value adjustment on 2005 Bridge Loan warrant liabilities	(10,224)
12/31/06	Fair market value adjustment on 2006 Bridge Loan warrant liabilities	(66,129)
12/31/06	Warrant liability on 2006 advisory contract	736,000
12/31/06	Fair market value adjustment on 2006 advisory contract	(24,000)

Total		$2,500,084

The gain on the derivative liability is primarily attributable to a decrease in the maturity period and a nominal decrease in expected volatility.

Note 5 – Accrued Salaries and Interest:

Accrued salaries and interest represents salaries due to officers of the Company. During the year ended December 31, 2006 and 2005 the Company accrued salaries in the amount of $157,831 and $82,000, respectively, and accrued interest on the salaries of $18,399 and $9,080, respectively. At December 31, 2006 the officers were due $238,195 in accrued salaries along with interest on the accrued salaries of $28,598. Interest is accrued at a rate of 8.500% per annum.

Note 6 – Provision for Income Taxes:

As of December 31, 2006, non-current deferred tax liabilities for taxable temporary differences total $0. Non-current deferred tax assets recognized for deductible temporary differences total $6,361,005.

The Company’s deferred tax assets and liabilities consist of the following at December 31, 2006:

Deferred tax assets:
Net operating loss carryforwards	$6,133,028
Excess of tax basis over financial statement
of intangible assets	227,574
Excess of tax basis over financial statement
of property, plant and equipment	403
Valuation allowance for deferred tax assets	(6,361,005)
$0

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

A valuation allowance has been established to eliminate the net deferred tax benefit since it is uncertain if the tax benefits would be realized. This allowance was increased by $885,475 to $5,185,308 at December 31, 2005, and increased by $1,175,697 to $6,361,005 at December 31, 2006.

Income tax expense for the years ended December 31, 2006 and 2005 consisted of the following:

	December 31, 2006	December 31, 2005

Current State Tax	$800	$800

As of December 31, 2006, the Company had net operating loss carryforwards of $14,530,647 that can be deducted against future taxable income. These tax carryforward amounts expire as follows:

Year Ending
December 31,

12/31/19	$1,101,282
12/31/20	2,862,191
12/31/21	1,032,226
12/31/22	2,036,114
12/31/23	2,099,394
12/31/24	2,675,931
12/31/25	2,723,509
$14,530,647

Note 7 – Concentration of Credit Risk:

The Company maintains its cash balances in two financial institutions.  As of December 31, 2006 the company’s cash and cash equivalents exceeded federally insured limits by $200,861.

Note 8 – Cash Flow Disclosures:

Non-cash investing and financing transactions for the year ended  December 31, 2006 included the following:

Convertible notes along with accrued interest totaling $2,915,243 were converted into common stock.

Consulting fees paid in the form of stock warrants in the amount of $736,000 were valued at fair market value using a Black Scholes pricing model.

The Company recorded a charge to stock issuance costs in the amount of $510,000 in exchange for common stock.  The Company issued Cornell Capital Partners, LP and Newbridge Securities Corporation 2,040,000 shares of the Company’s Common Stock as a commitment fee for the Standby Equity Distribution Agreement.  The shares were issued at fair market value.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Non-cash investing and financing transactions for the year ended  December 31, 2005 included the following:

Accrued officer’s salaries along with related interest in the amount of  $87,791 was converted into common stock.

Accrued interest payable on convertible notes in the amount of $416,476 was converted into common stock.

Consulting fees in the amount of $74,500 were paid through the issuance of common stock.

Note 9 – 401K and Profit Sharing Plan:

The Company maintains a 401K and Profit Sharing Plan.  Contributions to the Profit Sharing Plan are at management’s discretion.  For the years ended December 31, 2006 and 2005, management has committed to contribute $0 and $0, respectively to the plan.

Matching corporate contributions to the 401K plan are at management’s discretion and only apply to those employees who choose to participate.  Matching contributions to the 401K plan amounted to $0 and $5,838, respectively for the years ended December 31, 2006 and 2005.

Note 10 – Related Party Transactions:

Consulting
In June 2006, the Company renegotiated its consulting agreement with Phoenix Ventures, a related party. The agreement calls for monthly consulting fees of $6,000 along with 2,500 stock options (options starting January 01, 2006) granted per month. Consulting fees of $56,000 and $15,000 relating to this agreement were incurred during the years ended December 31, 2006 and 2005, respectively along with 30,000 stock options granted.

In June 2006, the Company entered into a services agreement with Bartolomei Pucciarelli, LLC, a related party.  Fees will be paid to Bartolomei Pucciarelli, LLC on an hourly basis for financial reporting and related services.  As of December 31, 2006, the Company incurred fees of approximately $117,377 relating to this agreement.

Sublease
In June of 2006 the Company entered into a Sublease Agreement with a related party for 350 square feet of its new Trenton, NJ office facility. The lease calls for a base monthly rental payment of $750. The lease expired on September 15, 2006. The total rent paid for the year ended December 31, 2006 was $2,250. This Sublease was not renewed due to the fact that the company assumed the lease. (See note 14)

Note 11 – Stock Option Plan:

The Company issued employee stock options through stock-based compensation plans.  Effective January 1, 2006, the Company adopted the fair value method of recording stock-based compensation, as defined in SFAS No. 123(R) “Stock-Based Payments”, under the modified prospective transition method for stock options awarded to employees after the date of adoption and for previously issued stock options that were not vested as of January 1, 2006 which were issued under the Company’s stock based compensation plan.  Under the modified prospective transition method, the Company is required to recognize compensation expense for options

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

granted commencing January 1, 2006 and thereafter.  Additionally, the fair value of existing unvested awards at the date of adoption is recorded in compensation expense over the remaining requisite service period.  Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock options and other stock-based compensation.  APB No. 25 required the use of the intrinsic value method, which measured compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock.

Compensation cost recognized for the year ended December 31, 2006 was $649,130, and is the same as that which would have been recognized had the recognition provision of SFAS No. 123(R) been applied in previous years.  Results for prior periods have not been restated.  The Company recognizes a non-employee who sits on the board of directors and is compensated by the company solely for the individual’s role as a director as an employee under SFAS 123(R).

The following assumptions were used in the Black Scholes pricing model for the 2006 option issuance:

Fair Market Value	Exercise Price	Maturity	Dividend Yield	Interest Rate	Volatility
$0.25	$0.25	5 years	-0-	4.7%	93.5%

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123 to stock-based compensation.

	Year Ended, 2006	Year Ended, 2005

Net loss – as reported	$(5,329,297)	$(3,071,083)
Stock-based compensation expense – as reported
Pro forma stock-based compensation –		(153,910)
Net loss – pro forma	$(5,329,297)	$(3,224,993)

Net loss per common share - basic
Net loss – as reported	$(0.13)	$(0.09)
Net loss per share – pro forma	$(0.13)	$(0.09)

Net loss per common share - diluted
Net loss – as reported	$(0.13)	$(0.09)
Net loss per share– pro forma	$(0.13)	$(0.09)

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

The status of the stock option plan is as follows at December 31, 2006:

	Number	Weighted
	Of	Average
	Shares	Exercise
		Price

Outstanding at January 1, 2005	4,549,006	$0.25

Granted	1,360,830	0.25
Exercised	—	—
Canceled	—	—
Outstanding at December 31, 2005	5,909,836	0.25

Granted	5,820,000	0.25
Exercised	—	—
Canceled	524,503	—
Outstanding at December 31, 2006	11,205,333	$0.25

Exercisable at December 31, 2006	6,521,996	$0.25
Exercisable at December 31, 2005	4,363,670	$0.25

Note 12 – Stockholders’ Equity:

On December 7, 2006, the Company converted $100,000 of the Company’s 2003 convertible debt and accrued interest on the 2003 convertible debt into 570,000 shares of the Company’s common stock.

During 2006, the Company’s converted $745,000 of the Company’s 2005 A bridge loan convertible debt and corresponding accrued interest into 5,121,875 shares of the Company’s common stock.

During 2006, the Company converted $957,000 of the Company’s 2005 B bridge loan convertible debt and corresponding accrued interest into 5,361,250 shares of the Company’s common stock.

Accrued interest and maturity of the conversion liability on the above three notes amounted to $1,113,243. This amount was converted to common stock and is included in the shares listed above.

On January 23, 2006, the Company entered into a Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners, LP.  Pursuant to the Standby Equity Distribution Agreement, the Company may, at its discretion, periodically sell to Cornell Capital Partners, LP shares of common stock for a total purchase price of up to $10.0 million.  For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners, LP will pay the Company 95% of the lowest volume weighted average price of the Company’s common stock as quoted by Bloomberg, LP on the Over-the-Counter Bulletin Board or other principal market on which the Company’s common stock is traded for the 5 days immediately following the notice date.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

The total number of shares issued to Cornell Capital Partners, LP under each advance request will be equal to the total dollar amount of the advance request divided by the purchase price determined during the five day pricing period.  Cornell Capital Partners, LP will also retain 5% of each advance under the Standby Equity Distribution Agreement.  Cornell Capital Partners, LP’s obligation to purchase shares of the Company’s common stock under the Standby Equity Distribution Agreement is subject to certain conditions, including the Company maintaining an effective registration statement for shares of common stock sold under the Standby Equity Distribution Agreement and is limited to $500,000 every five trading days.  The amount and timing of all advances under the Standby Equity Distribution Agreement are at the discretion of the Company and the Company is not obligated to issue and sell any securities to Cornell Capital Partners, LP, unless and until it decides to do so.  Upon execution of the Standby Equity Distribution Agreement, Cornell Capital Partners, LP received 2,000,000 shares of the Company’s common stock as a commitment fee under the Standby Equity Distribution Agreement.  The Company also issued 40,000 shares of the Company’s common stock to Newbridge Securities Corporation under a placement agent agreement relating to the Standby Equity Distribution Agreement.  These shares were accounted for at fair market value and were recorded to stock issuance costs in 2006.

The stock issuance costs referenced above consisted of; $510,000 represented the recording of the 2,040,000 shares of common stock issued in conjunction with the SEDA, the balance of the 2006 stock issuance costs were legal & consulting fees related to the SEDA and other registration related services. In addition, a portion of these services were related to the conversion of notes into common sock. Legal services are provided on an hourly basis and the consulting fees were paid to investment bankers for services related to equity transactions during the year.

During 2005, the Company converted $416,476 of accrued interest on the Company’s October 23, 2003 private placement into 208,239 shares of the Company’s common stock.  The interest was converted at a rate of one share of common stock for every two dollars converted in accordance with the private placement memorandum.

During 2005, the Company compensated a director with 66,008 shares of the Company’s common stock.  The common stock was valued at fair market value at the time of issuance.  As of the date of issuance, the value of the Company’s common stock was $1.33.

During 2005, the Company issued 74,500 shares of the Company’s common stock to outside contractors in return for various services to the Company.  These shares were valued using a best estimate of the price that would be paid in cash for similar services rendered.

In an effort to determine the fair market value of our common stock, which is not readily determinable or actively traded, we applied SFAS No. 157 “Fair Value Measurements” to derive the historical and the current fair market value of our common stock.  SFAS No. 157 states, “This Statement emphasizes that fair value is a market-based measurement, not an entity specific measurement.  Therefore, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset.”

Fair market value during 2003/2004 was set at $1.33.  We derived this fair market value by analyzing the conversion rate of the 2003/2004 private placement agreement.  Offerees were invited to purchase a $1,000 unit, and in return, the offering received a conversion rate of 1 share of our common stock for every $2.00 plus 250 shares of our company’s common stock.  For a $1,000 Unit, the offerees potentially receive 750 shares of our company’s common stock.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Fair market value during 2006 was set at $.25 as a result of the following considerations: As part of the negotiations of the aforementioned “SEDA” agreement, Cornell Capital was seeking initial compensation in the amount of $500,000. Cornell Capital agreed to accept 2,000,000 shares of our common stock as such compensation. This transaction resulted in a fair market value of $.25 per share. The amount of shares issued as compensation was the result of an arms length negotiation between unrelated parties and this is the only capital transaction during the time period under consideration.  Furthermore we also considered the fair market value of our common stock in the previous issuances, the changes in the Company’s financial position, progressions in product development and the effects of dilutive debt conversions in determining the fair market value of our stock during 2006.  Accordingly, we believe that $.25 is the best indication of fair market value for our stock during 2006.

Warrants
On July 1, 2006, the Company issued Warrants to purchase 4,000,000 shares of the Company’s common stock, $0.01 par value.  The exercise price of the warrants is $0.25 per share and the warrants expire July 1, 2011. The warrants were valued using a Black Scholes Option Pricing Model, utilizing the following assumptions:  Volatility:  97.6%, Risk-Free Rate: 4.7%, and Dividend Growth Rate: 5%.

The aforementioned warrants were issued in conjunction with a ten month consulting agreement with North Coast Securities Corporation (North Coast). Accordingly, the cost of these warrants has been recorded as a prepaid expense with the appropriate charges to income as time passes. The warrants were also accounted for as a derivative liability. The warrants were recorded as a discount of $736 thousand and is being amortized over the life of the convertible note.Under this agreement North Coast is contracted to assist the Company with investment banking and public relations services.

Note 13 - Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed giving effect to all potential dilutive common stock, including options and convertible debentures. For all periods presented, options and convertible debentures were not included in the computation of diluted loss per share because the effect would be antidilutive. These items could be dilutive in the future.

Note 14 – Leasing Arrangements:

Colorado Facility

On February 03, 2006, the Company renewed their lease for a period of six months for their facility in Boulder, CO.  The lease requires a base rent of $3,271.04 per month and monthly common area maintenance charges of $1,099.07 beginning on May 01, 2006. The term of this lease agreement expired October 31, 2006. The total rent paid for the years ended December 31, 2006 and 2005 was $43,701 and $52,999, respectively. This lease was not renewed.

Trenton, New Jersey  Facility

In September of 2006, the Company assumed a lease for their facility in Trenton, NJ.  The lease requires a base rent of $3,738.46 (increasing to $3,897.54 on January 1, 2007) per month along with its proportionate share of taxes, common area maintenance charges and insurance beginning on September 01, 2006. The term of this lease agreement expires December 31, 2007. The total rent incurred for the year ended December 31, 2006 was $14,954.

PHT also has various equipment leases that are treated as operating leases for financial reporting purposes.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

The following are future minimum rental payments required under above operating leases as December 31, 2006.

For the year ended December 31, 2007	$50,468
For the year ended December 31, 2008	$3,698
For the year ended December 31, 2009	$3,698
For the year ended December 31, 2010	$3,698
For the year ended December 31, 2011	$2,465

Note 15 – Officers and Directors:

In February of 2006 Robert Prunetti was elected CEO and President of the Company.

Note 16 – Going Concern:

As shown in the accompanying financial statements, the Company incurred a net loss of $5,329,297 during the year ended December 31, 2006, and as of that date, the Company’s current liabilities exceeded its current assets by  $3,587,985. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. Management of the Company plans to raise additional capital through private placement offerings. The ability of the Company to continue as a going concern is dependent on its ability to raise additional capital through private placement offerings. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 17 – Restatement:

During 2007, the Company discovered errors made in the financial statements issued for the years ending December 31, 2006 and 2005.  The Company adjusted prior period financials statements to reflect the following:

The Company reclassified costs associated with the Company’s registration with the SEC, costs directly associated with the Company entering the SEDA agreement with Cornell Capital, and stock warrants issued in accordance with an investment banking advisory agreement from stock issuance costs and debt issuance costs to prepaid expenses and deferred offering costs.  These costs were incurred during 2005 and 2006.  The reclassification had a $31,360 effect on net loss and a $.01 impact on earnings per share in 2006 and a $885 effect on net loss and a $.00 impact on earnings per share in 2005.

The Company reclassified a $100,000 short term bridge loan from long term debt on the 2006 balance sheet.  The reclassification had no effect on net loss or earnings per share.

The Company performed a new expected volatility study for the years ended 2005 and 2006, and concluded that the expected volatility needed to be increased from 25% to 97.6% during the year ended December 31, 2005 and an increase from 25% to 93.5% during the year ended December 31, 2006.  This change in expected volatility impacted the derivative liability, debt discount on the derivative liability, stock option valuation and the associated interest expense, gain on conversion liability, and conversion to additional paid in capital.  This change in estimate resulted in an ($1.5M) change to net loss and a $(.04) impact on earnings per share during 2006, and a ($0.1M) change to net loss and a $(.01) impact on earnings per share during 2005.

PERFORMANCE HEALTH TECHNOLOGIES, INC
BALANCE SHEET

	December 31,	December 31,
	2006	2006

	RESTATED	INITIAL
ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents	$206,725	$206,725
Prepaid Expenses	302,903	8,498

Total Current Assets	509,628	215,223

FURNITURE & EQUIPMENT, net	10,675	10,675

OTHER ASSETS:
Debt Issuance Costs, net	478,321	759,542
Deferred Offering Costs	333,704	-
Security Deposits	8,073	8,073

Total Other Assets	820,098	767,615

TOTAL ASSETS	$1,340,401	$993,513

LIABILITIES & STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts Payable	$172,416	$169,225
Accrued Salaries and Interest	266,793	266,793
Accrued Interest - Convertible Notes	604,404	604,404
Short-Term Notes Payable	150,000	50,000
Convertible Notes Payable, Net of Debt
Discount of $800,364, AND $297,903	403,916	1,006,377
Derivative Liability	2,500,084	436,204

Total Current Liabilities	4,097,613	2,533,003

CONVERTIBLE NOTES PAYABLE, Net of
Debt Discount of $724,229, $859,823	4,075,771	3,940,177

STOCKHOLDERS' DEFICIT:
Common Stock, $0.01 Par Value, 70,000,000 Shares Authorized,
48,493,352 Shares Issued and Outstanding	484,934	484,934
Paid-in Capital	13,083,073	12,746,187
Accumulated Deficit	(20,400,990)	(18,710,788)

Total Stockholders' Deficit	(6,832,983)	(5,479,667)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$1,340,401	$993,513

PERFORMANCE HEALTH TECHNOLOGIES, INC
STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2005	2005

	RESTATED	INITIAL	RESTATED	INITIAL
SALES, net	$5,278	$5,627	$26,810	$26,810

COST OF SALES	515	515	25,195	28,595

GROSS PROFIT	4,763	5,112	1,615	(1,785)

OPERATING EXPENSES:
General and Administrative	2,069,268	1,285,458	835,724	835,724
Sales and Marketing	138,533	147,533	216,466	213,066
Research and Development	91,670	91,670	443,252	443,252

TOTAL OPERATING EXPENSES	2,299,471	1,524,661	1,495,442	1,492,042

LOSS FROM OPERATIONS	(2,294,708)	(1,519,549)	(1,493,827)	(1,493,827)

OTHER INCOME (EXPENSES):
Interest Income	24	24	30	30
Interest Expense	(2,884,112)	(1,730,513)	(1,175,928)	(1,070,798)
Amortization - Debt Issuance Costs	(613,183)	(644,543)	(400,558)	(401,443)
Gain on Derivative Liability	463,482	17,470	-	-

TOTAL OTHER INCOME (EXPENSES)	(3,033,789)	(2,357,562)	(1,576,456)	(1,472,211)

LOSS BEFORE PROVISION FOR TAXES	(5,328,497)	(3,877,111)	(3,070,283)	(2,966,038)

PROVISION FOR TAXES	(800)	(800)	(800)	(800)

NET LOSS	$(5,329,297)	$(3,877,911)	$(3,071,083)	$(2,966,838)

NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$(0.13)	$(0.08)	$(0.09)	$(0.08)
Weighted Average Number of Shares	41,982,013	41,982,013	35,155,985	35,155,985

PERFORMANCE HEALTH TECHNOLOGIES, INC
STATEMENTS OF CASH FLOWS

	For the Years Ended,
	December 31,	December 31,	December 31,	December 31,
	2006	2006	2005	2005

	RESTATED	INITIAL	RESTATED	INITIAL
Cash flows from operating activities
Net loss	$(5,329,297)	$(3,877,911)	$(3,071,083)	$(2,966,836)

Adjustments to reconcile net loss to net cash
used by operating activities:
Non cash interest expense	2,469,312	1,315,714	1,103,556	998,424
Non cash consulting expense	441,600	-	74,500	74,500
Non cash stock based compensation	649,130	318,761	-	-
Depreciation and amortization	625,343	656,703	411,286	412,171
Recovery of bad debt	-	-	(1,228)	(1,228)
Gain on derivative liability	(463,482)	(17,470)	-	-
(Increase) decrease in accounts receivable	830	830	7,838	7,838
(Increase) decrease in other assets	(4,544)	(4,544)	500	500
(Increase) decrease in prepaid expenses	(8,498)	(8,498)	-	-
Increase (decrease) in accounts payable	142,173	138,982	21,907	21,907
Increase (decrease) in accrued liabilities	139,703	139,703	82,493	82,493
Increase (decrease) in interest payable	394,716	394,716	72,374	72,374
Increase (decrease) in income taxes payable	-	-	(775)	(775)

Total adjustments	4,386,283	2,934,897	1,772,451	1,668,204

Net cash provided (used) by operating activities	(943,014)	(943,014)	(1,298,632)	(1,298,632)

Cash flows from investing activities:
Cash payments for the purchase of equipment	(5,905)	(5,905)	(5,672)	(5,672)

Net cash provided (used) by investing activities	(5,905)	(5,905)	(5,672)	(5,672)

Cash flows from financing activities:
Net proceeds from issuance of convertible notes	1,205,729	1,205,729	1,145,088	1,145,088
Stock issuance costs	(201,544)	(201,544)	(93,646)	(93,646)
Principal payments on short term notes	(50,000)	(50,000)	-	-
Net proceeds from short term notes	50,000	50,000	-	-

Net cash provided (used) by financing activities	1,004,185	1,004,185	1,051,442	1,051,442

Net increase (decrease) in cash and equivalents	55,266	55,266	(252,862)	(252,862)
Cash and equivalents, beginning of year	151,459	151,459	404,321	404,321

Cash and equivalents, end of year	$206,725	$206,725	$151,459	$151,459

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest expense	$19,580	$19,580	$-	$-
Income tax	$800	$800	$1,575	$1,575

Note 18 – Subsequent Events:

On January 9, 2007, the Company requested extensions on the maturity dates on each of the 2006 convertible notes.  The Notes will become due on June 30, 2007.  As of April 30, 2007, all extension requests have been authorized by the noteholders.

2006 Offering G
On  January 16, 2007 the Company sold $101,000 of equity units (the “2006 G Units”) in a private placement in an offshore transaction under Regulation S of the Securities Act of 1933. Each 2006 G Unit, with a purchase price of $1,000 per unit, consists of a 10% convertible note in the principal amount of $1,000 (the “10% 2006 G Notes”), 2,000 five year warrants to purchase our common stock at an exercise price of $0.75 and 2,000 five year warrants to purchase our common stock at an exercise price of $1.50. The principal balance of each 10% 2006 G Note, along with accrued and unpaid interest, is payable 120 days after issuance.  The holders of each 10% 2006 G Note may elect to convert the principal balance of the 10% 2006 G Notes into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for the Company’s common stock for the 20 days preceding the conversion notice, as reported by the exchange on which the Company’s common stock is then traded, but in any event not less than $0.30 (the “Conversion Rate”). Each 10% 2006 G Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate. As of the date of this report,  there was $250,000 in principal of 10% 2006 G Notes outstanding.

2007 A NOTES
On March 27, 2007 we sold $50,000 of non-convertible 13% promissory notes (the “13% 2007 A Notes”) to a lender in a private transaction. The principal balance of the 13% 2007 A Notes, along with accrued and unpaid interest, is payable on September 1, 2007. The 13% 2007 A Notes bear interest at 13% per annum payable in cash at maturity in arrears.  We paid a total of $1,625 in prepaid interest to the 13% 2007 A Noteholder on the date of closing, representing three months worth of interest on the 13% 2007 A Notes plus a 5% origination fee of $2,500.

2007 B NOTES
On March 27, 2007 we sold $150,000 of non-convertible 15% promissory notes (the “15% 2007 B Notes”) to lenders in a private transaction. As per an extension agreement entered into with the holders of the 2007 B Notes, the principal balance of the 15% 2007 B Notes, along with accrued and unpaid interest, is payable July 15, 2007 or at the option of the lender upon receipt by us of $2,000,000 of financing.  The 15% 2007 B Notes bear interest at 15% per annum payable in cash at maturity in arrears.  We paid a total of $3,240 in prepaid interest to the 15% 2007 B Noteholders on the date of closing, representing two months worth of interest on the 15% 2007 B Notes plus a 5% origination fee of $7,500.

The 15% 2007 B Notes will be secured by a pledge of put notices under the standby equity distribution agreement with Cornell Capital (described above) in a principal amount equal to the principal amount of notes issued.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
BALANCE SHEET AS OF MARCH 31, 2007
(UNAUDITED)

March 31,
2007
ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents	$118,190
Inventory	2,070
Prepaid Expenses	89,833

Total Current Assets	210,093

FURNITURE & EQUIPMENT, net	11,663

OTHER ASSETS:
Debt Issuance Costs, net	386,626
Deferred Offering Costs	413,133
Security Deposits	4,802

Total Other Assets	804,561

TOTAL ASSETS	$1,026,317

LIABILITIES & STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts Payable	$290,804
Accrued Salaries and Interest	264,774
Accrued Expenses	16,191
Accrued Interest - Convertible Notes	742,183
Short-Term Notes Payable	150,000
Convertible Notes Payable, Net of Debt
Discount of $243,690	1,152,875
Derivative Liability	2,199,096

Total Current Liabilities	4,815,923

CONVERTIBLE NOTES PAYABLE, Net of Debt Discount of $642,767	4,157,233

STOCKHOLDERS’ DEFICIT:
Common Stock, $0.01 Par Value, 70,000,000 Shares Authorized, 48,493,352 Shares Issued and Outstanding	484,934
Paid-in Capital	13,307,562
Accumulated Deficit	(21,739,335)

Total Stockholders’ Deficit	(7,946,839)

TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$1,026,317

See Notes to Financial Statements

PERFORMANCE HEALTH TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2007 AND 2006
(UNAUDITED)

	For the Three Months Ended
	March 31,	March 31,
	2007	2006

SALES, net	$589	$2,278

COST OF SALES	—	500

GROSS PROFIT	589	1,778

OPERATING EXPENSES:
General and Administrative	764,792	210,199
Sales and Marketing	25,382	47,911
Research and Development	21,861	60,322

TOTAL OPERATING EXPENSES	812,035	318,432

LOSS FROM OPERATIONS	(811,446)	(316,654)

OTHER INCOME (EXPENSES):
Interest Income	6	8
Interest Expense	(741,877)	(606,626)
Amortization - Debt Issuance Costs	(152,262)	(157,586)
Gain on Derivative Liability	368,034	189,659

TOTAL OTHER INCOME (EXPENSES)	(526,099)	(574,545)

LOSS BEFORE PROVISION FOR TAXES	(1,337,545)	(891,199)

PROVISION FOR TAXES	(800)	(800)

NET LOSS	$(1,338,345)	$(891,999)

NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$(0.03)	$(0.02)
Weighted Average Number of Shares	44,702,852	35,896,436

See Notes to Financial Statements

PERFORMANCE HEALTH TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS FOR THE QUARTER ENDED MARCH 31, 2007 AND 2006
(UNAUDITED)

	For the Three Months Ended March 31,
	2007	2006
Cash flows from operating activities
Net loss	$(1,338,345)	$(891,999)

Adjustments to reconcile net loss to net cash
used by operating activities:
Non cash interest expense	596,747	481,583
Non cash consulting expense	220,800	—
Non cash stock based compensation	224,489	28,055
Depreciation and amortization	154,214	159,514
Gain on derivative liability	(368,034)	(189,659)
(Increase) decrease in accounts receivable	—	830
(Increase) decrease in inventories	(2,070)	—
(Increase) decrease in other assets	3,271	—
(Increase) decrease in prepaid expenses	(87,160)	—
Increase (decrease) in accounts payable	118,021	3,342
Increase (decrease) in accrued liabilities	14,407	34,866
Increase (decrease) in interest payable	137,545	125,044

Total adjustments	1,012,230	643,575

Net cash provided (used) by operating activities	(326,115)	(248,424)

Cash flows from investing activities:
Cash payments for the purchase of equipment	(2,940)	—

Net cash provided (used) by investing activities	(2,940)	—

Cash flows from financing activities:
Net proceeds from issuance of convertible notes	240,520	87,750
Stock issuance costs	—	(34,484)
Net proceeds from short term notes	—	50,000

Net cash provided (used) by financing activities	240,520	103,266

Net increase (decrease) in cash and equivalents	(88,535)	(145,158)
Cash and equivalents, beginning of period	206,725	151,459

Cash and equivalents, end of period	$118,190	$6,301

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest expense	$9,816	$—
Income tax	$800	$800

See Notes to Financial Statements

PERFORMANCE HEALTH TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS’ (DEFICIT) FOR THE QUARTER ENDED  MARCH 31, 2007 AND 2006
(UNAUDITED)

	COMMON STOCK		ADDITIONAL	ACCUMULATED	STOCKHOLDERS’ EQUITY
	SHARES	AMOUNT	PAID-IN-CAPITAL	DEFICIT	(DEFICIT)

Balance at January 1, 2005	35,051,480	$350,515	$9,074,352	$(12,000,610)	(2,575,743)

Net Loss				(3,071,083)	(3,071,083)

Stock-based compensation related to
issuance of stock for outside services	74,500	745	73,755		74,500

Stock-based compensation related to
issuance of stock to employees	66,008	660	87,131		87,791

Payment of interest in common stock	208,239	2,082	414,394		416,476

Balance at December 31, 2005	35,400,227	$354,002	$9,649,632	$(15,071,693)	$(5,068,059)

Net Loss				(5,329,297)	(5,329,297)

Conversion of note and interest
into common stock	11,053,125	110,532	2,804,711		2,915,243

Stock-based compensation related to
issuance of stock to employees		—	649,130		649,130

Stock issuance costs			(510,000)		(510,000)

Issuance of common stock in
accordance with SEDA agreement	2,040,000	20,400	489,600		510,000

Balance at December 31, 2006	48,493,352	$484,934	$13,083,073	$(20,400,990)	$(6,832,983)

Net Loss				(1,338,345)	(1,338,345)

Stock-based compensation related to
issuance of stock to employees			224,489		224,489

Stock issuance costs					—

Balance at March 31, 2007	48,493,352	$484,934	$13,307,562	$(21,739,335)	$(7,946,839)

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Note 1 – Summary of Significant Accounting Policies:

Basis of Presentation
The accompanying unaudited consolidated financial statements of Performance Health Technologies, Inc. (“PHT” or the “Company”) have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all information and footnotes required by general accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary in order to make the interim financial statements not misleading have been included. Results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto of the Company and management's discussion and analysis of financial condition and results of operations included in this registration statement on Form 10-SB.

   Organization
Performance Health Technologies, Inc. (“PHT,” the “Company,” “we” or “us”)  incorporated on June 15, 1998 in the state of Delaware. PHT develops and markets computer-based rehabilitation and health maintenance products. The Company is based in Trenton, NJ.

Revenue and Cost Recognition
Revenue is recognized as services are rendered or products are delivered, the price to the buyer is fixed and determinable, and collectibility is reasonably assured.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable and amortizable assets (use of different depreciation and amortization methods and lives for financial statement and income tax purposes) and allowance for doubtful receivables (deductible for financial statement purposes but not for income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Fair Value of Financial Instruments
Fair value estimates, assumptions and methods used to estimate fair value of the Company’s financial instruments are made in accordance with the requirements of SFAS No. 107, “Disclosure about Fair Value of Financial Instruments.”  The Company has used available information to derive its estimates.  However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently.  The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.  The Company estimates that there are no material variations between fair value and book value of our financial assets or liabilities as of March 31, 2007.  The carrying amounts of cash and cash equivalents, accounts payable, accrued expenses and short-term notes payable approximate fair value due to the short-term nature of the instruments.  Long-term liabilities are comprised of the convertible notes which approximate fair value based on borrowing rates available to the Company.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Property and Equipment
Property and equipment is stated at cost. Depreciation is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the assets as follows:

Equipment	3-5 years
Computer equipment	3-5 years
Furniture & fixtures	3-5 years

Long Lived Assets
In accordance with SFAS No. 144, “accounting for the Impairment or Disposal of Long-Lived Assets,” the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.  SFAS No. 144 also addresses the accounting for long-lived assets that are expected to be disposed of.

Inventory
Inventory is stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method and consists primarily of finished goods.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, all highly liquid investments with a maturity of three months or less are included in cash equivalents. As of March 31, 2007, cash and cash equivalents included $115,866 of cash held in commercial banks, petty cash fund of $250, and $2,074 of money market securities.

Advertising
The company expenses advertising costs as they are incurred. Advertising expense for the three months ended March 31, 2007 and 2006 amounted to $2,954 and $12,051, respectively.

Debt Issuance Costs
Debt Issuance Costs are amortized using the straight-line method over the term of the notes.

Research and Development Costs
Expenses for research and development are charged to expense when incurred. The total amount of research and development expenses incurred during the three months ended March 31, 2007 and 2006 amounted to $21,861 and $60,322, respectively.

Employee Stock Options
In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment”.  SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB 25.  Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements.  On January 1, 2006, the Company adopted SFAS 123R.  The provisions of SFAS 123R became effective the first annual reporting period beginning after December 15, 2005. The Company adopted the requirements of SFAS 123R using the “modified prospective” method.  Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

after that date, and based on the requirements of SFAS 123 for all vested awards granted prior to the effective date of SFAS 123R, and based on the requirements of SFAS 123R for all unvested awards granted prior to the effective date of SFAS 123R.

Beginning in the 2006 calendar year, with the adoption of SFAS 123R, the Company included stock-based compensation in general and administrative for the cost of stock options.  Stock based compensation expense for the three months ended March 31, 2007 was $224,489.

No stock options were exercised during the three months ended March 31, 2007.

Estimating the Fair Market Value of our Common Stock
The fair market value of our common stock is a significant estimate used in determining the value of our various equity related instruments (options, warrants, conversion features, etc.). In determining the fair market value of our stock we consider such things as the most recent equity transaction, changes in the Company’s financial position, progressions in product development and the effects of dilutive debt conversions.

Deferred Offering Costs
Amounts paid or accrued for costs associated with an anticipated public offering will be expensed and not recorded as a reduction of the net proceeds, if the offering is not consummated. Upon successful completion of such an offering, these expenses will be recorded as a reduction of the net proceeds.

At March 31, 2007, we had net deferred offering costs of $413,133. These costs were primarily related to our Standby Equity Distribution Agreement (Note 12) and will be offset against the proceeds of the offering, when consummated.

Recent Accounting Pronouncements
In March 2006, FASB issued FASB 156, “Accounting for Servicing of Financial Assets – An amendment of FASB No. 140.”  FASB 156 requires the recognition of a servicing asset or servicing liability under certain circumstances when an obligation to service a financial asset by entering into a servicing contract.  FASB 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value utilizing the amortization method or fair market value method.  FASB 156 is effective at the beginning of the first fiscal year that begins after September 15, 2006.  FASB 156 is not expected to have a material impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Specifically, FIN 48 requires the recognition in financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Additionally, FIN 48 provides guidance on the de-recognition of previously recognized deferred tax items, classification, accounting for interest and penalties, and accounting in interim periods related to uncertain tax positions, as well as, requires expanded disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  FASB Interpretation No. 48 is not expected to have a material impact on the Company’s financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for us as of December 31, 2007.  SAB 108 is not expected to have a material impact on the Company’s financial statements.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value in accordance with generally accepted accounting principles. This Statement also applies to other accounting pronouncements that require or permit a fair value measure. As defined by this Statement, the fair value of an Asset or Liability would be based on an “exit price” basis rather than an “entry price” basis. Additionally, the fair value should be market-based and not an entity-based measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007.  FAS 157 is not expected to have a material impact on the Company’s financial statements.

In October 2006 the FASB issued FSB No. FAS 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1”. This FSP concluded that for instruments that were originally issued as employee compensation and then modified, and for which such modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, no change in the recognition or the measurement (due to a change in classification) of those instruments will result if certain conditions are met. The FSP is to be applied in the first reporting period beginning after October 10, 2006.   FAS 123(R)-5 is not expected to have a material impact on the Company’s financial statements.

In October 2006 the FASB issued FSB No 123(R)-6, “Technical Corrections of FASB Statement No. 123(R)”. This FSP made four technical corrections to eliminate certain inconsistencies in FASB Statement No. 123(R), Share-Based Payment. This FSP should be applied in the first reporting period beginning after October 20, 2006.  FAS 123(R)-6 is not expected to have a material impact on the Company’s financial statements.

In December 2006 the FASB issued FSB No. AUG AIR-1, “Accounting for Major Maintenance Activities”. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance in the FSP is applicable to entities in all industries and must be applied to the first fiscal year beginning after December 15, 2006.  FSB No. AUG AIR-1 is not expected to have a material impact on the Company’s financial statements.

In January 2007 the FASB issued Derivatives Implementation Group Statement 133 Implementation Issue No. B40, “Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interested in Prepayable Financial Assets”. This Issue provides a narrow scope exception from paragraph 13(b) of Statement No. 133 for securitized interests that contain only an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets. The guidance in this Issue is generally effective upon initial adoption of Statement No. 155.  Derivatives Implementation Group Statement 133 Implementation Issue No. B40 is not expected to have a material impact on the Company’s financial statements.

Note 2 – Property, Plant and Equipment:

Property, plant and equipment as of March 31, 2007 are as follows:

March 31, 2007

Equipment and Computers	$50,640
Less: Accumulated depreciation	(38,977)
$11,663

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Depreciation expense charged to income for the three months ended March 31, 2007 and 2006 amounted to $1,952 and $1,929, respectively.

Note 3 – Debt Issuance Costs:

We have incurred certain costs related to financing activities since inception.  These costs consisted primarily of legal fees, placement agent fees, and commissions which are related to the placement of debt securities.  Debt issuance costs were paid in the form of cash. Debt issuance costs consisted of the following:

March 31, 2007

2003/2004 Private Placement	$930,476
2005 Bridge Loan A	200,048
2005 Bridge Loan B	274,114
2006 Bridge Loans	234,300
2007 Bridge Loans	60,567

Total Debt Issuance Costs	1,699,505

Less: Accumulated Amortization	(1,312,879)

$386,626

In conjunction with each of our 2007 and 2006 debt issuances (bridge loans), we incurred Placement, Marketing and Due Diligence Fees to North Coast Securities Corporation totaling approximately 20% of the gross loan amount. In addition, most of the issuers were paid an origination fee of 5% of the gross loan amount. These fees along with any legal fees that were specifically attributable to the issuances of such loans are included in the issuances stated above.

Amortization expense charged to income for the period ended March 31, 2007 and 2006 amounted to $152,262 and $157,586, respectively.

Note 4 –Notes:

Convertible Notes:

The Company accounts for the value of warrants and the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with nondetachable conversion rights that are in-the-money at the commitment date pursuant to EITF Issue. 98-5, EITF Issue No. 00-19 and EITF Issue No. 00-27.  Such values are determined by first allocating an appropriate portion of the proceeds received from the debt instruments to the warrants or any other detachable instrument included in the exchange.  The intrinsic value of the beneficial conversion rights at the commitment date may also be recorded as additional paid-in capital and debt discount as of that date or, if the terms of the debt instrument are contingently adjustable, may only be recorded if a triggering event occurs and the contingency is resolved.  Since the conversion rights associated with the convertible notes were initially exercisable into an indeterminable number of common shares, the Company has determined that under the guidance of EITF 00-19, the Company could not conclude that it had sufficient authorized and unissued shares to net-share settle any warrants

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

or options issued to non-employees.  Therefore, as of March 31, 2006, the Company had classified the fair value of all warrants and conversion features as a derivative liability.

On April 4, 2006, we sold $50,000 of equity units (the “April 2006 Units”) in a private placement. Each April 2006 Unit, with a purchase price of $1,000 per unit consists of a 15% convertible note (the “15% April 2006 Notes”) in the principal amount of $1,000 and 3,000 warrants to purchase our common stock. The original maturity date of the 15% April 2006 Note has been extended to June 30, 2007, at which time the principal and accrued interest is due. The holder of the 15% April 2006 Note may elect to convert the principal balance of the 15% April 2006 Note into shares of our common stock at a price equal to $0.30 per share (the “Conversion Rate”). Each 15% April 2006 Note bears interest at 15% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock (at the Conversion Rate). We paid a total of $2,466 in prepaid interest to the 15% April 2006 Noteholder on the date of closing, representing four months worth of interest on the 15% April 2006 Note. As of May 1, 2007, there were $50,000 in principal of 15% April 2006 Notes outstanding.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note.

The investor received a warrant to purchase a total of 150,000 shares of common stock having an exercise price of $0.30 per share. The warrants are exercisable for a period of five years from the date of issuance.  The warrants were detached and accounted for as a derivative liability. The warrants were recorded as a discount of $24.6 thousand and is being amortized over the life of the convertible note.

On May 15, 2006, the Company sold $250,000 of equity units (the “2006 A Units”) in a private placement.  Each 2006 A Unit, with a purchase price of $1,000 per unit consists of a 10% convertible note (the “2006 A Notes”) in the principal amount of $1,000 and 6,000 warrants to purchase our common stock. The principal balance of each 2006 A Note, along with accrued and unpaid interest, is payable 6 months after the date of issuance.  The holder of each 2006 A Note may elect to convert the principal balance of the 2006 A Note into shares of Common Stock.  The 2006 A Notes are convertible at a price equal to the lower of (i) 70% of the average closing price of our common stock on the exchange on which the Company’s stock is trading for the 20 trading days immediately preceding the day upon which we receive a conversion notice from the Noteholder or (ii) $.30 per share (the “Conversion Rate”).  This conversion feature was recorded as a discount of $175.6 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note. Each 2006 A Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate.

Each investor participating in the Offering received a Warrant to purchase 6,000 shares of Common Stock for every $1,000 invested.  The exercise price of the warrants is $.50 per share.  The warrants are exercisable for a period of five years from the date of issuance.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $285.0 thousand and is being amortized over the life of the convertible note.

On May 24, 2006, the Company sold $250,000 of equity units (the “2006 B Units”) in a private placement.  Each 2006 B Unit, with a purchase price of $1,000 per unit consists of a

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

10% convertible note (the “2006 B Notes”) in the principal amount of $1,000 and 6,000 warrants to purchase our common stock. The principal balance of each 2006 B Note, along with accrued and unpaid interest, is payable 6 months after the date of issuance.  The holder of each 2006 B Note may elect to convert the principal balance of the 2006 B Note into shares of Common Stock.  The 2006 B Notes are convertible at a price equal to the lesser of (i) $0.50 (the “Conversion Price”) or (ii) 70% of the average of the closing bid price for the Company’s Common Stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which the Company’s Common Stock is then traded (the “Conversion Rate”).  This conversion feature was recorded as a discount of $175.6 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note.   Each 2006 B Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate.

Each investor participating in the Offering received a Warrant to purchase 6,000 shares of Common Stock for every $1,000 invested.  The exercise price of 3,000 of the warrants is $.50 per share and the exercise price for 3000 warrants is $1.00 per share.  The warrants are exercisable for a period of five years from the date of issuance.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $214.5  thousand and is being amortized over the life of the convertible note.

On June 30, 2006, The Company sold $250,000 of equity units (the “2006 C Units”) in a private placement.  Each 2006 C Unit, with a purchase price of $1,000 per unit consists of a 10% convertible note (the “2006 C Notes”) in the principal amount of $1,000 and 6,000 warrants to purchase our common stock. The principal balance of each 2006 C Note, along with accrued and unpaid interest, is payable 6 months after the date of issuance.  The holder of each 2006 C Note may elect to convert the principal balance of the Convertible Note into shares of Common Stock.  The 2006 C Notes are convertible at a price equal to the lesser of (i) $0.60 (the “Conversion Price”) or (ii) 70% of the average of the closing bid price for the Company’s Common Stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which the Company’s Common Stock is then traded (the “Conversion Rate”).  This conversion feature was recorded as a discount of $170.2 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note. Each 2006 C Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate.

Each investor participating in the Offering received a Warrant to purchase 6,000 shares of Common Stock for every $1,000 invested.  The exercise price of 3,000 of the warrants is $.60 per share and the exercise price for 3,000 warrants is $1.25 per share.  The warrants are exercisable for a period of five years from the date of issuance.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $201.75 thousand and is being amortized over the life of the convertible note.

On October 13, 2006 the Company sold $250,000 of equity units (the “2006 D Units”) in a private placement.  The 2006 D Units consist of a 13% convertible note (the “2006 D Notes”) in the principal amount of $250,000 and 625,000 five year warrants to purchase our common

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

stock at an exercise price of $.50. The principal balance of the 2006 D Note, along with accrued and unpaid interest, is payable on the earlier of (i) 30 days after the effective date of a registration statement filed by the Company that includes the warrant shares, or (ii) April 13, 2007.  The holder of the 2006 D Note may elect to convert the principal balance of the 2006 D Note into shares of our common stock at a price equal to the lesser of (i) $0.50, or (ii) 70% of the average of the closing bid price for the Company’s common stock for the 20 days preceding the conversion notice, as reported by the exchange on which the Company’s common stock is then traded (the “Conversion Rate”).  This conversion feature was recorded as a discount of $149.8 thousand and is being amortized over the life of the convertible note.   The Note bears interest at 13% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate. The Company paid a total of $8,125 in prepaid interest to the 2006 D noteholder on the date of closing, representing 90 days’ worth of interest on the 2006 D Note.  The 2006 D noteholder also received $12,500 at the closing as additional consideration.  The 2006 D Notes are secured by a security interest in all of the assets of the Company, which the investor agreed to subordinate in favor of financing from a bank or other traditional lending institution. The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility: 93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $98.75 thousand and is being amortized over the life of the convertible note.

On December 27, 2006 the Company sold $149,000 of equity units (the “2006 G Units”) in a private placement in an offshore transaction under Regulation S of the Securities Act of 1933. Each 2006 G Unit, with a purchase price of $1,000 per unit, consists of a 10% convertible note in the principal amount of $1,000 (the “10% 2006 G Notes”), 2,000 five year warrants to purchase our common stock at an exercise price of $0.75 and 2,000 five year warrants to purchase our common stock at an exercise price of $1.50. The principal balance of each 10% 2006 G Note, along with accrued and unpaid interest, is payable 120 days after issuance.  The holders of each 10% 2006 G Note may elect to convert the principal balance of the 10% 2006 G Notes into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for the Company’s common stock for the 20 days preceding the conversion notice, as reported by the exchange on which the Company’s common stock is then traded, but in any event not less than $0.30 (the “Conversion Rate”). This conversion feature was recorded as a discount of $19.4 thousand and is being amortized over the life of the convertible note.   Each 10% 2006 G Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:93.5%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $75.1 thousand and is being amortized over the life of the convertible note.

During January of 2007, the Company sold $101,000 of equity units (the “2006 G Units”) in a private placement in an offshore transaction under Regulation S of the Securities Act of 1933. Each 2006 G Unit, with a purchase price of $1,000 per unit, consists of a 10% convertible note in the principal amount of $1,000 (the “10% 2006 G Notes”), 2,000 five year warrants to purchase our common stock at an exercise price of $0.75 and 2,000 five year warrants to purchase our common stock at an exercise price of $1.50. The principal balance of each 10% 2006 G Note, along with accrued and unpaid interest, is payable 120 days after issuance.  The holders of each 10% 2006 G Note may elect to convert the principal balance of the 10% 2006 G Notes into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70%

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

of the average of the closing bid price for the Company’s common stock for the 20 days preceding the conversion notice, as reported by the exchange on which the Company’s common stock is then traded, but in any event not less than $0.30 (the “Conversion Rate”). This conversion feature was recorded as a discount of $13.9 thousand and is being amortized over the life of the convertible note.   Each 10% 2006 G Note bears interest at 10% per annum payable at maturity or at the time of conversion in arrears, in cash, or at the option of the noteholder in common stock at the conversion rate. As of the date of this report,  there was $250,000 in principal of 10% 2006 G Notes outstanding.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: Volatility:82.0%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The warrants were detached and accounted for as a derivative liability.  The warrants were recorded as a discount of $53.1 thousand and is being amortized over the life of the convertible note.

A convertible note in accordance with the Company’s private placement memorandum dated July 27, 2005 of $852 thousand is due on the earlier of the first anniversary of the closing for the convertible note or the occurrence of a fundamental change in capital structure.  The convertible note is convertible into approximately 5.31 million shares of common stock at an effective conversion price equal to 80% of the price of common stock in the next equity offering conducted by us or at the rate of one share per $2.00 converted. This conversion feature was recorded as at a discount of $529.1 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: volatility: 97.6%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note.  The notes are available for conversion into approximately 6,235 shares of the Company’s common stock for each $1,000 note.  Each note includes two warrants per $1.00 subscribed for, each warrant exercisable to purchase one share of common stock.  The warrants were detached and accounted for as a derivative liablity. The warrants were recorded as a discount of $362.4 thousand and is being amortized over the life of the convertible note.  The notes are issued at par and pay interest of 10% annually.  The interest is payable at the option of the Company, in cash, or common stock, or a combination of cash and common stock.  The holder may elect at any time after purchase prior to maturity or redemption to convert the note into the Company’s common stock.  The convertible notes are unsecured obligations of the Company.  As of March 31, 2006, $852 thousand of the convertible notes have been converted to common stock.

A convertible note in accordance with the Company’s private placement memorandum dated February 24, 2005 of $750 thousand is due on the earlier of the first anniversary of the closing for the convertible note or the occurrence of a fundamental change in capital structure.  The convertible note is convertible into approximately 3.75 million shares of common stock at an effective conversion price equal to 80% of the price of common stock in the next equity offering conducted by us or, if no such offering occurs, at the rate of one share per $2.00 converted.  This conversion feature was recorded as at a discount of $604.4 thousand and is being amortized over the life of the convertible note.  The conversion feature and the stock purchase warrants were valued using a Black Scholes Option Pricing Model using the following assumptions: volatility:97.6%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.  The need for bifurcation and fair market value will be assessed on each balance sheet date over the maturity of the note.  The notes are available for conversion into approximately 5,000 shares of the Company’s common stock for each $1,000 note.   The notes are issued at par and pay interest of 10% annually.  The interest is payable at the option of the Company, in cash, or common stock, or a combination of cash and common stock.  The holder may elect at any time after purchase prior to maturity or redemption to

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

convert the note into the Company’s common stock.  The convertible notes are unsecured obligations of the Company. As of March 31, 2007, $745 thousand of the convertible notes have been converted to common stock.

A convertible note in accordance with the Company’s private placement memorandum dated October 24, 2003 of $4.8 million is due on the earlier of the fifth anniversary of the closing for the convertible notes or the occurrence of a fundamental change in capital structure.  The convertible notes are convertible into approximately 19.2 million shares of common stock at $0.25 per share.  The notes are available for conversion into approximately 4,000 shares of the Company’s common stock for each $1,000 note.   The notes are issued at par and pay interest of 8.5% annually.  The interest is payable at the option of the Company, in cash, common stock, or a combination of cash and common stock.  The holder may elect at any time after purchase prior to maturity or redemption to convert the note into the Company’s common stock.  The convertible notes are unsecured obligations of the Company. As of March 31, 2007, $100 thousand of the convertible notes have been converted to common stock.

In connection with the issuance of all of our convertible notes, we granted demand and piggy-back registration rights with respect to the shares issuable for interest or upon conversion of such notes. The registration rights cease at the time the shares are eligible for sale under Rule 144 of the Securities Act. As of December 31, 2006, the underlying shares related to the 2003 Convertible Notes issued in 2003 and 2004 were eligible for sale under Rule 144 and the underlying shares related to all notes issued since January 1, 2005 had registration rights.

All derivative liabilities are assessed at each balance sheet date and are marked to market.  At March 31, 2007, the following assumptions were utilized using the Black Scholes option pricing model:  Volatility: 82.0%, Straight Bond Yield: 5.0%, Risk-free Rate:  4.7% and Dividend Growth Rate: 0.

Short Term Notes:

On March 27, 2007 we sold $150,000 of non-convertible 15% promissory notes (the “15% 2007 B Notes”) to lenders in a private transaction. As per an extension agreement entered into with the holders of the 2007 B Notes, the principal balance of the 15% 2007 B Notes, along with accrued and unpaid interest, is payable July 15, 2007 or at the option of the lender upon receipt by us of $2,000,000 of financing.  The 15% 2007 B Notes bear interest at 15% per annum payable in cash at maturity in arrears.  We paid a total of $3,240 in prepaid interest to the 15% 2007 B Noteholders on the date of closing, representing two months worth of interest on the 15% 2007 B Notes plus a 5% origination fee of $7,500.

The 15% 2007 B Notes will be secured by a pledge of put notices under the standby equity distribution agreement with Cornell Capital (described above) in a principal amount equal to the principal amount of notes issued.

On March 27, 2007 we sold $50,000 of non-convertible 13% promissory notes (the “13% 2007 A Notes”) to a lender in a private transaction. The principal balance of the 13% 2007 A Notes, along with accrued and unpaid interest, is payable on September 1, 2007. The 13% 2007 A Notes bear interest at 13% per annum payable in cash at maturity in arrears.  We paid a total of $1,625 in prepaid interest to the 13% 2007 A Noteholder on the date of closing, representing three months worth of interest on the 13% 2007 A Notes plus a 5% origination fee of $2,500.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

On December 8, 2006 we sold $100,000 of non-convertible 15% promissory notes, as amended, to a lender in a private transaction (the “15% 2006 E Note”). The principal balance of the 15% 2006 E Note, along with accrued and unpaid interest, is payable February 7, 2007, or at the option of the lender, upon receipt by the Company of $2,000,000 of financing.  The Note bears interest at 15% per annum, payable at maturity in arrears. The Company paid a total of $2,500 in prepaid interest to the 15% 2006 E Noteholder on the date of closing, representing two months’ worth of interest on the 15% 2006 E Note. As of December 31, 2006, there was $100,000 in principal of 15% 2006 E Notes outstanding.

On December 14, 2006 the Company sold $50,000 of non-convertible 15% promissory notes, as amended, to a lender in a private transaction (the “15% 2006 F Note”).  The principal balance of the 15% 2006 F Note, along with accrued and unpaid interest, is payable on February 14, 2007, or at the option of the lender, upon the receipt by the Company of $2,000,000 of financing.  The Note bears interest at 15% per annum, payable at maturity in arrears. The Company paid a total of $1,250 in prepaid interest to the 15% 2006 F Noteholder on the date of closing, representing two months’ worth of interest on the 15% 2006 F Note. As of December 31, 2006, there was $50,000 in principal of 15% 2006 F Notes outstanding.

Maturities of debt are as follows:

For the year ended December 31, 2007	$1,546,565
For the year ended December 31, 2008	2,029,000
For the year ended December 31, 2009	2,771,000

Total	$6,346,565

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

The derivative liability consists of the following:

Date	Description	Balance
12/31/06	Conversion option 2006 Bridge Loans at fair market value	$602,341
12/31/06	Warrant liability on 2005 Bridge Loans at fair market value	331,122
12/31/06	Warrant liability on 2006 Bridge Loans issuance at fair market value	854,621
12/31/06	Warrant liability on 2006 advisory contract at fair market value	712,000
3/31/07	Conversion option on 2006 Bridge Loans issued during 2007	13,920
3/31/07	Warrant liability on 2006 Bridge Loans issued during 2007	53,126
3/31/07	Fair market value adjustment on conversion options	(125,590)
3/31/07	Fair market value adjustment on the 2006 advisory contract	(72,000)
3/31/07	Fair market value adjustment on warrant liabilities	(170,444)

Total		$2,199,096

The gain on the derivative liability is primarily attributable a decrease in the maturity period and a decrease in expected volatility.

Note 5 – Accrued Salaries and Interest:

Accrued salaries and interest represents salaries due to officers of the Company. During the three months ended March 31, 2007 and 2006 the Company accrued salaries in the amounts of $21,875 and $34,864, respectively, and accrued interest on the salaries of $4,061 and $5,503, respectively. At March 31, 2007 the officers were due $236,555 in accrued salaries along with interest on the accrued salaries of $28,219. Interest is accrued at a rate of 8.500% per annum.

Note 6 – Provision for Income Taxes:

As of March 31, 2007, non-current deferred tax liabilities for taxable temporary differences total $0. Non-current deferred tax assets recognized for deductible temporary differences total $7,172,421.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

The Company’s deferred tax assets and liabilities consist of the following at March 31, 2007:

Deferred tax assets:
Net operating loss carryforwards	$6,952,155
Excess of tax basis over financial statement
of intangible assets	219,636
Excess of tax basis over financial statement
of property, plant and equipment	630
Valuation allowance for deferred tax assets	(7,172,421)
$0

A valuation allowance has been established to eliminate the net deferred tax benefit since it is uncertain if the tax benefits will be realized. This allowance was increased by $885,475 to $5,185,308 at December 31, 2005, increased by $1,175,697 to $6,361,005 at December 31, 2006 and increased by $811,416 to $7,172,421 at March 31, 2007.

Income tax expense for the three months ended March 31, 2007 and 2006 consisted of the following:

	March 31, 2007	March 31, 2006

Current State Tax	$800	$800

As of March 31, 2007, the Company had net operating loss carryforwards of $19,163,745 that can be deducted against future taxable income. These tax carryforward amounts expire as follows:

Year Ending
December 31,

12/31/19	$1,101,282
12/31/20	2,862,191
12/31/21	1,032,226
12/31/22	2,036,114
12/31/23	2,099,394
12/31/24	2,675,931
12/31/25	2,723,509
12/31/26	4,633,098
$19,163,745

Note 7 – Concentration of Credit Risk:

The Company maintains its cash balances in two financial institutions. As of March 31, 2007 the company’s cash and cash equivalents exceeded federally insured limits by $16,686.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Note 8 – Cash Flow Disclosures:

Non-cash investing and financing transactions for the three months ended March 31, 2006 included the following:

The Company recorded a charge to stock issuance costs in the amount of $510,000 in exchange for common stock.  The Company issued Cornell Capital Partners, LP and Newbridge Securities Corporation 2,040,000 shares of the Company’s

Convertible notes along with accrued interest totaling $558,487 were converted into common stock.

Note 9 – 401K and Profit Sharing Plan:

The Company maintains a 401K and Profit Sharing Plan.  Contributions to the Profit Sharing Plan are at management’s discretion.  For the three months ended March 31, 2007 and 2006, management has committed to contribute $0 and $0, respectively to the plan.

Matching corporate contributions to the 401K plan are at management’s discretion and only apply to those employees who choose to participate.  Matching contributions to the 401K plan amounted to $0 and $0, respectively for the three months ended March 31, 2007 and 2006.

Note 10 – Related Party Transactions:

Consulting
In June 2006, the Company renegotiated its consulting agreement with Phoenix Ventures, a related party. The agreement calls for monthly consulting fees of $6,000 along with 2,500 stock options (options starting January 01, 2006) granted per month. Consulting fees of $56,000 and $15,000 relating to this agreement were incurred during the three months ended March 31, 2007 and 2006, respectively along with 30,000 stock options granted.

In June 2006, the Company entered into a services agreement with Bartolomei Pucciarelli, LLC, a related party.  Fees will be paid to Bartolomei Pucciarelli, LLC on an hourly basis for financial reporting and related services.  The Company incurred fees of approximately $45,757 relating to this agreement from January 1, 2007 through March 31, 2007.

Note 11 – Stock Option Plan:

The Company issued employee stock options through stock-based compensation plans.  Effective January 1, 2006, the Company adopted the fair value method of recording stock-based compensation, as defined in SFAS No. 123(R) “Stock-Based Payments”, under the modified prospective transition method for stock options awarded to employees after the date of adoption and for previously issued stock options that were not vested as of January 1, 2006 which were issued under the Company’s stock based compensation plan.  Under the modified prospective transition method, the Company is required to recognize compensation expense for options granted commencing January 1, 2006 and thereafter.  Additionally, the fair value of existing unvested awards at the date of adoption is recorded in compensation expense over the remaining requisite service period.  Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock options and other stock-based compensation.  APB No. 25 required the use of the intrinsic value method, which measured compensation cost as the

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock.

Compensation cost recognized for the three months ended March 31, 2007 was $224,489, and is the same as that which would have been recognized had the recognition provision of SFAS No. 123(R) been applied in previous years.  Results for prior periods have not been restated.  The Company recognizes a non-employee who sits on the board of directors and is compensated by the company solely for the individual’s role as a director as an employee under SFAS 123(R).

The following assumptions were used in the Black Scholes pricing model for the 2007 option issuance:

Fair Market Value	Exercise Price	Maturity	Dividend Yield	Interest Rate	Volatility
$0.25	$0.30	5 years	-0-	4.7%	82%

The status of the stock option plan is as follows at March 31, 2006:

	Number	Weighted
	Of	Average
	Shares	Exercise
		Price
Outstanding at January 1, 2005	4,549,006	0.25

Granted	1,360,830	0.25
Exercised	—	—
Canceled	—	—
Outstanding at December 31, 2005	5,909,836	$0.25

Granted	5,820,000	$0.25
Exercised	—	—
Canceled	524,503	—
Outstanding at December 31, 2006	11,205,333	$0.25

Granted	549,999	.30
Exercised	—	—
Canceled	—	—
Outstanding at March 31, 2007	11,755,332	.25

Exercisable at March 31, 2007	7,025,330	$0.25
Exercisable at December 31, 2006	6,521,996	$0.25

Note 12 – Stockholders’ Equity:

On December 7, 2006, the Company converted $100,000 of the Company’s 2003 convertible debt and accrued interest on the 2003 convertible debt into 570,000 shares of the Company’s common stock.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

During 2006, the Company’s converted $745,000 of the Company’s 2005 A bridge loan convertible debt and corresponding accrued interest into 5,121,875 shares of the Company’s common stock.

During 2006, the Company converted $957,000 of the Company’s 2005 B bridge loan convertible debt and corresponding accrued interest into 5,361,250 shares of the Company’s common stock.

Accrued interest and maturity of the conversion liability on the above three notes amounted to $1,113,243. This amount was converted to common stock and is included in the shares listed above.

On January 23, 2006, the Company entered into a Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners, LP.  Pursuant to the Standby Equity Distribution Agreement, the Company may, at its discretion, periodically sell to Cornell Capital Partners, LP shares of common stock for a total purchase price of up to $10.0 million.  For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners, LP will pay the Company 95% of the lowest volume weighted average price of the Company’s common stock as quoted by Bloomberg, LP on the Over-the-Counter Bulletin Board or other principal market on which the Company’s common stock is traded for the 5 days immediately following the notice date.

The total number of shares issued to Cornell Capital Partners, LP under each advance request will be equal to the total dollar amount of the advance request divided by the purchase price determined during the five day pricing period.  Cornell Capital Partners, LP will also retain 5% of each advance under the Standby Equity Distribution Agreement.  Cornell Capital Partners, LP’s obligation to purchase shares of the Company’s common stock under the Standby Equity Distribution Agreement is subject to certain conditions, including the Company maintaining an effective registration statement for shares of common stock sold under the Standby Equity Distribution Agreement and is limited to $500,000 every five trading days.  The amount and timing of all advances under the Standby Equity Distribution Agreement are at the discretion of the Company and the Company is not obligated to issue and sell any securities to Cornell Capital Partners, LP, unless and until it decides to do so.  Upon execution of the Standby Equity Distribution Agreement, Cornell Capital Partners, LP received 2,000,000 shares of the Company’s common stock as a commitment fee under the Standby Equity Distribution Agreement.  The Company also issued 40,000 shares of the Company’s common stock to Newbridge Securities Corporation under a placement agent agreement relating to the Standby Equity Distribution Agreement.  These shares were accounted for at fair market value and were recorded to stock issuance costs in 2006.

The stock issuance costs referenced above consisted of; $510,000 represented the recording of the 2,040,000 shares of common stock issued in conjunction with the SEDA, the balance of the 2006 stock issuance costs were legal & consulting fees related to the SEDA and other registration related services. In addition, a portion of these services were related to the conversion of notes into common sock. Legal services are provided on an hourly basis and the consulting fees were paid to investment bankers for services related to equity transactions during the year.

During 2005, the Company converted $416,476 of accrued interest on the Company’s October 23, 2003 private placement into 208,239 shares of the Company’s common stock.  The interest

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

was converted at a rate of one share of common stock for every two dollars converted in accordance with the private placement memorandum.

During 2005, the Company compensated a director with 66,008 shares of the Company’s common stock.  The common stock was valued at fair market value at the time of issuance.  As of the date of issuance, the value of the Company’s common stock was $1.33.

During 2005, the Company issued 74,500 shares of the Company’s common stock to outside contractors in return for various services to the Company.  These shares were valued using a best estimate of the price that would be paid in cash for similar services rendered.

In an effort to determine the fair market value of our common stock, which is not readily determinable or actively traded, we applied SFAS No. 157 “Fair Value Measurements” to derive the historical and the current fair market value of our common stock.  SFAS No. 157 states, “This Statement emphasizes that fair value is a market-based measurement, not an entity specific measurement.  Therefore, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset.”

Fair market value during 2003/2004 was set at $1.33.  We derived this fair market value by analyzing the conversion rate of the 2003/2004 private placement agreement.  Offerees were invited to purchase a $1,000 unit, and in return, the offering received a conversion rate of 1 share of our common stock for every $2.00 plus 250 share of our company’s common stock.  For a $1,000 Unit, the offerees potentially receive 750 shares of our company’s common stock.

Fair market value during 2006 was set at $.25 as a result of the following considerations: As part of the negotiations of the aforementioned “SEDA” agreement, Cornell Capital was seeking initial compensation in the amount of $500,000. Cornell Capital agreed to accept 2,000,000 shares of our common stock as such compensation. This transaction resulted in a fair market value of $.25 per share. The amount of shares issued as compensation was the result of an arms length negotiation between unrelated parties and this is the only capital transaction during the time period under consideration.  Furthermore we also considered the fair market value of our common stock in the previous issuances, the changes in the Company’s financial position, progressions in product development and the effects of dilutive debt conversions in determining the fair market value of our stock during 2006.  Accordingly, we believe that $.25 is the best indication of fair market value for our stock during 2006 and through March 31, 2007.

Warrants
On July 1, 2006, the Company issued Warrants to purchase 4,000,000 shares of the Company’s common stock, $0.01 par value.  The exercise price of the warrants is $0.25 per share and the warrants expire July 1, 2011. The warrants were valued using a Black Scholes Option Pricing Model, utilizing the following assumptions:  Volatility:  97.6%, Risk-Free Rate: 4.7%, and Dividend Growth Rate: 5%.

The aforementioned warrants were issued in conjunction with a ten month consulting agreement with North Coast Securities Corporation (North Coast). Accordingly, the cost of these warrants has been recorded as a prepaid expense with the appropriate charges to income as time passes. The warrants were also accounted for as a derivative liability. The warrants were recorded as a discount of $736 thousand and is being amortized over the life of the convertible note. Under this agreement North Coast is contracted to assist the Company with investment banking and public relations services.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Note 13 - Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed giving effect to all potential dilutive common stock, including options and convertible debentures. For all periods presented, options  and convertible debentures were not included in the computation of diluted loss per share because the effect would be antidilutive. These items could be dilutive in the future.

Note 14 – Leasing Arrangements:

Colorado Facility

On February 03, 2006, the Company renewed their lease for a period of six months for their facility in Boulder, CO.  The lease required a base rent of $3,271.04 per month and monthly common area maintenance charges of $1,099.07 beginning on May 01, 2006. The term of this lease agreement expired October 31, 2006. The total rent paid for the three months ended March 31, 2007 and 2006 was $0 and $13,110, respectively. This lease was not renewed.

Trenton, New Jersey  Facility

In September of 2006, the Company assumed a lease for their facility in Trenton, NJ.  The lease requires a base rent of $3,738.46 (increasing to $3,897.54 on January 1, 2007) per month along with its proportionate share of taxes, common area maintenance charges and insurance beginning on September 01, 2006. The term of this lease agreement expires December 31, 2007. The total rent incurred for the three months ended March 31, 2007 was $12,986

PHT also has various equipment leases that are treated as operating leases for financial reporting purposes.

Note 15 – Officers and Directors:

In February of 2006 Robert Prunetti was elected CEO and President of the Company.

Note 16 – Going Concern:

As shown in the accompanying financial statements, the Company incurred a net loss of $1,338,345 during the three months ended March 31, 2007, and as of that date, the Company’s current liabilities exceeded its current assets by $4,605,830. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. Management of the Company plans to raise additional capital through private placement offerings. The ability of the Company to continue as a going concern is dependent on its ability to raise additional capital through private placement offerings. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

PERFORMANCE HEALTH TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

Note 17 – Subsequent Events:

On May 14, 2007, we sold $300,000 of equity units (the “2007 C Units”) in a private placement. The 2007 C Units consist of a 15% convertible note in the principal amount of $300,000 (the “2007 C Note”) and 1,500,000 five year warrants to purchase our common stock at an exercise price of $0.30 (the “2007 C Warrants”). The holder of the 2007 C Note may elect to convert the balance of the 2007 C Note into shares of our common stock at a price equal to $0.50 per share.  The principal balance of the 2007 C Note, along with accrued and unpaid interest, is payable July 13, 2007. The 2007 C Note bears interest at 15% per annum.  Any unpaid amounts of interest are payable in cash at maturity. We paid a total of $7,398 in prepaid interest to the 2007 C Noteholder on the date of closing, representing two months worth of interest on the 2007 C Note plus a 5% origination fee of $15,000. The 2007 C Note is secured by a security interest in all of the assets of the Company, which the investor agreed to subordinate in favor of financing from a bank or other traditional lending institution. The Warrants will be exercisable for a period of five years from the date of issuance. The shares issuable upon conversion of the Notes and exercise of the warrants have piggyback registration rights.  There is no penalty provision in the event we do not register such shares.  As of June 27, 2007, there were $300,000 in principal of the 2007 C Notes outstanding.

On June 15, 2007, the holders of $300,000 of principal of our non-convertible 2006 E Notes, 2006 F Notes and 2007 B Notes exchanged principal and interest due thereunder for $329,000 of equity units (“2007 D Units”) in a private exchange transaction.  Each 2007 D Unit consists of an unsecured convertible promissory note in the principal amount of $1,000 (the “2007 D Notes”) and 4,000 warrants (the “Warrants”) to purchase one share of our common stock. The 2007 D Notes bear interest at 10% per annum and will mature one year from the date of issuance (the “Maturity Date”). The 2007 D Notes are convertible into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for our common stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which our common stock is then traded but in any event not less than $0.30 (the “Conversion Price”). The 2007 D Notes may be redeemed by us once the Company is a reporting company under the Exchange Act, upon ten trading days prior notice, during which time the Noteholder may convert the 2007 D Notes into our common stock.  If the 2007 D Notes have not been redeemed or converted as of the Maturity Date, the principal and interest due thereunder will be paid by us in shares of our common stock valued at the then applicable Conversion Price.  The exercise price is $0.75 for 2,000 of the Warrants and $1.50 per share for the remaining 2,000 Warrants. The Warrants will be exercisable for a period of five years from the date of issuance. The shares issuable upon conversion of the Notes and exercise of the warrants have piggyback registration rights.  There is no penalty provision in the event we do not register such shares.  We repaid amounts due of less than $1,000 in cash to the exchanging noteholders for an aggregate $1,693.  As of June 27, 2007, there were $329,000 in principal of the 2007 D Notes outstanding.

On June 27, 2007, we sold $250,000 of equity units (“2007 E Units”) in a private placement.  Each 2007 E Unit consists of an unsecured convertible promissory note in the principal amount of $1,000 (the “2007 E Notes”) and 4,000 warrants (the “Warrants”) to purchase one share of our common stock. The 2007 E Notes bear interest at 10% per annum and will mature one year from the date of issuance (the “Maturity Date”). The 2007 E Notes are convertible into shares of our common stock at a price equal to the lesser of (i) $0.75 or (ii) 70% of the average of the closing bid price for our common stock for the 20 days preceding the Conversion Notice, as reported by the exchange on which our common stock is then traded but in any event not less than $0.30 (the “Conversion Price”). The 2007 E Notes may be redeemed by us once the Company is a reporting company under the Exchange Act, upon ten trading days prior notice, during which time the Noteholder may convert the 2007 E Notes into our common stock.  If the 2007 E Notes have not been redeemed or converted as of the Maturity Date, the principal and interest due thereunder will be paid by us in shares of our common stock valued at the then applicable Conversion Price.  The exercise price is $0.75 for 2,000 of the Warrants and $1.50 per share for the remaining 2,000 Warrants. The Warrants will be exercisable for a period of five years from the date of issuance. The shares issuable upon conversion of the Notes and exercise of the warrants have piggyback registration rights.  There is no penalty provision in the event we do not register such shares.   As of June 27, 2007, there were $250,000 in principal of the 2007 E Notes outstanding.

PART III

ITEM 1.        INDEX TO EXHIBITS

EXHIBIT
NO.	DESCRIPTION OF DOCUMENT

3.1	Amended and Restated Certificate of Incorporation, as of October 26, 2005 (1)

3.2	By-Laws (1)

3.3	Amended and Restated Certificate of Incorporation of the Company, filed on July 13, 2007 (2)

10.1	Form of Amended and Restated Common Stock Purchase Warrant issued to investors in 2001 A private placement (1)

10.2	Form of Amended and Restated Common Stock Purchase Warrant issued to First Allied Securities, Inc. 2001 A private placement in 2001 (1)

10.3	Form of Amended and Restated Common Stock Purchase Warrant issued to First Allied Securities, Inc. 2001 consulting agreement (1)

10.4	Form of Amended and Restated Common Stock Purchase Warrant issued to bridge loan converters in 2001 private placement (1)

10.5	Form of Amended and Restated Common Stock Purchase Warrant issued to First Allied Securities in 2001 A private placement (1)

10.6	Form of Amended and Restated Common Stock Purchase Warrant issued to investors in 2001 B private placement (1)

10.7	Form of Amended and Restated Common Stock Purchase Warrant issued to First Allied Securities, Inc. 2001 B private placement (1)

10.8	Form of Amended and Restated Common Stock Purchase Warrant issued to North Coast Securities Corporation in 2003 private placement (1)

10.9	Form of Amended and Restated Common Stock Purchase Warrant issued to North Coast Securities Corporation in 2005 A private placement (1)

10.10	Form of Amended and Restated Common Stock Purchase Warrant issued to North Coast Securities Corporation in 2005 B private placement (1)

10.11	Form of Amended and Restated Common Stock Purchase Warrant issued to investors in 2005 B private placement (1)

10.12	Form of $0.30 Common Stock Purchase Warrant issued to investor on April 4, 2006 (1)

10.13	Form of $0.50 Common Stock Purchase Warrant issued to investors in 2006 A private placement (1)

10.14	Form of $0.50 Common Stock Purchase Warrant issued to investors in 2006 B private placement (1)

10.15	Form of $1.00 Common Stock Purchase Warrant issued to investors in 2006 B private placement (1)

10.16	Form of $0.60 Common Stock Purchase Warrant issued to investors in 2006 C private placement (1)

III—1

10.17	Form of $1.20 Common Stock Purchase Warrant issued to investors in 2006 C private placement (1)

10.18	Form of Common Stock Purchase Warrant issued to North Coast Securities Corporation dated July 1, 2006 (1)

10.19	Form of $0.50 Common Stock Purchase Warrant issued to investor in 2006 D private placement (1)

10.20	Form of Amended and Restated 8.5% Convertible Note issued in 2003 private placement (1)

10.21	Form of Amended and Restated 10% Convertible Note issued in 2005 A and B private placement (1)

10.22	Form of 15% Convertible Note dated April 4, 2006 (1)

10.23	Form of 10% Convertible Note dated May 15, 2006 (1)

10.24	Form of 10% Convertible Note dated May 24, 2006 (1)

10.25	Form of 10% Convertible Note dated June 30, 2006 (1)

10.26	Form of 13% Convertible Note dated October 13, 2006 (1)

10.27	Amended and Restated 1999 Stock Incentive Plan (1)

10.28	Form of Stock Option Agreement relating to the Company’s 1999 Stock Incentive Plan (1)

10.29	Standby Equity Distribution Agreement dated as of January 23, 2006 between Performance Health Technologies, Inc. and Cornell Capital Partners, L.P. (1)

10.30
Registration Rights Agreement dated January 23, 2006 by and between Performance Health Technologies, Inc. and Cornell Capital Partners, LP in connection with the Standby Equity Distribution Agreement (1)

10.31
Placement Agent Agreement dated as of January 23, 2006 by and among Performance Health Technologies, Inc., and Newbridge Securities Corporation in connection with the Standby Equity Distribution Agreement (1)

10.32	Form of Consulting Agreement between Performance Health Technologies, Inc. and Marc R. Silverman dated as of March 1, 2006 (1)

10.33	Employment Agreement between Performance Health Technologies, Inc. and Robert D. Prunetti dated as of August 7, 2006 (1)

10.34	Assignment and Assumption of Lease by and between Tecker Consultants, LLC, Performance Health Technologies, Inc. and BOI, L.L.C. dated August 1, 2006 (1)

10.35	Lease dated as of October 31, 1994 between The Flynn Company, as Rent Receiver for River View Executive Park, Inc., and Tecker Consultants LLC (1)

10.36	First Amendment to Lease dated November 24, 1999 between BOI I, LLC and Tecker Consultants LLC (1)

10.37	Second Amendment to Lease dated January 13, 2003 between BOI I, LLC and Tecker Consultants LLC (1)

III—2

10.38	Services Agreement between Performance Health Technologies, Inc. and Phoenix Ventures, LLC dated November 1, 2006 (1)

10.39	Form of Business Advisory Services Agreement with Advisory Board Members (1)

10.40	Consulting Agreement dated November 9, 2006 between Performance Health Technologies, Inc. and Montgomery Strategic Partners, LLC (1)

10.41	Employment Agreement between Performance Health Technologies, Inc. and Marc Silverman dated January 1, 2005 (1)

10.42	Agreement dated June 26, 2006 between Performance Health Technologies, Inc. and Bartolomei Pucciarelli (1)

10.43	Placement Agent Agreement dated May 10, 2006 between Performance Health Technologies, Inc. and North Coast Securities Corporation (1)

10.44	Financial Advisory and Investment Banking Agreement dated July 1, 2006 between Performance Health Technologies, Inc. and North Coast Securities Corporation (2)

10.45	Form of Lock-Up Agreement between Performance Health Technologies, Inc. and each of Robert D. Prunetti, Roger Harrison, Marc Silverman, Michael Mellman, Scott Jacobson and Elliot Steinberg (1)

10.46	2006 Stock Incentive Plan (1)

10.47	Manufacturing Agreement dated November 30, 2006 between Performance Health Technologies, Inc and Byers Peak (1)

10.48	Form of Common Stock Purchase Warrant issued to investors in 2006 G private placement (1)

10.49	Form of 15% Note dated December 7, 2006 (1)

10.50	Form of 15% Note dated December 14, 2006 (1)

10.51	Form of 10% Note issued December 27, 2006 - January 16, 2007 (1)

10.52	Form of Amendment dated January 9, 2007 to Notes dated April 4, 2006, May 15, 2006, May 24, 2006, June 30, 2006 (1)

10.53	Placement Agent Agreement dated December 7, 2006 between Performance Health Technologies, Inc. and North Coast Securities Corporation (1)

10.54	Software License Agreement between Performance Health Technologies, Inc. and StayHealthy, Inc., effective February 1, 2007 (1)

10.55	Sales and Marketing Agreement between Performance Health Technologies, Inc. and Interactive Metronome, Inc. dated February 27, 2007 (1)

10.56	Form of 13% Promissory Note dated March 27, 2007 (1)

10.57	Form of 15% Promissory Note dated March 27, 2007 (1)

10.58	Non-Exclusive Distribution Agreement between Performance Health Technologies, Inc. and StayHealthy, Inc., dated April 20, 2007 (1)

III—3

10.59	Form of Amendment dated May 1, 2007 to Notes December 7, 2006, December 14, 2006, December 27, 2006 - January 16, 2007 (1)

10.60	Form of Amendment Agreement with October 13, 2006 Noteholder dated April 13, 2007 (3)

10.61	Form of Warrants issued to October 13, 2006 Noteholder dated April 13, 2007 (3)

10.62	Placement Agent Agreement dated May 15, 2007 between Performance Health Technologies, Inc. and North Coast Securities Corporation (3)

10.63	Form of Subscription Agreement dated May 15, 2007 entered into in 2007 C private placement (3)

10.64	Form of Convertible Note issued on May 15, 2007 (3)

10.65	Form of Warrant dated May 15, 2007 (3)

10.66	Form of Security Agreement dated May 15, 2007 (3)

10.67	Form of Registration Rights Agreement entered into between Performance Health Technologies, Inc. and investors in 2003, 2005 A and 2005 B private placements (3)

10.68	Form of Subscription Agreement entered into on April 4, 2006 (3)

10.69	Form of Subscription Agreement and Investor Questionnaire entered into in 2006 A private placement (3)

10.70	Form of Subscription Agreement and Investor Questionnaire entered into in 2006 B private placement (3)

10.71	Form of Subscription Agreement and Investor Questionnaire entered into in 2006 C private placement (3)

10.72	Form of Subscription Agreement and Investor Questionnaire entered into in 2006 D private placement (3)

10.73	Form of Non-U.S. Subscription Agreement and Investor Questionnaire entered into in 2006 G private placement (3)

10.74	Form of Debt Exchange Agreement and Investor Questionnaire dated June 15, 2007 entered into in 2007 D private placement (3)

10.75	Form of Convertible Note dated June 15, 2007 (3)

10.76	Form of $0.75 Warrants dated June 15, 2007 (3)

10.77	Form of $1.50 Warrants dated June 15, 2007 (3)

10.78	Placement Agent Agreement dated July 31, 2003 between Performance Health Technologies, Inc. and North Coast Securities Corporation (3)

10.79	Registration Rights Agreement dated August 17, 2001 by and between Performance Health Technologies, Inc. (formerly known as Sport Trac Systems, Inc.) and First Allied Securities, Inc. (3)

III—4

10.80	Form of Subscription Agreement and Investor Questionnaire entered into in 2007 E private placement (3)

10.81	Form of Convertible Note issued in 2007 E private placement (3)

10.82	Form of $0.75 Warrants issued in 2007E private placement (3)

10.83	Form of $1.50 Warrants issued in 2007 E private placement (3)

10.84	Form of Amendment to Convertible Notes dated April 4, 2006 +

10.85	Form of Amendment to Convertible Notes dated May 15, 2006, May 24, 2006 and June 30, 2006 +

10.86	[Omitted]

10.87	Form of Amendment to Convertible Notes dated December 27, 2006, January 11, 2007 and January 16, 2007 +

10.88	Form of Amendment to Convertible Notes dated May 14, 2007 +

10.89	Dawson James Financial Advisory Agreement +

14.1	Code of Ethics (1)

21.1	Subsidiaries: None

99.1	Advisory Board Charter (1)

+               Filed herewith.

(1)            Filed as an exhibit to the Registration Statement on Form 10-SB filed with the SEC on May 14, 2007 and incorporated herein by reference.

(2)    Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2007 and incorporated herein by reference.

(3)    Filed as an exhibit to the Registration Statement Amendment No. 1 on Form 10-SB filed with the SEC on July 3, 2007 and incorporated herein by reference.

III—5

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE HEALTH TECHNOLOGIES, INC.

Date: August 6, 2007	By:	/s/ Robert D. Prunetti
Robert D. Prunetti
President and Chief Executive Officer

III—6

EXHIBIT
NO.	DESCRIPTION OF DOCUMENT

3.1	Amended and Restated Certificate of Incorporation, as of October 26, 2005 (1)

3.2	By-Laws (1)

3.3	Amended and Restated Certificate of Incorporation of the Company, filed on July 13, 2007 (2)

10.1	Form of Amended and Restated Common Stock Purchase Warrant issued to investors in 2001 A private placement (1)

10.2	Form of Amended and Restated Common Stock Purchase Warrant issued to First Allied Securities, Inc. 2001 A private placement in 2001 (1)

10.3	Form of Amended and Restated Common Stock Purchase Warrant issued to First Allied Securities, Inc. 2001 consulting agreement (1)

10.4	Form of Amended and Restated Common Stock Purchase Warrant issued to bridge loan converters in 2001 private placement (1)

10.5	Form of Amended and Restated Common Stock Purchase Warrant issued to First Allied Securities in 2001 A private placement (1)

10.6	Form of Amended and Restated Common Stock Purchase Warrant issued to investors in 2001 B private placement (1)

10.7	Form of Amended and Restated Common Stock Purchase Warrant issued to First Allied Securities, Inc. 2001 B private placement (1)

10.8	Form of Amended and Restated Common Stock Purchase Warrant issued to North Coast Securities Corporation in 2003 private placement (1)

10.9	Form of Amended and Restated Common Stock Purchase Warrant issued to North Coast Securities Corporation in 2005 A private placement (1)

10.10	Form of Amended and Restated Common Stock Purchase Warrant issued to North Coast Securities Corporation in 2005 B private placement (1)

10.11	Form of Amended and Restated Common Stock Purchase Warrant issued to investors in 2005 B private placement (1)

10.12	Form of $0.30 Common Stock Purchase Warrant issued to investor on April 4, 2006 (1)

10.13	Form of $0.50 Common Stock Purchase Warrant issued to investors in 2006 A private placement (1)

10.14	Form of $0.50 Common Stock Purchase Warrant issued to investors in 2006 B private placement (1)

10.15	Form of $1.00 Common Stock Purchase Warrant issued to investors in 2006 B private placement (1)

10.16	Form of $0.60 Common Stock Purchase Warrant issued to investors in 2006 C private placement (1)

10.17	Form of $1.20 Common Stock Purchase Warrant issued to investors in 2006 C private placement (1)

10.18	Form of Common Stock Purchase Warrant issued to North Coast Securities Corporation dated July 1, 2006 (1)

III—7

10.19	Form of $0.50 Common Stock Purchase Warrant issued to investor in 2006 D private placement (1)

10.20	Form of Amended and Restated 8.5% Convertible Note issued in 2003 private placement (1)

10.21	Form of Amended and Restated 10% Convertible Note issued in 2005 A and B private placement (1)

10.22	Form of 15% Convertible Note dated April 4, 2006 (1)

10.23	Form of 10% Convertible Note dated May 15, 2006 (1)

10.24	Form of 10% Convertible Note dated May 24, 2006 (1)

10.25	Form of 10% Convertible Note dated June 30, 2006 (1)

10.26	Form of 13% Convertible Note dated October 13, 2006 (1)

10.27	Amended and Restated 1999 Stock Incentive Plan (1)

10.28	Form of Stock Option Agreement relating to the Company’s 1999 Stock Incentive Plan (1)

10.29	Standby Equity Distribution Agreement dated as of January 23, 2006 between Performance Health Technologies, Inc. and Cornell Capital Partners, L.P. (1)

10.30
Registration Rights Agreement dated January 23, 2006 by and between Performance Health Technologies, Inc. and Cornell Capital Partners, LP in connection with the Standby Equity Distribution Agreement (1)

10.31
Placement Agent Agreement dated as of January 23, 2006 by and among Performance Health Technologies, Inc., and Newbridge Securities Corporation in connection with the Standby Equity Distribution Agreement (1)

10.32	Form of Consulting Agreement between Performance Health Technologies, Inc. and Marc R. Silverman dated as of March 1, 2006 (1)

10.33	Employment Agreement between Performance Health Technologies, Inc. and Robert D. Prunetti dated as of August 7, 2006 (1)

10.34	Assignment and Assumption of Lease by and between Tecker Consultants, LLC, Performance Health Technologies, Inc. and BOI, L.L.C. dated August 1, 2006 (1)

10.35	Lease dated as of October 31, 1994 between The Flynn Company, as Rent Receiver for River View Executive Park, Inc., and Tecker Consultants LLC (1)

10.36	First Amendment to Lease dated November 24, 1999 between BOI I, LLC and Tecker Consultants LLC (1)

10.37	Second Amendment to Lease dated January 13, 2003 between BOI I, LLC and Tecker Consultants LLC (1)

10.38	Services Agreement between Performance Health Technologies, Inc. and Phoenix Ventures, LLC dated November 1, 2006 (1)

10.39	Form of Business Advisory Services Agreement with Advisory Board Members (1)

III—8

10.40	Consulting Agreement dated November 9, 2006 between Performance Health Technologies, Inc. and Montgomery Strategic Partners, LLC (1)

10.41	Employment Agreement between Performance Health Technologies, Inc. and Marc Silverman dated January 1, 2005 (1)

10.42	Agreement dated June 26, 2006 between Performance Health Technologies, Inc. and Bartolomei Pucciarelli (1)

10.43	Placement Agent Agreement dated May 10, 2006 between Performance Health Technologies, Inc. and North Coast Securities Corporation (1)

10.44	Financial Advisory and Investment Banking Agreement dated July 1, 2006 between Performance Health Technologies, Inc. and North Coast Securities Corporation (2)

10.45	Form of Lock-Up Agreement between Performance Health Technologies, Inc. and each of Robert D. Prunetti, Roger Harrison, Marc Silverman, Michael Mellman, Scott Jacobson and Elliot Steinberg (1)

10.46	2006 Stock Incentive Plan (1)

10.47	Manufacturing Agreement dated November 30, 2006 between Performance Health Technologies, Inc and Byers Peak (1)

10.48	Form of Common Stock Purchase Warrant issued to investors in 2006 G private placement (1)

10.49	Form of 15% Note dated December 7, 2006 (1)

10.50	Form of 15% Note dated December 14, 2006 (1)

10.51	Form of 10% Note issued December 27, 2006 - January 16, 2007 (1)

10.52	Form of Amendment dated January 9, 2007 to Notes dated April 4, 2006, May 15, 2006, May 24, 2006, June 30, 2006 (1)

10.53	Placement Agent Agreement dated December 7, 2006 between Performance Health Technologies, Inc. and North Coast Securities Corporation (1)

10.54	Software License Agreement between Performance Health Technologies, Inc. and StayHealthy, Inc., effective February 1, 2007 (1)

10.55	Sales and Marketing Agreement between Performance Health Technologies, Inc. and Interactive Metronome, Inc. dated February 27, 2007 (1)

10.56	Form of 13% Promissory Note dated March 27, 2007 (1)

10.57	Form of 15% Promissory Note dated March 27, 2007 (1)

10.58	Non-Exclusive Distribution Agreement between Performance Health Technologies, Inc. and StayHealthy, Inc., dated April 20, 2007 (1)

10.59	Form of Amendment dated May 1, 2007 to Notes December 7, 2006, December 14, 2006, December 27, 2006 - January 16, 2007 (1)

III—9

10.60	Form of Amendment Agreement with October 13, 2006 Noteholder dated April 13, 2007 (3)

10.61	Form of Warrants issued to October 13, 2006 Noteholder dated April 13, 2007 (3)

10.62	Placement Agent Agreement dated May 15, 2007 between Performance Health Technologies, Inc. and North Coast Securities Corporation (3)

10.63	Form of Subscription Agreement dated May 15, 2007 entered into in 2007 C private placement (3)

10.64	Form of Convertible Note issued on May 15, 2007 (3)

10.65	Form of Warrant dated May 15, 2007 (3)

10.66	Form of Security Agreement dated May 15, 2007 (3)

10.67	Form of Registration Rights Agreement entered into between Performance Health Technologies, Inc. and investors in 2003, 2005 A and 2005 B private placements (3)

10.68	Form of Subscription Agreement entered into on April 4, 2006 (3)

10.69	Form of Subscription Agreement and Investor Questionnaire entered into in 2006 ~~B~~ A private placement (3)

10.70	Form of Subscription Agreement and Investor Questionnaire entered into in 2006 B private placement (3)

10.71	Form of Subscription Agreement and Investor Questionnaire entered into in 2006 C private placement (3)

10.72	Form of Subscription Agreement and Investor Questionnaire entered into in 2006 D private placement (3)

10.73	Form of Non-U.S. Subscription Agreement and Investor Questionnaire entered into in 2006 G private placement (3)

10.74	Form of Debt Exchange Agreement and Investor Questionnaire dated June 15, 2007 entered into in 2007 D private placement (3)

10.75	Form of Convertible Note dated June 15, 2007 (3)

10.76	Form of $0.75 Warrants dated June 15, 2007 (3)

10.77	Form of $1.50 Warrants dated June 15, 2007 (3)

10.78	Placement Agent Agreement dated July 31, 2003 between Performance Health Technologies, Inc. and North Coast Securities Corporation (3)

10.79	Registration Rights Agreement dated August 17, 2001 by and between Performance Health Technologies, Inc. (formerly known as Sport Trac Systems, Inc.) and First Allied Securities, Inc. (3)

10.80	Form of Subscription A~~a~~greement and Investor Questionnaire entered into in 2007 E private placement (3)

10.81	Form of Convertible Note issued in 2007 E private placement (3)

III—10

10.82	Form of $0.75 Warrants issued in 2007E private placement (3)

10.83	Form of $1.50 Warrants issued in 2007 E private placement (3)

10.84	Form of Amendment to Convertible Notes dated April 4, 2006 +

10.85	Form of Amendment to Convertible Notes dated May 15, 2006, May 24, 2006 and June 30, 2006 +

10.86	[Omitted]

10.87	Form of Amendment to Convertible Notes dated December 27, 2006, January 11, 2007 and January 16, 2007 +

10.88	Form of Amendment to Convertible Notes dated May 14, 2007 +

10.89	Dawson James Financial Advisory Agreement +

14.1	Code of Ethics (1)

21.1	Subsidiaries: None

99.1	Advisory Board Charter (1)

+              Filed herewith.

(1)            Filed as an exhibit to the Registration Statement on Form 10-SB filed with the SEC on May 14, 2007 and incorporated herein by reference.

(2)    Filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2007 and incorporated herein by reference.

(3)    Filed as an exhibit to the Registration Statement Amendment No. 1 on Form 10-SB filed with the SEC on July 3, 2007 and incorporated herein by reference.

III—11